

VERSACE



JIMMY CHOO

CAPRI
HOLDINGS LIMITED



MICHAEL KORS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 30, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-35368

CAPRI
HOLDINGS LIMITED

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands	**N/A**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

90 Whitfield Street
2nd Floor
London, United Kingdom
W1T 4EZ

(Address of Principal Executive Offices)

Registrant's telephone number, including area code: 44 207 632 8600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Ordinary Shares, no par value	**CPRI**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☒ Yes	☐ No
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	☐ Yes	☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☒ Yes	☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).	☐ Yes	☒ No

The aggregate market value of the registrant's voting and non-voting ordinary shares held by non-affiliates of the registrant was $5,963,581,508 as of September 29, 2023, the last business day of the registrant's most recently completed second fiscal quarter based on the closing price of the ordinary shares on the New York Stock Exchange.

As of May 22, 2024, Capri Holdings Limited had 116,649,222 ordinary shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the Registrant's definitive Proxy Statement, which will be filed in July 2024, for the 2024 Annual Meeting of the Shareholders.

TABLE OF CONTENTS

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This report contains statements which are, or may be deemed to be, "forward-looking statements." Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of management of Capri Holdings Limited ("Capri" or the "Company") about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. All statements other than statements of historical facts included herein, may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words "plans", "believes", "expects", "intends", "will", "should", "could", "would", "may", "anticipates", "might" or similar words or phrases, are forward-looking statements. These forward-looking statements are not guarantees of future financial performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions, which could cause actual results to differ materially from those projected or implied in any forward-looking statements, including regarding the pending merger with Tapestry, Inc. (the "Merger"). These risks, uncertainties and other factors include, but are not limited to, our ability to respond to changing fashion, consumer traffic and retail trends; fluctuations in demand for our products; high consumer debt levels, recession and inflationary pressures; loss of market share and increased competition; reductions in our wholesale channel; the impact of the COVID-19 pandemic, or other unforeseen epidemics, pandemics, disasters or catastrophes; levels of cash flow and future availability of credit, Capri's ability to successfully execute its growth strategies; departure of key employees or failure to attract and retain highly qualified personnel; risks associated with operating in international markets and global sourcing activities, including disruptions or delays in manufacturing or shipments; the risk of cybersecurity threats and privacy or data security breaches; extreme weather conditions and natural disasters; general economic, political, business or market conditions; acts of war and other geopolitical conflicts; the outcome of the U.S. Federal Trade Commission's ("FTC") lawsuit attempting to block the pending Merger, the occurrence of any other event, change or other circumstances that could give rise to the termination of the merger agreement entered into in connection with the pending Merger; the risk that the parties to the merger agreement may not be able to satisfy the conditions to the pending Merger in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the pending Merger; the risk that any announcements relating to the pending Merger could have adverse effects on the market price of Capri's ordinary shares; the risk of any unexpected costs or expenses resulting from the pending Merger; the risk of any litigation relating to the pending Merger; the risk that the pending Merger could have an adverse effect on the ability of Capri to retain and maintain relationships with customers, suppliers and other business partners and retain and hire key personnel and on its operating results and business generally, as well as those risks that are outlined in Capri's disclosure filings and materials, which you can find on http://www.capriholdings.com, such as its Form 10-K, Form 10-Q and Form 8-K reports that have been filed with the SEC. Please consult these documents for a more complete understanding of these risks and uncertainties. Any forward-looking statement in this report speaks only as of the date made and Capri disclaims any obligation to update or revise any forward-looking or other statements contained herein other than in accordance with legal and regulatory obligations.

SUMMARY OF RISKS AFFECTING OUR BUSINESS

Our business is subject to numerous risks. The following summary highlights some of the risks you should consider with respect to our business and prospects. This summary is not complete and the risks summarized below are not the only risks we face. You should review and consider carefully the risks and uncertainties described in more detail in this "Risk Factors" section of this Annual Report on Form 10-K which includes a more complete discussion of the risks summarized below as well as a discussion of other risks related to our business and an investment in our ordinary shares. Risks are listed in the categories where they primarily apply, but other categories may also apply.

Risks Related to the Merger
- we are subject to litigation challenging the Merger, including the lawsuit by the U.S. FTC attempting to block the pending Merger, and an unfavorable judgment or ruling in any such lawsuits could prevent or delay the consummation of the Merger and/or result in substantial costs and otherwise have a material adverse impact on our business and our share price;
- the pendency of the Merger could adversely affect our business, financial results and operations; and
- failure to complete the pending Merger could adversely affect our business and the market price of our ordinary shares.

Risks Related to Macroeconomic Conditions
- the accessories, footwear and apparel industries are heavily influenced by general macroeconomic cycles that affect consumer spending and a prolonged period of depressed consumer spending could have a material adverse effect on our business, results of operations and financial condition; and
- the COVID-19 pandemic may adversely affect our business and results of operations.

Risks Related to Our Business
- we may not be able to respond to changing fashion and retail trends in a timely manner, which could have a material adverse effect on our brands, business, results of operations and financial condition;
- the markets in which we operate are highly competitive, both within North America and internationally, and increased competition based on a number of factors could cause our profitability and/or gross margins to decline;
- our business could suffer as a result of reductions in our wholesale channel and/or consolidations, liquidations, restructurings and other ownership changes of our wholesale partners;
- the departure of key employees or our failure to attract and retain qualified personnel could have a material adverse effect on our business;
- we face risks associated with operating globally;
- our retail stores are heavily dependent on the ability and desire of consumers to travel and shop, and a decline in consumer traffic could have a negative effect on our comparable store sales and store profitability resulting in impairment charges, which could have a material adverse effect on our business, results of operations and financial condition;
- if we are unable to effectively execute our e-commerce business and provide a reliable digital experience for our customers, our reputation and operating results may be harmed;
- our business is subject to risks inherent in global sourcing activities, including disruptions or delays in manufacturing or shipments;
- our business may be subject to increased costs and a decline in profitability as a result of increasing pressure on margins if we misjudge the demand for our products;
- the long-term growth of our business depends on the successful execution of our strategic initiatives;
- we may be required to take impairment charges with respect to one or more of our brands;
- our current and future licensing and joint venture arrangements may not be successful and may make us susceptible to the actions of third-parties over whom we have limited control;
- we are subject to risks associated with leasing retail space subject to long-term and non-cancelable leases. We may be unable to renew leases at the end of their terms. If we close a leased retail space, we remain obligated under the applicable lease;
- we are dependent on a limited number of distribution facilities. If one or more of our distribution facilities experiences operational difficulties or becomes inoperable, it could have a material adverse effect on our business, results of operations and financial condition;
- we are dependent on third-parties to perform certain outsourced functions;
- increases in the cost of raw materials could increase our production costs and cause our operating results and financial condition to suffer;
- we primarily use foreign manufacturing contractors and independent third-party agents to source our finished goods; and

- our business is exposed to foreign currency exchange rate fluctuations.

Risks Related to Information Technology and Data Security
- privacy breaches and other cyber security risks related to our business could negatively affect our reputation, credibility and business; and
- a material delay or disruption in our information technology systems or e-commerce websites or our failure or inability to upgrade our information technology systems precisely and efficiently could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Environmental, Social and Governance Issues
- increased scrutiny from investors and others regarding our corporate social responsibility initiatives, including environmental, social and other matters of significance relating to sustainability, and changing regulatory requirements around environmental, social and governance ("ESG") could result in additional costs or risks and adversely impact our reputation; and
- our business is susceptible to the risks associated with climate change and other environmental impacts which could negatively affect our business and operations.

Risks Related to Tax, Legal and Regulatory Matters
- our business is subject to risks associated with importing products, and the imposition of additional duties, tariffs or trade restrictions could have a material adverse effect on our business, results of operations and financial condition;
- fluctuations in our tax obligations and changes in tax laws, treaties and regulations may have a material adverse impact on our future effective tax rates and results of operations;
- if we fail to comply with labor laws or collective bargaining agreements, or if our independent manufacturing contractors fail to use acceptable, ethical business practices, our business and reputation could suffer;
- we may be unable to protect our trademarks, copyrights and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights;
- we self-insure certain risks and may be impacted by unfavorable claims experience; and
- we are subject to various proceedings, lawsuits, disputes, and claims in the ordinary course of business which could have an adverse impact on our business, financial condition and results of operations.

Risks Related to Our Debt
- we have incurred a substantial amount of indebtedness, which could adversely affect our financial condition and restrict our ability to incur additional indebtedness or engage in additional transactions;
- we may be unable to meet financial covenants in our indebtedness agreements which could result in an event of default and restrictive covenants in such agreements may restrict our ability to pursue our business strategies; and
- if one or more of our counterparty financial institutions default on their obligations to us, we may incur significant losses or our financial liquidity could be adversely impacted.

Risks Related to Our Ordinary Shares
- our share price may periodically fluctuate based on forward-looking expectations regarding our financial performance;
- if we are unable to conduct share repurchases at expected levels, our share price could be adversely affected;
- failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in the price of our ordinary shares;
- rights of shareholders under British Virgin Islands law differ from those under United States law, and, accordingly, our shareholders may have fewer protections;
- the laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs;
- it may be difficult to enforce judgments against us or our executive officers and directors in jurisdictions outside the United States; and
- British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.

Unless the context requires otherwise, references in this Annual Report on Form 10-K to "Capri", "we", "us", "our", "the Company", "our Company" and "our business" refer to Capri Holdings Limited and its consolidated subsidiaries. References to our stores, retail stores and retail segment include all of our full-price retail stores (including concessions), our e-commerce websites and outlet stores. The Company utilizes a 52- to 53-week fiscal year and the term "Fiscal Year" or "Fiscal" refers to that 52-week or 53-week period. The fiscal years ending on March 30, 2024 and April 1, 2023 ("Fiscal 2024" and "Fiscal 2023", respectively) contain 52-weeks and the fiscal year ending on April 2, 2022 ("Fiscal 2022") contains 53-weeks. The Company's Fiscal 2025 is a 52-week period ending March 29, 2025. Some differences in the numbers in the tables and text throughout this annual report may exist due to rounding.

Item 1. Business

Our Company

Capri Holdings Limited ("Capri") is a global fashion luxury group consisting of iconic, founder-led brands Versace, Jimmy Choo and Michael Kors. Our commitment to glamorous style and craftsmanship is at the heart of each of our luxury brands. We have built our reputation on designing exceptional, innovative products that cover the full spectrum of fashion luxury categories. Our strength lies in the unique DNA and heritage of each of our brands, the diversity and passion of our people and our dedication to the clients and communities we serve.

Our Brands

Versace

Our Versace brand has long been recognized as one of the world's leading international fashion design houses and is synonymous with Italian glamour and style. Founded in 1978 in Milan, Versace is known for its iconic and unmistakable style and unparalleled craftsmanship. Over the past several decades, the House of Versace has grown globally from its roots in haute couture, expanding into the design, manufacturing, distribution and retailing of ready-to-wear, accessories, footwear, eyewear, watches, jewelry, fragrance and home furnishings. Versace's design team is led by Donatella Versace, who has been the brand's Artistic Director for over 20 years. Versace distributes its products through a worldwide distribution network, which includes boutiques in some of the world's most fashionable cities, its e-commerce sites, as well as through the most prestigious department and specialty stores worldwide.

Jimmy Choo

Our Jimmy Choo brand offers a distinctive, glamorous and fashion-forward product range, enabling it to develop into a leading global luxury accessories brand, whose core product offering is women's luxury shoes, complemented by accessories, including handbags, small leather goods, jewelry, scarves and belts, as well as men's luxury shoes and accessories. In addition, certain categories, including fragrance and eyewear, are produced under licensing agreements. Jimmy Choo's design team is led by Sandra Choi, who has been the Creative Director for the brand since its inception in 1996. Jimmy Choo products are unique, instinctively seductive and chic. The brand offers classic and timeless luxury products, alongside innovative collections that are intended to set and lead fashion trends. Jimmy Choo is represented through its global store network, its e-commerce sites, as well as through the most prestigious department and specialty stores worldwide.

Michael Kors

Our Michael Kors brand was launched over 40 years ago by Michael Kors, a world-renowned designer, whose vision has taken the Company from its beginnings as an American luxury sportswear house to a global accessories, ready-to-wear and footwear company with a global distribution network that has presence in over 100 countries through Company-operated retail stores and e-commerce sites, leading department stores, specialty stores and select licensing partners. Michael Kors is a highly recognized luxury fashion brand in the Americas and Europe with growing brand awareness in other international markets. Michael Kors features distinctive designs, materials and craftsmanship that combines stylish elegance and a sporty attitude. Michael Kors offers three primary collections: the Michael Kors Collection line, the MICHAEL Michael Kors line and the Michael Kors Mens line. The Michael Kors Collection establishes the aesthetic authority of the entire brand and is carried by select retail stores, our e-commerce sites, as well as in the finest luxury department stores in the world. MICHAEL Michael Kors has a strong focus on accessories, in addition to offering ready-to-wear and footwear. We have also been developing our men's business in recognition of the significant opportunity afforded by the Michael Kors brand's established fashion authority and the expanding men's market. Taken together, our Michael Kors collections target a broad customer base while retaining our premium luxury image.

Our Segments

We operate in three reportable segments as follows:

- <u>Versace</u> — accounted for approximately 20% of our total revenue in Fiscal 2024 and includes worldwide sales of Versace products through 236 retail stores (including concessions) and e-commerce sites, through wholesale doors (including multi-brand stores), as well as through product and geographic licensing arrangements.

- <u>Jimmy Choo</u> — accounted for approximately 12% of our total revenue in Fiscal 2024 and includes worldwide sales of Jimmy Choo products through 234 retail stores (including concessions) and e-commerce sites, through wholesale doors (including multi-brand stores), as well as through product and geographic licensing arrangements.

- <u>Michael Kors</u> — accounted for approximately 68% of our total revenue in Fiscal 2024 and includes worldwide sales of Michael Kors products through 769 retail stores (including concessions) and e-commerce sites, through wholesale doors, as well as through product and geographic licensing arrangements.

In addition to these reportable segments, we have certain corporate costs that are not directly attributable to our brands and, therefore, are not allocated to its segments. Such costs primarily include certain administrative, corporate occupancy, shared service and information systems expenses, including enterprise resource planning ("ERP") system implementation costs and Capri transformation program costs. In addition, certain other costs are not allocated to segments, including Merger related costs, impairment charges, the impact of the war in Ukraine, restructuring and other expense and COVID-19 related expenses. The segment structure is consistent with how the Company's chief operating decision maker ("CODM") plans and allocates resources, manages the business and assesses performance. All intercompany revenues are eliminated in consolidation and are not reviewed when evaluating segment performance. For additional financial information regarding our segments and corporate unallocated expenses, see Note 20 to the accompanying consolidated financial statements.

Industry

We operate in the global personal luxury goods industry. In 2023, the global personal luxury goods market grew 8% at constant exchange rates, reaching an estimated $390 billion. The market is predicted to increase at a 6-7% compound annual growth rate between 2023 and 2030 to approximately $600 billion. Future growth will be driven by e-commerce, Chinese consumers and younger generations. By 2030, *Bain** studies estimate that approximately 30% of personal luxury goods sales will occur online, Chinese consumers will represent approximately 35-40% of total global personal luxury goods sales and Gen Z and Alpha, combined, will make up approximately one-third of the market. As the personal luxury goods market continues to evolve, Capri is committed to designing exceptional, innovative products that cover the full spectrum of fashion luxury categories, increasing customer engagement initiatives across all three brands and tailoring merchandise to customer shopping and communication preferences as part of our growth strategy.

* Bain – Altagamma Luxury Goods Worldwide Market Study, Fall 2023 (November 15, 2023). Bain Altagamma estimates market sizes in Euros which have been converted to US dollars. These studies were prepared by Bain & Company and Altagamma and can be obtained free of charge or at a nominal cost by contacting Bain & Company's media contacts. While we believe that each of these studies and publications are reliable, we have not independently verified market and industry data from third-party sources.

Geographic Information

We generate revenue globally through our three reportable segments, as described above. We sell our Versace, Jimmy Choo and Michael Kors products through retail and wholesale channels in three principal geographic markets: the Americas (United States, Canada and Latin America), EMEA (Europe, Middle East and Africa) and Asia (Asia and Oceania). We also have wholesale arrangements pursuant to which we sell products to geographic licensees. In addition, we have licensing agreements through which we license to third-parties the use of our Versace, Jimmy Choo and Michael Kors brand names and trademarks, certain production rights and sales and/or distribution rights with respect to our brands.

The following table details our revenue by segment and geographic location (in millions):

	Fiscal Years Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Versace - the Americas	$ 338	$ 408	$ 408
Versace - EMEA	444	468	425
Versace - Asia	248	230	255
Total Versace revenue	**1,030**	**1,106**	**1,088**
Jimmy Choo - the Americas	176	196	175
Jimmy Choo - EMEA	266	255	229
Jimmy Choo - Asia	176	182	209
Total Jimmy Choo revenue	**618**	**633**	**613**
Michael Kors - the Americas	2,298	2,616	2,627
Michael Kors - EMEA	791	819	835
Michael Kors - Asia	433	445	491
Total Michael Kors revenue	**3,522**	**3,880**	**3,953**
Total - the Americas	2,812	3,220	3,210
Total - EMEA	1,501	1,542	1,489
Total - Asia	857	857	955
Total revenue	**$ 5,170**	**$ 5,619**	**$ 5,654**

Competitive Strengths

We believe that the following strengths differentiate us from our competitors:

Global Fashion Luxury Group Led by a World-Class Management Team and Renowned Designers. We are a global fashion luxury group, consisting of three iconic brands defined by fashion luxury products with a reputation for world-class design and innovation. The design leadership of our founder-designers Donatella Versace, Sandra Choi and Michael Kors is a unique advantage that we possess. Our founder-led design teams are supported by our senior management team with extensive experience across a broad range of disciplines in the retail industry, including design, sales, marketing, public relations, merchandising, real estate, supply chain and finance. With an average of 26 years of experience in the retail industry, including at a number of public companies, and an average of 22 years of experience with our brands, our senior management team has strong creative and operational experience and a successful track record.

For over 20 years, Donatella Versace has been Versace's Artistic Director, molding Versace's iconic style. A true visionary with an intuition for how to blend fashion, design and culture, Donatella continues to honor the rich and storied Versace heritage founded in 1978, while constantly evolving and adapting the luxury house to ensure the brand's continued relevance. Donatella's most recent collections for Versace are a testament to her bold and fearless design vision that celebrate Versace's Italian heritage and unapologetic glamour. Versace designs are often worn by the world's most famous celebrities.

Jimmy Choo's design team is led by Sandra Choi, who has been the Creative Director for the Jimmy Choo brand since its inception in 1996. Jimmy Choo products are glamourous and daring. The Jimmy Choo brand offers classic and timeless luxury products, alongside innovative collections that are intended to set and lead fashion trends. Jimmy Choo's products have a strong red carpet presence and are often worn by global celebrities.

The Michael Kors brand was launched over 40 years ago by Michael Kors, a world-renowned designer, who is responsible for conceptualizing and directing the design of our Michael Kors brand products. We believe that the Michael Kors brand name has become synonymous with luxurious fashion that is timeless and elegant, expressed through the brand's sophisticated accessories and ready-to-wear collections. Each of our Michael Kors brand collections exemplifies a glamorous lifestyle and features high quality designs, materials and craftsmanship. Michael Kors has received a number of awards, which recognize the contribution he and his team have made to the fashion industry and our Company. Some of the most widely recognized global trendsetters and celebrities wear our Michael Kors brand collections.

Expertise in the Accessories Category. We have strong group expertise in accessories. The strength of our Michael Kors Collection and our MICHAEL Michael Kors line have allowed us to expand our brand awareness and position Michael Kors as one of the leading global luxury brands in the accessories product categories. Capitalizing on the success of our accessories product category, we continue to further develop the accessories businesses for Jimmy Choo and Versace, bringing our accessories expertise, including our product category knowledge, our merchandising best practices and our substantial group buying power to these brands. Our goal is to increase Versace's women's and men's accessories penetration from approximately 20% of revenues in Fiscal 2024 to 50% of Versace's revenues over time and to increase Jimmy Choo's women's accessories penetration from approximately 20% of revenues in Fiscal 2024 to 30% of Jimmy Choo's revenues over time.

Exceptional Retail Store Footprint. Versace operates in three primary retail formats: boutiques, outlet and e-commerce. We operated 236 Versace retail stores as of March 30, 2024 in some of the most fashionable cities and the most sought-after shopping destinations around the world. During Fiscal 2024, we completed renovations at approximately 75% of our Versace retail stores to incorporate our new store design and have continued with these renovations in Fiscal 2025. Versace's products are distributed worldwide through a global network of highly specialized stores, which average approximately 2,900 gross square feet. In addition, we operate Versace e-commerce sites in the United States, Europe and China (covering 90 countries worldwide).

We operated 234 Jimmy Choo retail stores as of March 30, 2024, in some of the most premier locations worldwide. Jimmy Choo retail stores, comprised of full-price stores and outlets, average approximately 1,500 gross square feet. In addition, we operate Jimmy Choo e-commerce sites in the United States, certain parts of Europe, Japan, China, Australia and Korea.

We operated 769 Michael Kors stores as of March 30, 2024 with four primary retail formats: collection stores, lifestyle stores, outlet stores and e-commerce sites. Michael Kors collection stores are located in some of the world's most prestigious shopping areas and average approximately 2,900 gross square feet in size. The Michael Kors lifestyle stores are located in some of the world's most frequented metropolitan shopping locations and leading regional shopping centers, and average approximately 2,700 gross square feet in size. We also extend our reach to additional consumer groups through our outlet stores, which average approximately 4,500 gross square feet in size. In addition, we also operate Michael Kors e-commerce sites in North America, China, Japan, South Korea, certain parts of Europe, the Middle East, Africa, Asia Pacific and Oceania.

World-class Omni and CRM Capabilities. We have omni-channel capabilities from best-in-class digital platforms to state-of-the-art distribution facilities globally, which we leverage across businesses. We will continue to implement omni-channel capabilities throughout our businesses, we have begun leveraging our distribution centers globally to serve multiple brands.

Strong Relationships with Premier Department Stores. We partner with leading wholesale customers, such as Bloomindale's, Macy's, Dillard's and Saks Fifth Avenue in North America, as well as Galeries Lafayette, Harrods, Harvey Nichols, Printemps and Selfridges in Europe. These relationships enable us to access large numbers of our key consumers in a targeted manner. Our "shop-in-shops" have specially trained staff, as well as customized fixtures, wall casings, decorative items, flooring and provide department store consumers with a more personalized shopping experience than traditional retail department store configurations. We have engaged with our wholesale customers on various initiatives and have continued to enter into supply chain partnerships designed to increase the speed at which our luxury fashion products reach the ultimate consumer. For Michael Kors, we continue to optimize deliveries with the intent to drive more full-price sell-through in the wholesale channel.

Business Strategy

Our goal is to continue to create long-term shareholder value by increasing our revenue and profits and strengthening our global brands. We also believe that sound environmental and social policies are both ethically correct and fiscally responsible. To that end, we are committed to improving the way we work in order to better the world in which we live. We plan to achieve our business strategy by focusing on the following strategic initiatives:

Leverage group expertise and capabilities. We will continue to leverage our group expertise in accessories and footwear to fuel growth across our portfolio of brands, implementing the best practices from our Michael Kors core accessories business to our Versace and Jimmy Choo brands. We will also continue to prioritize the development of our e-commerce platforms and omni-channel capabilities for our brands, leveraging our broad expertise and capabilities in this area. We see a number of opportunities to create long-term operational synergies as we combine our global competencies and footprint. These synergies will be primarily focused on opportunities in our supply chain, information systems, back office support and manufacturing.

Continue to increase our presence in Asia. We plan to continue to diversify our group's global footprint with an emphasis on the Asia market, where we believe each of our three brands continue to have the potential to significantly grow market share in the region.

Continue to execute our strategies to grow Versace. We plan to grow the Versace business to at least $2 billion in revenues over time. To achieve this goal, we plan to build on Versace's iconic brand codes - Barocco, La Medusa and La Greca. Additionally, we will capitalize on Versace's high brand awareness through bold and engaging consumer communication. We also plan to expand and elevate Versace's distribution by accelerating e-commerce and omni-channel capabilities, increasing our global retail footprint to 300 retail stores and continuing to renovate the remainder of the store fleet. Finally, we plan to leverage our group's expertise to expand Versace's women's and men's accessories to 50% of the brand's revenues over time, while maintaining Versace's authoritative presence in women's and men's ready-to-wear.

Continue to execute on our strategies to grow Jimmy Choo. We plan to continue to implement our growth strategies for Jimmy Choo with a goal of reaching $1 billion in revenues over time. Our overarching strategy is rooted in reinforcing the brand's glamorous DNA through client experience and communications, as well as through product – from formal to casual, across accessories and footwear. Additionally, we plan to expand Jimmy Choo's distribution by accelerating e-commerce and omni-channel developments and investing in our global retail footprint in the most fashionable shopping destinations around the world. We also have a significant opportunity to increase women's accessories to approximately 30% of Jimmy Choo's revenue over time by expanding the breadth of new collections. At the same time, we plan to continue to grow footwear sales by capitalizing on the success of glamour while expanding our fashion active and casual offerings.

Continue to leverage the strength of Michael Kors, which remains the foundation for our fashion luxury group. Our goal is to continue to elevate Michael Kors to become a stronger and more profitable brand. We are capitalizing on high brand awareness and consumer engagement by embracing Michael Kors heritage through a modern lens. Reinforcing our highly recognizable brand codes including the MK monogram and MK hardware across all product categories remains a core growth strategy. In accessories, we continue to refresh and celebrate brand icons while evolving styles with newness. Additionally, we plan to grow our men's business by leading with accessories and maximizing our brand codes. Our strategy to enhance customer experience by expanding our omni-channel capabilities also remains a key priority. Finally, we plan to double Michael Kors revenue in Asia over time.

Execute on our corporate social responsibility strategy. We strive to foster a future where both people and the planet are cared for, and we believe that ethical business practices and giving back are critical to our success. Our corporate social responsibility (CSR) strategy focuses on four foundational pillars – Our Governance, Our World, Our Community and Our Philanthropy. We continue to take steps to advance our CSR strategy and to support the United Nations Sustainable Development Goals. Our key sustainability goals, our plans for getting there, and an update on the progress we have made can be found in our annual CSR report located at www.capriholdings.com/CSR. The content on this website and the content in our CSR reports are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC.

Collections and Products

Our total revenue by major product category is as follows (in millions):

| | Fiscal Years Ended | | | | | |
	March 30, 2024	% of Total	April 1, 2023	% of Total	April 2, 2022	% of Total
Accessories	$ 2,570	49.7%	$ 2,826	50.3%	$ 2,901	51.3%
Footwear	1,151	22.3%	1,217	21.7%	1,208	21.4%
Apparel	965	18.7%	1,107	19.7%	1,027	18.2%
Licensed product	230	4.4%	222	4.0%	241	4.3%
Licensing revenue	219	4.2%	211	3.8%	212	3.7%
Other	35	0.7%	36	0.5%	65	1.1%
Total revenue	$ 5,170		$ 5,619		$ 5,654	

Versace

Versace is one of the leading international fashion design houses, representing the brand's creative vision through a wide range of products. From haute-couture to ready-to-wear, footwear, accessories and home decor, Versace delivers a unique lifestyle that welcomes customers in its elegant yet glamorous universe. Generally, Versace's haute couture retails up to $250,000, ready-to-wear retails from $200 to $15,000, accessories retail from $100 to $4,000 and footwear retail from $350 to $3,000.

Certain product categories, such as Versace Jeans Couture, eyewear, fragrances, jewelry, watches and home furnishings, are produced under product licensing agreements. Swinger SA is the exclusive licensee for Versace Jeans Couture, Luxottica is the exclusive licensee for Versace eyewear, EuroItalia is the exclusive licensee for Versace fragrances, Vertime is the exclusive licensee for Versace watches and Poltrona Frau is the exclusive licensee for Versace home furnishings. Generally, Versace Jeans Couture retail from $75 to $1,300, Versace eyewear retails from $280 to $700, Versace fragrances retail from $50 to $330, Versace watches retail from $490 to $9,000 and Versace home furnishings, which include a variety of products, generally retail from $850 to $100,000.

Jimmy Choo

Jimmy Choo is a leading global luxury accessories brand offering a distinctive, glamorous and fashion-forward product range, whose core product offering is women's luxury shoes, complemented by accessories, including handbags, small leather goods, jewelry, scarves and belts, as well as a men's luxury shoes and accessories business. Generally, Jimmy Choo women's and men's luxury shoes retail from $400 to $6,000 and accessories retail from $200 to $6,000.

Certain product categories, including Jimmy Choo fragrance and eyewear, are produced under product licensing agreements. Interparfums SA is the exclusive licensee for Jimmy Choo fragrances and beauty and EssilorLuxottica SA is the exclusive licensee for Jimmy Choo eyewear. Generally, Jimmy Choo fragrances and beauty retail from $50 to $220 and Jimmy Choo eyewear retails from $300 to $600.

Michael Kors

Michael Kors has three primary collections that offer accessories, footwear and apparel: Michael Kors Collection, MICHAEL Michael Kors and Michael Kors Mens. The three primary collections and licensed products are offered through our own Michael Kors retail stores and e-commerce businesses, in department stores around the world and by our exclusive licensees to wholesale customers, in addition to select retailers. The Michael Kors Collection is a sophisticated designer collection for women based on a philosophy of essential luxury and pragmatic glamour and includes accessories, primarily handbags and small leather goods, ready-to-wear and footwear. Generally, the Michael Kors Collection women's handbags and small leather goods retail from $900 to $4,000, footwear retails from $400 to $1,800 and ready-to-wear retails from $400 to $10,000. The MICHAEL Michael Kors collection offers women's accessories, primarily handbags and small leather goods, as well as footwear and apparel and is carried in all of the Michael Kors lifestyle stores and leading department stores around the world. MICHAEL Michael Kors offers handbags designed to meet the fashion and functional requirements of our broad and diverse consumer base. Generally, MICHAEL Michael Kors handbags retail from $200 to $750, small leather goods retail from

$50 to $250, footwear retails from $50 to $300 and apparel retails from $75 to $700. Michael Kors Mens is an innovative collection of men's ready-to-wear, accessories and footwear with a modern American style. Michael Kors Mens apparel generally retails from $50 to $1,000, men's accessories generally retail from $50 to $800 and men's footwear generally retails from $150 to $400.

Certain product categories, including watches, jewelry, eyewear and fragrance, are produced under product licensing agreements. Fossil is our exclusive licensee for Michael Kors watches and jewelry. Luxottica is our exclusive licensee for Michael Kors distinctive eyewear inspired by our collections. The Company transitioned its fragrance business to EuroItalia during Fiscal 2023. Generally, Michael Kors watches retail from $200 to $600, Michael Kors jewelry retails from $50 to $500, Michael Kors eyewear retails from $100 to $350 and Michael Kors fragrance and related products generally retail from $30 to $150.

Advertising and Marketing

Our marketing and advertising programs are designed to build brand awareness for each of our luxury houses as well as highlight our product offerings. We use a 360-degree marketing strategy for each of our brands to deliver a consistent message across each brand's advertising communications, social media, celebrity dressing, special events and direct marketing activities at a national, regional and local level. Our campaigns are increasingly being executed through digital and social media platforms to drive further engagement with younger consumers.

Our brands introduce their new collections with fashion shows and other fashion events. These fashion events, in addition to celebrity red carpet dressing moments, generate extensive domestic and international media and social media coverage. The Versace and Michael Kors semi-annual runway shows and Jimmy Choo celebrity placements generate extensive media coverage. Jimmy Choo is also the leading brand in editorial coverage for women's luxury shoes globally.

We believe our renowned brand founders, as well as our high-profile brand ambassadors and well-known social media influencers across our marketing programs help expand brand awareness and drive cultural relevance.

In Fiscal 2024, we recognized approximately $412 million in advertising and marketing expenses globally. We engage in a wide range of integrated marketing programs across various marketing channels, including but not limited to email marketing, print advertising, outdoor advertising, digital marketing, social media, public relations outreach, visual merchandising and partnership marketing, in an effort to engage our existing and potential customer base and ultimately stimulate sales in a consumer-preferred shopping venue.

Our e-commerce businesses provide us with an opportunity to increase the size of our customer database and to communicate with our consumers to increase online and physical store sales, as well as to continue to build global brand awareness for our brands. We are continuously improving the functionalities and features on our e-commerce sites to create innovative ways to keep our brands at the forefront of consumers' minds by offering a broad selection of products, including accessories, apparel and footwear. Since e-commerce growth is critical to our overall growth strategy, we plan to accelerate Versace's and Jimmy Choo's e-commerce and omni-channel development and we are also in the process of re-platforming our brands' e-commerce sites to expand our global capabilities. See Item 1A. "Risk Factors" — "If we are unable to effectively execute our e-commerce business and provide a reliable digital experience for our customers, our reputation and operating results may be harmed."

Manufacturing and Sourcing

We generally contract for the purchase of finished goods principally with independent third-party manufacturing contractors, whereby the manufacturing contractor is generally responsible for the entire manufacturing process, including the purchase of piece goods and trim for our Jimmy Choo and Michael Kors brands. For the Versace brand, some of the piece goods and trim are separately purchased by Versace and provided to the manufacturers, and some are sourced directly by the manufacturers, as further described below.

Versace has a centrally managed production model for the majority of its products, and buys raw materials and components for these products. All raw materials arrive in a central warehouse in Novara, Italy and are distributed to independent third-party manufacturing contractors after the quality control process is complete. The vast majority of Versace's production is located in Italy. The remaining production occurs elsewhere in Europe and a small portion is produced in Asia or North Africa.

Jimmy Choo products are manufactured by independent third-party manufacturing contractors as well as by our owned Italian atelier and shoe manufacturer. Most of Jimmy Choo's products are produced by specialists in Italy, supported by other factories across Europe, with a small portion produced in Asia. Jimmy Choo has a product development facility in Florence. In addition to purchasing finished goods, Jimmy Choo also purchases raw materials for both product development and manufacturing purposes.

Michael Kors contracts for the purchase of finished goods principally with independent third-party manufacturing contractors that are generally responsible for the entire manufacturing process, including the purchase of piece goods and trim. Product manufacturing for the Michael Kors brand is allocated among third-party manufacturing contractors based on their capabilities, the availability of production capacity, pricing and delivery. For certain product categories, Michael Kors also has relationships with various agents who source finished goods with numerous manufacturing contractors on its behalf. This multi-supplier strategy provides specialized skills, scalability, flexibility and speed to market, as well as diversifies risk. In Fiscal 2024, one third-party buying agent sourced approximately 14% of Michael Kors finished goods purchases, based on dollar volume. Michael Kors' largest manufacturing contractor, who produces its products in Asia and who Michael Kors has worked with for approximately 20 years, accounted for the production of approximately 12% of its finished products, based on dollar volume in Fiscal 2024. Nearly all of our Michael Kors products were produced in Asia in Fiscal 2024.

The manufacturing contractors for our brands operate under the close supervision of our global production team and buying agents located in North America, Europe and Asia. All products are produced according to our specifications. Production staff monitors manufacturing at supplier facilities in order to correct problems prior to shipment of the final product. Quality assurance is focused on as early as possible in the production process, allowing merchandise to be received at the distribution facilities and shipped to customers with minimal interruption. See "Import Restrictions and Other Governmental Regulations" and Item 1A. "Risk Factors" — "We primarily use foreign manufacturing contractors and independent third-party agents to source our finished goods, which poses legal, regulatory, political and economic risks to our business operations."

Our future manufacturing and sourcing strategy includes purchasing luxury manufacturing facilities in Italy to support all of our brands, pursuing manufacturing synergies across brands and securing capacity and improving our expertise in development and delivery. While the fashion design process will remain independently managed by each of our brands, we believe that in-sourcing luxury manufacturing capacity will create synergies and support expansion for our global fashion luxury group.

Distribution

Versace owns a central warehouse in Novara, Italy, managed by a third-party, which acts as a global hub for Versace's primary operations. Versace also has a leased warehouse near Novara operated by the same third-party, which serves as a distribution point for other Versace lines. From these warehouses, products are shipped to regional warehouses that are operated by third-parties in the United States, Hong Kong, South Korea, Mainland China and Japan, and supports the Versace retail and e-commerce businesses. E-commerce distribution for the United States market is conducted through third-party providers in New Jersey. Versace's wholesale business is mainly serviced from three central warehouses located in Italy and the United States.

Jimmy Choo's primary distribution facility is our Company-owned and operated distribution facility in the Netherlands. From there, products are shipped to regional warehouses in the United States, Canada, Mainland China, Hong Kong, South Korea, Japan and United Arab Emirates, largely supporting the Jimmy Choo retail and e-commerce businesses. Shipments to wholesale customers globally are made from the Netherlands and the United States, with some further local fulfillment. All of the distribution facilities utilized by Jimmy Choo are operated by third-parties and are shared with other unaffiliated businesses with the exception of our distribution facility in the Netherlands. This flexible method reinforces the speed and efficiency of the supply chain and allows the business to deliver Jimmy Choo product and collections to market rapidly and in line with the industry's fashion calendar.

Michael Kors' primary distribution facility in the United States is a leased facility in Whittier, California, which is directly operated and services our Michael Kors retail stores, e-commerce site and wholesale operations in the United States. We also engage in omni-channel order fulfillment by filling online orders through our Michael Kors retail stores and through our click-and-collect service offerings. Our primary Michael Kors distribution facility in Europe is our Company-owned and operated distribution facility in the Netherlands, which supports our European operations for our Michael Kors brand, including our European e-commerce sites. We also have a regional Michael Kors distribution center in Canada, which is leased, as well as regional Michael Kors distribution centers in the United States, Mainland China, Hong Kong, Japan, South Korea and Taiwan, which are operated by third-parties.

Intellectual Property

We own VERSACE, JIMMY CHOO and MICHAEL KORS trademarks, as well as other material trademarks, copyrights, design and patent rights related to the production, marketing and distribution of our products, both in the United States and in other countries in which our products are principally sold. We also have applications pending for a variety of related trademarks, copyrights, designs and patents in various countries throughout the world. As the worldwide usage of our material trademarks, copyrights, designs and patents continue to expand, we continue to strategically apply to register them in key countries where they are used. We expect that our material intellectual property will remain in full force and effect for as long as we continue to use and renew them.

We aggressively police our intellectual property and pursue infringers both domestically and internationally. In addition, we pursue counterfeiters in the United States, Europe, the Middle East, Asia and elsewhere in the world in both online and offline channels, working with a network of customs authorities, law enforcement, legal representatives and brand specialists around the world as well as involvement with industry associations and anti-counterfeiting organizations.

Information Systems

Each of our three brands currently operate using certain legacy systems for finance and accounting, supply chain, inventory control, point-of-sale transactions, store replenishment and other functions. Our long-term strategy includes consolidating certain systems across our brands over time to create operational efficiencies. We are currently undertaking a major, multi-year ERP implementation to upgrade our information technology platforms and systems worldwide. The implementation is occurring in phases over several years. We have launched the finance functionality of the ERP system in certain regions starting in Fiscal 2023. See Item 1A. "Risk Factors" — "A material delay or disruption in our information technology systems or e-commerce websites or our failure or inability to upgrade our information technology systems precisely and efficiently could have a material adverse effect on our business, results of operations and financial condition."

Human Capital Management

At Capri, we strive to create workplaces where our employees and the workers across our supply chain thrive. Through our benefits and compensation packages, learning and development programs, focus on diversity and inclusion, employee engagement, wellness and safety programs and supply chain empowerment initiatives, we continue to make significant investments in our Capri community.

Governance and Oversight. Our Board of Directors has delegated oversight of matters relating to human capital management, including compensation, learning and development and diversity and inclusion to our Compensation and Talent Committee. Our Compensation and Talent Committee receives regular updates on our talent development strategies and other applicable areas of human capital management.

Employee Profile. At the end of Fiscal 2024, 2023 and 2022, we had approximately 15,100, 15,500 and 14,600 total employees, respectively. As of March 30, 2024, we had approximately 10,200 full-time employees and approximately 4,900 part-time employees. Approximately 11,100 of our employees were engaged in retail selling and administrative positions and our remaining employees were engaged in other aspects of our business as of March 30, 2024. As of March 30, 2024, we have approximately 3,400 employees covered by collective bargaining agreements in certain European countries. We consider our relations with both our union and non-union employees to be good.

Benefits and Compensation. We maintain comprehensive benefits and compensation packages to attract, retain and recognize our employees. Our health and welfare benefit program is designed to provide a wide range of benefits to meet the health care, financial, work/life and mental wellbeing needs of eligible employees. Benefits include, among others, medical, dental and vision plans, life insurance, short and long-term disability coverage, retirement plans (with matching contributions where applicable), paid parental leave for all parents, gender reassignment coverage and fertility support benefits in the United States, and a wellness program focused employees' physical, emotional, financial and social wellness, including several digital therapeutic programs to assist with therapy, anxiety and worry and sleep. We also offer employees paid time off, including time off to volunteer with eligible charitable organizations. Employees are also entitled to discounts on our merchandise.

Learning and Development. We honor our employees through our dedication to development and believe that enabling opportunity means ensuring our teams have the skills they need to build fulfilling careers with us. We promote employee performance with personalized development plans and by providing individualized feedback at regular intervals throughout the year, and all employees participate in a formal performance review process annually. We continue to refresh our learning and development programming by offering targeted skill-building for employees at all stages of their careers. During Fiscal 2024, we continued to offer quality training touchpoints to employees throughout our global organization, including programs around compliance, ethics and integrity, promoting respect in the workplace, global cybersecurity practices, and supply chain transparency. We also have a mandatory diversity and inclusion ("D&I") curriculum and a leadership development program focused on building and understanding emotional intelligence in our leaders.

Diversity and Inclusion. Diversity and inclusion are key values of our company. We foster an inclusive environment where employees, vendors and customers of diverse backgrounds are respected, valued and celebrated. We are proud of our commitment to diversity, equality and inclusion, and will continue to advance these principles through meaningful short and long term actions across the globe.

Our commitment to diversity and inclusion is supported by three pillars:

Capri Culture - Our commitment to diversity extends beyond representation. We aim to build an inclusive space where all employees have the opportunity to realize their full potential and excel, while contributing to our success in a meaningful way.

Capri Talent - Differences in ideas and experiences allow our Company to thrive. We are attracting, advancing and advocating for a workforce that reflects the diversity of the world around us.

Capri Community - Through diversity and inclusion comes understanding and strength. Our responsibility to promote equality is not just to those who work with us, but to our industry, the customers we serve and the communities around us.

We have a number of employee resource groups ("ERGs") to drive awareness of identity and intersectionality across our workforce, including APPLAUD @ Capri (Asian Pacific Partners, Leaders, and Unified Doers), BOLD@Capri (Black Organizers, Leaders, and Doers), EmpowerHER @ Capri, Latinos Unidos @ Capri, Parenthood @ Capri, and PRIDE @ Capri, and we utilize global D&I listening sessions, regular D&I newsletters and communications and keynote speakers to further embed inclusion in our workplace. We are committed to recruiting, developing and retaining passionate, skilled and diverse talent. During the fiscal year, we continued to roll out inclusive recruiting and debiased recruitment operating strategies, including new interview guides and team trainings and we expanded our mentorship program, which now has a reverse mentorship component, across the globe to encourage access, belonging and allyship. We are also a proud partner with a wide array of organizations and pledges in furtherance of driving equality and have a received a number of awards and accolades in the area of D&I.

Through The Capri Holdings Foundation for the Advancement in Diversity in Fashion, we are also driving diversity, inclusion and equality throughout the fashion industry by working collaboratively with educational institutions to create meaningful opportunities in fashion for historically underrepresented communities, including the Black, Indigenous and People of Color (BIPOC) community. The Foundation has ongoing partnerships with the Fashion Institute of Technology (FIT), Howard University, Pensole Lewis College of Business and Design (PLC) and Central Saint Martins – University of the Arts London. These programs are not just designed to ease students' financial pressures but are part of a larger effort to help remove systemic roadblocks and increase opportunities within the fashion industry including through scholarship support, mentorship and hands-on experiences with current industry professionals.

Employee Engagement. Enhancing our employee experience has always been an integral part of our strategy and checking in with one another is a key part of our employee engagement program. We are honored to have received recognitions of our inclusive culture and community throughout the fiscal year, including:certification in 2023 as a Great Place to Work® in the U.S.for the second consecutive year, also received for a second year in the UK by Michael Kors; being named to the Parity.Org 2023 Best Companies for Women to Advance and 2023 Best Companies for People of Color to Advance lists; inclusion in the 2023 Bloomberg Gender-Equality Index; receipt of HR Asia's Best Companies to Work for in Asia 2023 award; and our D&I newsletter's acknowledgment as the UK Company Culture Awards Best Internal Communications Campaign of the Year.

Workplace Safety. Everyone working on behalf of our Company is entitled to work in a safe environment while maintaining their health and well being. Our commitment to health and safety is founded on a number of guiding principles

described in our Occupational Health and Safety Policy, which we published on our corporate website, and is bolstered by weekly safety informational newsletters for our distribution centers, monthly retail safety and security newsletters shared across our brands, and a robust health and safety training curriculum. Throughout the fiscal year, we also conducted health and safety audits, risk assessments and compliance mapping exercises, and continued to offer vital resources to our teams including medical and security assistance services for traveling employees.

Supply Chain Empowerment. Our community extends beyond our direct employees and our corporate social responsibility program drives us toward greater engagement with and support of supply chain workers in the global fashion industry. We are dedicated to conducting our operations throughout the world on principles of ethical business practice and recognition of the dignity of workers. Through our Code of Conduct for Business Partners and supply chain compliance program, we partner with our suppliers on important human rights, health and safety, environmental and compliance issues. In Fiscal 2023, we continued to support RISE: REimaginging Industry to Support Equality, a collaborative initiative to ensure women working in global supply chains experience greater dignity, equality, choice of opportunities and fulfillment of their rights. We also partnered with Empower Co., an organization working to build the first global voluntary market to measurably scale women's empowerment.

Competition

We face intense competition in the product lines and markets in which we operate from both existing and new competitors. Our products compete with other branded products within their product category. In varying degrees, depending on the product category involved, we compete on the basis of style, price, customer service, quality, brand prestige and recognition, among others. In our wholesale business, we compete with numerous manufacturers, importers and distributors of products like ours for the limited space available for product display. Moreover, the general availability of manufacturing contractors allows new entrants easy access to the markets in which we compete, which may increase the number of our competitors and adversely affect our competitive position and our business. We believe, however, that we have significant competitive advantages because of the recognition of our brands and the acceptance of our brands by consumers. See Item 1A. "Risk Factors" — "The markets in which we operate are highly competitive, both within North America and internationally, and increased competition based on a number of factors could cause our profitability and/or gross margins to decline."

Seasonality

We experience certain effects of seasonality with respect to our business. We generally experience greater sales during our third fiscal quarter, primarily driven by holiday season sales, and the lowest sales during our first fiscal quarter.

Import Restrictions and Other Governmental Regulations

Virtually all of our imported products are subject to duties which may impact the costs of such products. In addition, countries to which we ship our products may impose safeguard quotas to limit the quantity of products that may be imported. We utilize free trade agreements and other supply chain initiatives in order to maximize efficiencies and cost savings relating to product importation. Additionally, we are subject to government regulations relating to importation activities, including the United States Customs and Border Protection ("CBP") withhold release orders. The imposition of taxes, duties and quotas, the withdrawal from or material modification to trade agreements and/or if CBP detains shipments of our goods pursuant to a withhold release order could have a material adverse effect on our business, results of operations and financial condition. If additional tariffs or trade restrictions are implemented by the United States or other countries, the cost of our products could increase which could adversely affect our results of operations and financial condition. Additionally, we are subject to government regulations relating to product labeling, testing and safety. We maintain a global customs and product compliance organization to help manage our import and related regulatory activity.

Corporate Social Responsibility ("CSR")

Our CSR strategy focuses on four foundational pillars:

- **Our Governance –** We believe responsible business practices start from the top, and we recognize the increasing importance of environmental, social and governance ("ESG") matters to our business and our stakeholders. Our sustainability governance model ensures our Board of Directors, executive team and brands are aligned on the most important sustainability risks and opportunities for Capri.

- **Our World** – We believe that the success of our Company is directly linked to the sustainability of the world around us. Our brands strive to create the highest quality luxury products with longevity and sustainability in mind. We

endeavor to operate responsibly in order to lower our impact on the planet and to promote industry-wide environmental change.

- **Our Community** – We believe we have a responsibility to those who work with us. Our Company strives to create inclusive workplaces where all of our employees are empowered and respected. We are committed to creating meaningful opportunities for our diverse Capri community to grow.

- **Our Philanthropy** – Giving back is embedded in Capri's culture. We remain steadfast in our commitment to support our philanthropic partners and to drive positive change in the communities where we live and work.

Within each of our four foundational pillars are key CSR focus areas that guide our work in support of the United Nations Sustainable Development Goals (SDGs).

The Board has delegated oversight of ESG activities to the Governance, Nominating and CSR Committee (the "Governance Committee"). On at least an annual basis, our sustainability goals and action plans are presented to the Governance Committee for review and approval, along with CSR progress updates which are generally presented quarterly. The full Board of Directors regularly receives ESG updates from the Governance Committee and reviews our annual CSR reporting. The Board's Audit Committee also assesses ESG risks as part of its overall enterprise risk management review, and the Board's Compensation and Talent Committee considers performance against individualized ESG goals in making executive compensation decisions. Our governance model embeds sustainability throughout our business and is supported by several working groups focused on driving social and philanthropic causes, our Company and brand foundations, and ERGs.

We are committed to conducting regular materiality assessments to ensure that we are focusing on the ESG topics of greatest importance to our stakeholders. We carried out our most recent group-wide materiality assessment in 2022, the results of which helped to reinforce our CSR strategy and inform our reporting. Beyond our formal materiality assessment process, we periodically collect stakeholder input and feedback to better understand the ESG issues most relevant to our business.

Additional information can be found at www.capriholdings.com/CSR. The content on this website and the content in our CSR reports are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC.

Available Information

Our investor website can be accessed at www.capriholdings.com. The content of our website is not incorporated by reference into this Annual Report on Form 10-K. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with or furnished to the SEC pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website under the caption "Financials" and then "SEC Filings" promptly after we electronically file such materials with, or furnish such materials to, the SEC. No information contained on our website is intended to be included as part of, or incorporated by reference into, this Annual Report on Form 10-K. Information relating to corporate governance at our Company, including our Corporate Governance Guidelines, our Code of Business Conduct and Ethics for all directors, officers, and employees, and information concerning our directors, Committees of the Board, including Committee charters, and transactions in Company securities by directors and executive officers, is available at our website under the captions "Governance" and "Financials" and then "SEC Filings." Paper copies of these filings and corporate governance documents are available to shareholders free of charge by written request to Investor Relations, Capri Holdings Limited, 90 Whitfield Street, 2nd Floor, London, United Kingdom, W1T 4EZ. Documents filed with the SEC are also available on the SEC's website at www.sec.gov.

Item 1A. Risk Factors

You should carefully read this entire report, including, without limitation, the following risk factors and the section of this annual report entitled "Special Note On Forward-Looking Statements." Any of the following factors could materially adversely affect our business, results of operations and financial condition. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also materially adversely affect our business, results of operations and financial condition. Risks are listed in the categories where they primarily apply, but other categories may also apply.

Risks Related to the Merger

We are subject to litigation challenging the Merger, including the lawsuit by the U.S. FTC attempting to block the pending Merger, and an unfavorable judgment or ruling in any such lawsuits could prevent or delay the consummation of the Merger and/or result in substantial costs and otherwise have a material adverse impact on our business and our share price.

On April 22, 2024, the U.S. FTC filed a lawsuit to attempt to block the pending Merger (the "FTC Lawsuit"), and we announced that Capri intends to vigorously defend the case alongside Tapestry in working toward completing the Merger. While the pending Merger has received regulatory approval from all other jurisdictions where such approval is required, including, but not limited to, the European Union, Japan and China, U.S. regulatory approval remains an outstanding condition to closing the Merger. We cannot predict with certainty whether and when U.S. regulatory approval will be obtained, and the Court in the FTC Lawsuit may decide to issue an injunction that prevents the Merger from being consummated. Additionally, there can be no assurance that if regulatory clearance is obtained, it will not result in the imposition of conditions, limitations, obligations or restrictions that have the direct or indirect effect of preventing the completion of the Merger, reducing the anticipated benefits of the Merger, or result in the delay or abandonment of the Merger. Upon termination of the Merger Agreement for failure to receive regulatory approval, our remedy may be limited to the recovery of certain expenses, and we may have incurred other substantial costs that cannot be recouped. If the FTC Lawsuit successfully enjoins the pending Merger, it could have a material adverse impact on our business and our share price.

In addition, in connection with the Merger Agreement, a number of complaints have been filed in federal and state court as individual actions, which we refer to collectively as the "Complaints". The Complaints allege that the preliminary proxy statement filed by Capri on September 8, 2023 in connection with the Merger Agreement (the "Preliminary Proxy") or the definitive proxy statement filed by Capri on September 20, 2023 (the "Definitive Proxy," and together with the Preliminary Proxy, the "Merger Proxy"), as applicable, misrepresents and/or omits certain purportedly material information. The Complaints also assert violations of Sections 14(a) and 20(a) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 14a-9 promulgated thereunder against Capri and the Board of Directors. The Complaints seek, among other things: (i) an injunction enjoining the consummation of the Merger and the other transactions contemplated by the Merger Agreement; (ii) rescission or rescissory damages in the event the Merger and the other transactions contemplated by the Merger Agreement are consummated; (iii) direction that defendants account for all damages suffered as a result of any wrongdoing; (iv) costs of the action, including plaintiffs' attorneys' and expert fees and expenses; and (v) other relief the court may deem just and proper. In addition to the Complaints, purported shareholders of Capri have sent demand letters (which we refer to as the "Demands," and together with the Complaints, the "Matters") alleging similar deficiencies regarding the disclosures made in the Merger Proxy. However, in order to avoid the risk that the Matters delay or otherwise adversely affect the Merger, and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, Capri provided supplemental disclosures to the Merger Proxy in Capri's Current Report on Form 8-K, filed with the SEC on October 17, 2023. Capri management believes that the Matters are without merit. Capri cannot provide assurance regarding the outcomes of the Matters and may be subject to additional demands or filed actions. If additional similar complaints or demands are filed or sent, absent new or significantly different allegations, Capri will not necessarily disclose such additional filings or demands. If dismissals are not obtained or a settlement is not reached, these lawsuits could prevent or delay completion of Merger and/or result in substantial costs to us.

The pendency of the Merger could adversely affect our business, financial results and operations.

The Merger Agreement provides that, among other things and on the terms and subject to the conditions set forth therein, Tapestry will acquire Capri in an all-cash transaction by means of a merger of Merger Sub with and into Capri, with Capri surviving the Merger as a wholly owned subsidiary of Tapestry. The pendency of the Merger and any announcements relating to the Merger could cause disruptions in and create uncertainty surrounding our business, including by affecting our relationships with our existing and future customers, vendors and employees, which could have a significant negative impact on our future revenues and results of operations, regardless of whether the Merger is completed. In particular, we could potentially lose important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the pending Merger. In addition, management and financial resources have been diverted and will continue to be diverted towards the completion of the Merger, which could have a negative impact on our future revenues and/or results of operations.

We are also subject to restrictions, without the consent of Tapestry, on the conduct of our business prior to the consummation of the Merger as provided in the Merger Agreement, including, among other things, certain restrictions on our ability to make certain capital expenditures, make investments and acquisitions, enter into certain contracts, open store locations, sell, transfer or dispose of our assets and incur indebtedness. These restrictions could prevent us from pursuing otherwise attractive business opportunities, result in our inability to respond effectively and/or timely to competitive pressures, industry developments and future opportunities, and otherwise have a significant negative impact on our future revenues and/or results of operations.

Failure to complete the pending Merger could adversely affect our business and the market price of our ordinary shares.

There is no assurance that the closing of the Merger will occur. Consummation of the Merger is subject to various conditions, including the receipt of certain regulatory approvals, and certain other conditions. We cannot predict with certainty whether and when any of these conditions will be satisfied. Also, subject to limited exceptions, either Tapestry or we may terminate the Merger Agreement if the Merger has not been consummated on or before August 10, 2024 (subject to two automatic three-month extensions, the "Outside Date"); provided that this right to terminate the Merger Agreement will not be available to any party whose failure to fulfill or perform any obligation or covenant under the Merger Agreement has been a principal cause of the failure of the Merger to be consummated by the Outside Date and such action or failure to act constitutes a material breach of the Merger Agreement. If the Merger is not consummated, and there are no other parties willing and able to acquire us at a price of $57 per share or higher or on other terms acceptable to us, our share price will likely decline. We have incurred, and will continue to incur, significant costs, expenses and fees for professional services and other transaction costs in connection with the pending Merger, as well as the direction of management resources towards the Merger, for which we will have received little or no benefit if the closing of the Merger does not occur. A failed transaction may result in negative publicity and a negative impression of us in the investment community. If the Merger is not consummated, there can be no assurance that any other transaction acceptable to us will be offered and our business, prospects or results of operations may be adversely affected. Upon termination of the Merger Agreement, our remedy may be limited to reimbursement of certain expenses or we may not be entitled to receive any reimbursement. We may also incur significant goodwill and/or intangible asset impairment charges with respect to one or more of our reporting units if the Merger is not consummated. The occurrence of any of these events individually or in combination could have a material adverse impact on our results of operations and our share price.

Risks Related to Macroeconomic Conditions

The accessories, footwear and apparel industries are heavily influenced by general macroeconomic cycles that affect consumer spending and a prolonged period of depressed consumer spending could have a material adverse effect on our business, results of operations and financial condition.

Global economic conditions and the related impact on levels of consumer spending worldwide have impacted, and are likely to continue to impact, our business and the accessories, footwear and apparel industry overall. Inflation, rising interest rates, higher fuel and energy costs and commodity prices, reductions in net worth based on market declines and uncertainty, home prices, credit availability and consumer debt levels, political instability due to war or other geopolitical factors and other macroeconomic pressures and general uncertainty regarding the overall future economic environment have created a challenging retail environment. Purchases of discretionary luxury items, such as the accessories, footwear and apparel that we produce, tend to decline when disposable income is lower or when there are recessions, inflationary pressures or other economic uncertainty. Other factors that could depress consumer spending include extreme weather conditions and natural disasters, pandemics (like COVID-19), high levels of unemployment, fluctuating foreign currency rates and increased taxation. Reduced consumer confidence and adversely impacted consumer spending patterns in any of the regions in which we operate could adversely affect our business, results of operations and financial condition.

The COVID-19 pandemic may adversely affect our business and results of operations.

The COVID-19 pandemic caused significant disruption to the global economy, consumer spending and behavior, tourism and to financial markets and negatively impacted our business during fiscal years 2020 through 2023. Although the impact of the COVID-19 pandemic during fiscal 2024 has generally been less significant than those experienced in prior fiscal years, we cannot predict the extent to which the COVID-19 pandemic may again impact our business, financial condition, and results of operations. The impact of regulations imposed in the future in response to the COVID-19 pandemic or other public health crises, could materially impact or disrupt our business and limit our ability to fully operate in the ordinary course, which could negatively impact our financial results.

Risks Related to Our Business

We may not be able to respond to changing fashion and retail trends in a timely manner, which could have a material adverse effect on our brands, business, results of operations and financial condition.

The accessories, footwear and apparel industries have historically been subject to rapidly changing fashion trends and consumer preferences. We believe that our success is largely dependent on the images of our brands and our ability to anticipate and respond promptly to changing consumer demands and fashion trends in the design, styling, sustainability production, merchandising and pricing of products. Any misstep in product quality or design, executive leadership, customer services, unfavorable publicity or excessive product discounting could negatively affect the image or our brands with our customers. If we do not correctly gauge consumer needs and fashion trends and respond appropriately, consumers may not purchase our products and our brand names and the images of our brands may be impaired. Even if we react appropriately to changes in fashion trends and consumer preferences, consumers may consider our brands to be outdated or associate our brands with styles that are no longer popular or trend-setting. Any of these outcomes could have a material adverse effect on our brands, business, results of operations and financial condition.

The markets in which we operate are highly competitive, both within North America and internationally, and increased competition based on a number of factors could cause our profitability and/or gross margins to decline.

Our brands face intense competition from other accessories, footwear and apparel producers and retailers, including, primarily European and American international luxury brands. In addition, we face competition through third-party distribution channels that sell our merchandise, such as e-commerce, department stores and specialty stores. Competition is based on a number of factors, including, without limitation, the following:

- anticipating and responding to changing consumer demands in a timely manner;
- establishing and maintaining favorable brand name recognition;
- determining and maintaining product quality;
- retaining key employees;
- maintaining and growing market share;
- developing quality and differentiated products that appeal to consumers;
- establishing and maintaining acceptable relationships with retail customers;
- pricing products appropriately;
- providing appropriate service and support to retailers;
- optimizing retail and supply chain capabilities;
- determining size and location of retail and department store selling space; and
- protecting intellectual property.

In addition, some of our competitors may be significantly larger and more diversified than us and may have significantly greater financial, technological, manufacturing, sales, marketing and distribution resources than we do. Their capabilities in these areas may enable them to better withstand periodic downturns in the accessories, footwear and apparel industries (including as a result of recent inflationary pressures and other macroeconomic factors), compete more effectively on the basis of price and production and more quickly develop new products. The general availability of manufacturing contractors and agents also allows new entrants easy access to the markets in which we compete, which may increase the number of our competitors and adversely affect our competitive position and our business. Any increased competition, or our failure to adequately address any of these competitive factors, could result in reduced revenues, which could adversely affect our business, results of operations and financial condition.

Competition, along with other factors such as consolidation, changes in consumer spending patterns and a highly promotional retail selling environment, could also result in significant pricing pressure. These factors may cause us to reduce our sales prices to our wholesale customers and retail consumers, which could cause our gross margins to decline if we are unable to appropriately manage inventory levels and/or otherwise offset price reductions with comparable reductions in our operating costs. If our sales prices decline and we fail to sufficiently reduce our product costs or operating expenses, our profitability may decline, which could have a material adverse effect on our business, results of operations and financial condition.

Our business could suffer as a result of reductions in our wholesale channel and/or consolidations, liquidations, restructurings and other ownership changes by our wholesale partners.

We have experienced and may continue to experience a decline in sales in our wholesale channel. Reductions in the amount of merchandise purchased from us by our wholesale partners or an increase in order cancellations by our wholesale partners could further reduce our revenues and have a material adverse effect on our profitability. In addition, many of our wholesale customers have experienced, and may continue to experience, liquidity constraints or other financial difficulties. These challenges could lead to the need to extend payment terms, larger outstanding accounts receivable balances, delays in collection of accounts receivable, increased expenses associated with collection efforts, increases in excess inventory, increases in credit losses and reduced cash flows.

The retail industry has also experienced a great deal of consolidation and other ownership changes over the past several years and a number of wholesale accounts were forced to file bankruptcy or undergo restructurings. We expect that the risk of consolidation, bankruptcy, restructurings or reorganizations by department stores and other retailers will continue to exist for the foreseeable future. This could result in store closings by our wholesale customers, which would decrease the number of stores carrying our products, while the remaining stores may purchase a smaller amount of our products and/or may reduce the retail floor space designated for our brands. In addition, such consolidation, bankruptcy or other changes with respect to our wholesale customers could decrease our opportunities in the market, increase our reliance on a smaller number of large wholesale customers and decrease our negotiating strength with our wholesale customers, which could have a material adverse effect on our business, results of operations and financial condition.

Additionally, certain of our wholesale customers, particularly those located in the United States, have become highly promotional and have aggressively marked down their merchandise. We expect that such markdowns may continue to be exacerbated because of the current macroeconomic environment. Such promotional activity could negatively impact our business.

The departure of key employees or our failure to attract and retain qualified personnel could have a material adverse effect on our business.

We depend on the services and management experience of executive officers who have substantial experience and expertise in our business as well as key employees involved in our design and marketing operations, including our creative officers for each of our brands, Ms. Donatella Versace, Ms. Sandra Choi and Mr. Michael Kors. Although we have entered into employment agreements with our executive officers and other key employees, we may not be able to retain the services of such individuals in the future, which may be disruptive to, or cause uncertainty in, our business and future strategic direction, particularly if we fail to ensure a smooth transition and effective transfer of knowledge. Any such disruption or uncertainty could generate a negative public perception and/or have a material adverse impact on our results of operations, financial condition, and the market price of our ordinary shares.

Competition for qualified personnel in the fashion industry is intense and turnover in the industry for retail associates is generally high. Competitors may use aggressive tactics to recruit our employees. Our ability to attract, develop, motivate and retain employees is influenced by our ability to offer competitive compensation and benefits, employee morale, our reputation, recruitment by other employers, perceived internal opportunities, non-competition and non-solicitation agreements and macro unemployment rates. Additionally, our ability to meet our labor needs while also controlling costs is subject to external factors such as unemployment levels, prevailing wage rates, minimum wage legislation and overtime regulations. If we are unable to attract, develop, motivate and retain talented employees with the necessary skills and experience, or if changes to our organizational structure, operating results or business model adversely affect morale, hiring and/or retention, we may not achieve our objectives and our results of operations could be adversely impacted.

In addition, the announcement and pendency of the Merger could cause disruptions in and create uncertainty surrounding our business, including affecting our relationships with our existing and future employees, regardless of whether the Merger is completed. In particular, we could potentially lose important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the pending transaction.

We face risks associated with operating globally.

We operate on a global basis, with approximately 51% of our total revenue from operations outside of the United States during Fiscal 2024. As a result, we are subject to the risks of doing business internationally, including:

- political or civil unrest, including protests and other civil disruption;
- unforeseen public health crises, such as pandemic and epidemic diseases, including COVID-19 and any variants thereof;
- economic instability and unsettled regional and global conflicts (such as the current war in Ukraine), which may negatively affect consumer spending by foreign tourists and local consumers in the various regions where we operate;
- laws, regulations and policies of foreign governments (including sanctions and retaliatory actions by the United States, European Union and others);
- potential negative consequences from changes in taxation policies;
- natural disasters or other extreme weather events, including those attributed to climate change; and
- acts of terrorism, military actions or other conditions over which we have no control.

In addition, we pursue selective international expansion in a number of countries around the world and through a number of channels. If our international expansion plans are unsuccessful, it could have a material adverse effect on our business, results of operations and financial condition. There are also some countries where we do not yet have significant operating experience, and in most of these countries we face established competitors with significantly more operating experience in those locations.

We also sell our products at varying retail price points based on geographic location that yield different gross profit margins and we achieve different operating profit margins, depending on geographic region, due to a variety of factors including product mix, store size, occupancy costs, labor costs and retail pricing. Changes in any one or more of these factors could result in lower revenues, increased costs, and negatively impact our business, results of operations and financial condition. Furthermore, consumer demand and behavior, as well as tastes and purchasing trends may differ in these countries and, as a result, sales of our product may not be successful, or the gross margins on those sales may not be in line with those we currently anticipate.

There can be no assurance that any or all of these events will not have a material adverse effect on our business, results of operations and financial condition.

Our retail stores are heavily dependent on the ability and desire of consumers to travel and shop and a decline in consumer traffic could have a negative effect on our comparable store sales and store profitability resulting in impairment charges, which could have a material adverse effect on our business, results of operations and financial condition.

Reduced travel resulting from economic conditions (including a recession or inflationary pressures), fuel shortages, increased fuel prices, travel restrictions, travel concerns and other circumstances, including adverse weather conditions, disease pandemics (including COVID-19), epidemics and other health-related concerns, war, terrorist attacks or the perceived threat of war or terrorist attacks, or unsettled regional and global conflicts (such as the current war in Ukraine) could have a material adverse effect on us, particularly if such events impact our customers' desire to travel to our retail stores.

In addition, other factors that could impact consumer traffic at our retail stores include: (i) the location of the mall or the location of a particular store within the mall; (ii) the other tenants occupying space at the mall; (iii) vacancies or extended store closures within the mall; (iv) increased competition in areas where the malls are located; (v) the amount of advertising and promotional dollars spent on attracting consumers to the malls; and (vi) a shift toward online shopping. A decline in consumer traffic could have a negative effect on our comparable store sales and/or average sales per square foot and store profitability. If our retail stores underperform due to declining consumer traffic or otherwise and our expected future cash flows of the related underlying retail store asset do not exceed such asset's carrying value, we may incur store impairment charges. A decline in future comparable store sales and/or store profitability or failure to meet market expectations or the occurrence of impairment charges relating to our retail store fleet could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to effectively execute our e-commerce business strategy and provide a reliable digital experience for our customers, our reputation and operating results may be harmed.

E-commerce represents approximately 18% of our net revenues and has been our fastest growing business over the last several years. The success of our e-commerce business depends, in part, on third-parties and factors over which we have limited control, including changing consumer preferences and buying trends relating to e-commerce usage, both domestically and abroad, and promotional or other advertising initiatives employed by our wholesale customers or other third-parties on their e-commerce sites. Any failure on our part, or on the part of our third-party digital partners, to provide attractive, reliable, secure, efficient and user-friendly e-commerce platforms could negatively impact our consumers' shopping experience, resulting in reduced website traffic, reduced conversion, diminished loyalty to our brands and lost sales. In addition, if there is a change in consumer behavior such that customers shift to utilizing e-commerce more than, or even instead, of traditional brick-and-mortar stores, and we or our wholesale partners are unable to attract consumers who previously made in-store purchases to our digital commerce channels, our financial and operating results may be negatively affected.

The success of our business also depends on our ability to continue to develop and maintain a reliable digital experience for our customers. We strive to give our customers a seamless omni-channel experience both in stores and through digital technologies, such as computers, mobile phones, tablets and other devices. We also use social media to interact with our customers and enhance their shopping experience. Our inability to develop and continuously improve our digital brand engagement could negatively affect our ability to compete with other brands, which could adversely impact our business, results of operations and financial condition.

In addition, we must keep current with competitive technology trends, including the use of new or improved technology and services, creative user interfaces and other e-commerce marketing tools such as paid search and mobile applications, among others. Since e-commerce growth is critical to our overall growth strategy, we plan to accelerate our e-commerce and omni-channel development and we are also in the process of re-platforming our brands' e-commerce sites to expand our global capabilities. Implementing new or improved digital systems, services or technologies, such as new or improved e-commerce platforms, may increase our costs, cause delays in or hinder our ability to continually deliver a reliable or seamless digital experience for our customers, or cause us not to succeed in increasing sales or attracting consumers. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales in our e-commerce business, as well as damage our reputation and brands.

Additionally, the success of our e-commerce business and the satisfaction of our consumers depend on their timely receipt of our products. The efficient flow of our products requires that our company-operated and third-party operated distribution facilities have adequate capacity to support the current level of e-commerce operations as well as any anticipated increased levels that may follow from the growth of our e-commerce business. Transportation shortages, labor shortages and port congestion as well as disruptions in factory production in certain countries where we source our products may delay inventory orders and impact product availability in our channels, including our e-commerce sites, which could result in customer dissatisfaction, and have an adverse effect on our business and harm our reputation.

Our business is subject to risks inherent in global sourcing activities, including disruptions or delays in manufacturing or shipments.

As a company engaged in sourcing on a global scale, we are subject to the risks inherent in such activities, including, but not limited to:

- pandemics, epidemics and health-related concerns, including related to COVID-19 or variants thereof;
- political or labor instability, labor shortages (stemming from labor disputes or otherwise), or increases in costs of labor or production in countries where manufacturing contractors and suppliers are located;
- labor disputes or strikes at the location of the source of our goods and/or at ports of entry;
- disruptions, delays or reductions in shipments, including port delays and congestion, and/or capacity constraints on transportation of goods or at our factories;
- significant increase in freight, shipping and other logistics costs, including as a result of disruptions at ports of entry;
- political or military conflict (such as the current war in Ukraine);
- heightened terrorism security concerns;

- a significant decrease in availability or an increase in the cost of raw materials, including sustainable materials, or other limitations on our ability to use raw materials or goods produced in a country that is a major provider due to political, human rights, labor, environmental or other concerns;
- the migration and development of manufacturing contractors;
- product quality issues;
- imposition of regulations, quotas and safeguards relating to imports and our ability to adjust in a timely manner to changes in trade regulations;
- increases in the costs of fuel (including volatility in the price of oil), travel and transportation (including vessel and freight);
- imposition of duties, taxes and other charges on imports;
- significant fluctuation of the value of the United States dollar against foreign currencies;
- restrictions on transfers of funds out of countries where our foreign licensees are located;
- compliance by our independent manufacturers and suppliers with our Supplier Code of Conduct and other applicable compliance policies;
- compliance with United States laws regarding the identification and reporting on the use of "conflict minerals" sourced from the Democratic Republic of the Congo in the Company's products and the United States Foreign Corrupt Practices Act, U.K. Bribery Act and other global anti-corruption laws, as applicable; and
- regulation or prohibition of the transaction of business with specific individuals or entities and their affiliates or goods manufactured in certain regions, such as the listing of a person or entity as a SDN (Specially Designated Nationals and Blocked Persons) by the United States Department of the Treasury's Office of Foreign Assets Control and the issuance of withhold release orders, or detentions of product, by CBP.

Any of the foregoing could materially and adversely affect our ability to produce or deliver our products and, as a result, have a material adverse effect on our business, financial condition and results of operations.

Our business may be subject to increased costs and a decline in profitability as a result of increasing pressure on margins if we misjudge the demand for our products.

Our industry is subject to significant pricing pressure caused by many factors, including intense competition and a highly promotional environment, fragmentation in the retail industry, pressure from retailers to reduce the costs of products, and changes in consumer spending patterns. If we misjudge the market for our products or demand for our products is impacted by other factors, such as inflationary pressures, political instability or COVID-19, we may be faced with significant excess inventories for some products and missed opportunities for other products. We have in the past been, and may in the future be, forced to rely on markdowns, promotional sales, donations or other write-offs to dispose of excess, slow-moving inventory, which may negatively impact our gross margin, overall profitability and efficacy of our brands. In addition, increases in our costs, such as raw materials, labor or freight, could negatively impact our gross margin, and we may not be able to offset such cost increases through pricing measures or other means.

The long-term growth of our business depends on the successful execution of our strategic initiatives.

Our long-term strategy involves growing and revitalizing our brands, particularly Michael Kors and Versace. Our achievement of revenue and profitability growth will depend largely upon our ability to offer trendsetting and innovative products, increase brand engagement, and optimize customer experience. We cannot assure you that we can execute successfully any of these actions or deliver growth and profitability for our brands.

Our success and growth also depends on the continued development of our omni-channel presence for each of our brands globally along with continued bricks and mortar expansion in select international regions, notably Greater China. Achievement of our growth strategy may also require investment in new capabilities, distribution channels, and technologies. These investments may result in short-term costs without accompanying current revenues and, therefore, may be dilutive to our earnings in the short term. There can be no assurance regarding the timing of or extent to which we will realize the anticipated benefits of these investments and other costs, if at all.

We may be required to take impairment charges with respect to one or more of our brands.

We are required to test goodwill, brand and other intangible assets acquired as a result of acquisitions for impairment. If the carrying value of goodwill and intangible assets exceed the related fair value, we would be required to record an impairment charge for the difference, and such charge could be significant. For example, in Fiscal 2024 we recorded impairment charges of $227 million and $262 million related to Versace and Jimmy Choo, respectively. Impairment charges could have a material impact on our financial results.

Our current and future licensing and joint venture arrangements may not be successful and may make us susceptible to the actions of third-parties over whom we have limited control.

We have entered into a select number of product licensing agreements with companies that produce and sell, under our trademarks, products requiring specialized expertise. We have also entered into a number of select licensing agreements pursuant to which we have granted third-parties certain rights to distribute and sell our products in certain geographical areas and have a number of joint ventures. In the future, we may enter into additional licensing and/or joint venture arrangements. Although we take steps to carefully select our partners, such arrangements may not be successful. Our partners may fail to fulfill their obligations under these agreements or have interests that differ from or conflict with our own, such as the timing of new store openings, the pricing of our products and the offering of competitive products. In addition, the risks applicable to the business of our partners may be different than the risks applicable to our business, including risks associated with each such partner's ability to:

*   obtain capital;
*   exercise operational and financial control over its business;
*   manage its labor relations;
*   maintain relationships with suppliers;
*   manage its credit and bankruptcy risks; and
*   maintain customer relationships.

The geographic areas subject to our licensing agreements could also be impacted by geopolitical risks. Any of the foregoing risks, or the inability of any of our partners to successfully market our products or otherwise conduct its business, may result in loss of revenue and competitive harm to our operations in regions or product categories where we have entered into such licensing arrangements.

We rely on our partners to preserve the value of our brands. Although we attempt to protect our brands through, among other things, approval rights over store location and design, product design, production quality, packaging, merchandising, distribution, advertising and promotion of our stores and products, we may not be able to control the use by our partners of our brand. The misuse of our brand by a licensing or joint venture partner could have a material adverse effect on our business, results of operations and financial condition.

We are subject to risks associated with leasing retail space subject to long-term and non-cancelable leases. We may be unable to renew leases at the end of their terms. If we close a leased retail space, we remain obligated under the applicable lease.

We do not own any of our retail store facilities, but instead lease all of our stores under operating leases. Our leases generally have terms of up to 10 years, generally require a fixed annual base rent and some require the payment of additional percentage rent if store sales exceed a negotiated amount. Certain of our European stores also require initial investments in the form of key money to secure prime locations, which may be paid to landlords or existing lessees. Generally, our leases are "net" leases, which require us to pay all of the costs of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases or withhold payments at our option, and payments under these operating leases account for a significant portion of our operating costs. For example, as of March 30, 2024, we were party to operating leases associated with our retail stores that we operate directly throughout the globe, as well as other global corporate facilities, requiring future minimum lease payments aggregating to $1.6 billion through Fiscal 2029 and approximately $600 million thereafter through Fiscal 2044. Our substantial operating lease obligations could have a material adverse effect on our business, results of operations and financial condition.

In certain cases, as we have done in the past, we may determine that it is no longer economical to operate a retail store subject to a lease or we may seek to generally downsize, consolidate, reposition, relocate or close some of our real estate locations. In such cases, we may be required to negotiate a lease exit with the applicable landlord or remain obligated under the applicable lease for, among other things, payment of the base rent for the balance of the lease term. In some instances, we may be unable to close an underperforming retail store due to continuous operation clauses in our lease agreements. In addition, as each of our leases expire, we may be unable to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close retail stores in desirable locations. Our inability to secure desirable retail space or favorable lease terms could impact our ability to grow. Likewise, our obligation to continue making lease payments with respect to leases for closed retail spaces could have a material adverse effect on our business, financial condition and results of operations.

Additionally, due to the volatile economic environment, it may be difficult to determine the fair market value of real estate properties when we are deciding whether to enter into leases or renew expiring leases. This may impact our ability to manage the profitability of our store locations, or cause impairments of our lease right-of-use assets if market values decline, any of which could have a material adverse effect on our financial condition or results of operations.

We are dependent on a limited number of distribution facilities. If one or more of our distribution facilities experience operational difficulties or becomes inoperable, it could have a material adverse effect on our business, results of operations and financial condition.

We operate a limited number of distribution facilities. Our ability to meet the needs of our own retail stores and e-commerce sites, as well as our wholesale customers, depends on the proper and uninterrupted operation of these distribution facilities. If any of these distribution facilities were to shut down or otherwise become inoperable or inaccessible for any reason, we could suffer a substantial loss of inventory and/or disruptions of deliveries to our customers. In addition, we could incur significantly higher costs and longer lead times associated with the distribution of our products during the time it takes to reopen or replace the damaged, inoperable or otherwise inaccessible facility. Any of the foregoing factors could result in decreased sales and have a material adverse effect on our business, results of operations and financial condition.

To support the growth of our business, we also use third-party logistics centers that are responsible for distribution, warehousing and fulfillment services on our behalf. Significant disruptions at these facilities could have a material adverse impact on our business. Because our direct and third-party fulfillment centers include automated and computer-controlled equipment, they are susceptible to risks including power interruptions, hardware and system failures, software viruses, security breaches and other technological and operational disruptions and of which could cause shipping delays or otherwise adversely affect our business.

We are dependent on third-parties to perform certain outsourced functions.

We are increasingly looking for opportunities to cost effectively enhance the capability of business services, which includes outsourcing certain functions. While we believe we conduct appropriate due diligence before entering into agreements with these third-party service providers, the failure of any of these third-parties to provide the expected services, provide them on a timely basis or to provide them at the prices we expect could disrupt or harm our business. Any significant interruption in the operations of these outsource service providers, including as a result of changes in social, political, and economic conditions, and those resulting from military conflicts or other hostilities, that result in the disruptions of business where these outsource providers are located, could also have an adverse effect on our business. Furthermore, we may be unable to provide these services ourselves in the future or implement substitute arrangements on a timely and cost-effective basis on terms favorable to us.

Increases in the cost of raw materials could increase our production costs and cause our operating results and financial condition to suffer.

Our business is subject to volatility of costs related to certain raw materials used in the manufacturing of our products, including inflationary pressure. The costs of raw materials used in our products are affected by, among other things, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. We are not always successful in our efforts to protect our business from the volatility of the market price of raw materials and our business can be materially affected by dramatic movements in prices of raw materials which have resulted, and are expected to continue to result, in increased pricing pressures and pressure on our margins. We may not be able to implement price increases that fully mitigate the impact of these higher costs and/or any such price increases could have an adverse impact on consumer demand for our products. In addition, our costs may be impacted by sanction tariffs and customs trade orders which could also impact sourcing and availability of raw materials used by our suppliers in the manufacturing of certain of our products. Manufacturing labor costs are also subject to volatility based on local and global economic conditions. Increases in commodity prices, tariffs, sanctions, customs trade orders and/or manufacturing labor costs could increase our production costs and negatively impact our revenues, results of operations and financial condition.

We primarily use foreign manufacturing contractors and independent third-party agents to source our finished goods.

Our products are primarily produced by, and purchased or procured from, independent manufacturing contractors, and in some cases third-party sourcing agents, located mainly in Asia and Europe. A manufacturing contractor's failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers for those items. The failure to make timely deliveries may cause customers to cancel orders, refuse to accept deliveries or demand reduced prices, any of which could have a material adverse effect on us.

We do not have long-term agreements with any of our third-party manufacturing contractors or third-party sourcing agents. As a result, any single manufacturing contractor or sourcing agent could unilaterally terminate its relationship with us at any time. Our inability to promptly replace manufacturing contractors or third-party sourcing agents that terminate their relationships with us or cease to provide high quality products in a timely and cost-efficient manner could have a material adverse effect on our business, results of operations and financial condition and impact the cost and availability of our goods.

Our business is exposed to foreign currency exchange rate fluctuations.

Our results of operations for our international subsidiaries are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into United States dollar during financial statement consolidation. If the United States dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions could impact our consolidated results of operations. In addition, we have intercompany notes amongst certain of our non-United States subsidiaries, which may be denominated in a currency other than the functional currency of a particular reporting entity. As a result of using a currency other than the functional currency of the related subsidiary, results of these operations may be adversely affected during times of significant fluctuation between the functional currency of that subsidiary and the denomination currency of the note. We continuously monitor our foreign currency exposure and hedge a portion of our foreign subsidiaries' foreign currency-denominated inventory purchases to minimize the impact of changes in foreign currency exchange rates. However, we cannot fully anticipate all of our foreign currency exposures and cannot ensure that these hedges will fully offset the impact of foreign currency exchange rate fluctuations. We use forward foreign exchange contracts and cross-currency swap contracts to hedge material exposure to adverse changes in foreign currency exchange rates. However, no hedging strategy can completely insulate us from foreign exchange risk.

In addition, because we operate retail stores and concessions in various countries outside of the United States, we are also exposed to market risk from fluctuations in foreign currency exchange rates, primarily the Euro, the British Pound, the Chinese Renminbi, the Japanese Yen, the Korean Won and the Canadian dollar, among others. A substantial weakening of foreign currencies against the United States dollar could require us to raise our retail prices or reduce our profit margins in various locations outside of the United States. In addition, our sales and profitability could be negatively impacted if consumers in those markets were unwilling to purchase our products at increased prices.

Risks Related to Information Technology and Data Security

Privacy breaches and other cyber security risks related to our business could negatively affect our reputation, credibility and business.

We are dependent on information technology ("IT") systems and networks for a significant portion of our direct-to-consumer sales, including our e-commerce sites and retail business credit card transaction authorization and processing. We are responsible for storing data relating to our customers and employees and also rely on third-party vendors for the storage, processing and transmission of personal and Company information. Consumers, lawmakers and consumer advocates alike are increasingly concerned over the security of personal information transmitted over the Internet, consumer identity theft and privacy and the retail industry, in particular, has been the target of many recent cyber-attacks. In addition to taking the necessary precautions ourselves, we generally require that third-party service providers implement reasonable security measures to protect our employees' and customers' identity and privacy. We do not, however, control these third-party service providers and cannot guarantee the elimination of electronic or physical computer break-ins or security breaches in the future. Cyber security breaches, including physical or electronic break-ins, security breaches due to employee error or misconduct, attacks by "hackers," phishing scams, malicious software programs such as viruses and malware, and other breaches outside of our control, could result in unauthorized access or damage to our IT systems and the IT systems of our third-party service providers. Despite our efforts and the efforts of our third-party service providers to secure our and their IT systems, attacks on these systems do occur from time to time. As the techniques used to obtain unauthorized access to IT systems become more varied and sophisticated (as cybercriminals are finding new ways to launch their attacks) and if the occurrence of such security breaches becomes more frequent, we and our third-party service providers may be unable to adequately anticipate these techniques and implement appropriate preventative measures. While we maintain cyber risk insurance to provide some coverage for certain risks associated with cyber security incidents, there is no assurance that such insurance would cover all or a significant portion of the costs or consequences associated with a cyber security incident. A significant breach of customer, employee or Company data could damage our reputation, our relationship with customers and our brands, and could result in lost sales, sizable fines, significant breach-notifications and other costs and lawsuits, as well as adversely affect our results of operations.

Additionally, we may incur increased costs and experience a significant strain on our resources to account for implementation of additional required security measures and technologies to protect personal data and confidential information or to comply with current and new state, federal and international laws governing the unauthorized disclosure of confidential information which are continuously being enacted and proposed, such as the General Data Protection Regulation ("GDPR") in the EU and the UK, various consumer privacy and data privacy and protection acts in the United States, including, but not limited to, the American Data Privacy and Protection Act, the California Consumer Privacy Act as amended by the California Privacy Rights Act, the Virginia Consumer Data Protection Act, the Colorado Privacy Act, the Utah Consumer Privacy Act, the Connecticut Data Privacy Act, the Iowa Consumer Data Protection Act, the Montana Consumer Data Privacy Act, the Oregon Consumer Privacy Act, the Washington MY Health My Data Act, the Florida Digital Bill of Rights, the Texas Data Privacy and Security Act and the Personal Information Protection Law in China.

Lastly, increased scrutiny by federal regulators (such as the FTC) and state attorney generals focused on the retail industry may lead to increased privacy and cyber security costs such as organizational changes, deploying additional personnel, acquiring and implementing enhanced privacy and security technologies on e-commerce sites, mandatory employee training for those handling customer and employee personal data, and engaging third-party experts and consultants, and the unauthorized use of proprietary information may lead to lost revenues.

A material delay or disruption in our information technology systems or e-commerce websites or our failure or inability to upgrade our information technology systems precisely and efficiently could have a material adverse effect on our business, results of operations and financial condition.

We rely extensively on our IT systems to track inventory, manage our supply chain, record and process transactions, manage customer communications, summarize results and manage our business. The failure of our IT systems to operate properly or effectively, problems with transitioning to upgraded or replacement systems, or difficulty in or failure to implement new systems, could adversely affect our business. We also operate a number of e-commerce websites throughout the world. Our IT systems and e-commerce websites may be subject to damage and/or interruption from power outages, computer, network and telecommunications failures, malicious software, such as viruses and malware, attacks by "hackers", security breaches, usage errors or misconduct by our employees and bad acts by our customers and website visitors which could materially adversely affect our business.

We are undergoing a multi-year Enterprise Resource Planning ("ERP") implementation. The implementation of the ERP will require a significant investment in human and financial resources. Implementing new systems also carries substantial risk, including failure to operate as designed, failure to properly integrate with other systems, potential loss of data or information, cost overruns, implementation delays and disruption of operations. Third-party vendors are also relied upon to design, program, maintain and service our ERP implementation program. Any failures of these vendors to properly deliver their services could similarly have a material adverse effect on our business. In addition, any disruptions or malfunctions affecting our ERP implementation plan could cause critical information upon which we rely to be delayed, defective, corrupted, inadequate, inaccessible or lost or otherwise cause delays or disruptions to our operations, and we may have to make significant investments to fix or replace impacted systems.

Risks Related to Environmental, Social and Governance Issues

Increased scrutiny from investors and others regarding our corporate social responsibility initiatives, including environmental, social and other matters of significance relating to sustainability, and changing regulatory requirements around ESG could result in additional costs or risks and adversely impact our reputation.

Investor advocacy groups, certain institutional investors, investment funds, other market participants, shareholders, customers, employees and regulators have increasingly focused on ESG or "sustainability" practices of companies. We have a publicly announced global strategy to achieve significant, measurable goals across a range of important environmental and social sustainability issues, including, renewable energy, responsible material sourcing, water use and chemical management and waste reduction. We have also set science-based targets around greenhouse gas emissions (GHG) reductions. We rely on our supply chain partners to meet certain of our targets, including our scope 3 GHG emissions reduction goals; however, our supply chain is complex and almost entirely comprised of parties not within our control. It is possible that stakeholders may not be satisfied with our ESG targets, practices or the speed of adoption or that we may not be successful in achieving our goals on the timelines set or at all, which could negatively impact our brands, our reputation, and customer and employee retention.

In addition, many jurisdictions in which we and our suppliers operate have begun enacting new ESG and climate legislation and regulations. Such proposed and/or enacted regulations include expanded disclosure requirements regarding GHG emissions and other climate-related information, including disclosure of climate-related risks and independent auditors providing some level of attestation to the accuracy of such disclosures. Our ability to comply with any such new ESG and/or climate laws and regulations may lead to increased costs and operational complexity and/or we may be required to divert costs and resources in order to comply with ESG frameworks, and legal, legislative and regulatory requirements. Any failure on our part to comply with such ESG-related regulations could lead to adverse consumer actions and/or investment decisions by investors, as well as expose us to government enforcement action and/or private litigation.

Our business is susceptible to the risks associated with climate change and other environmental impacts which could negatively affect our business and operations.

Our business, including our retail, distribution and manufacturing operations, is susceptible to the physical and transitional risks associated with climate change and other environmental impacts that could negatively affect our business and operations. For example, the acute and chronic physical risks of climate change, such as increased severity of extreme weather events, changes in weather and precipitation patterns and/or rising temperatures and sea levels may (i) cause potential disruptions to our retail stores, distribution centers and corporate facilities or those facilities of our wholesale customers, licensees or suppliers, (ii) adversely impact global supply chains, including the availability and cost of raw materials, (iii) negatively affect the ability of our manufacturers to fulfill our orders timely and/or to our specifications, (iv) cause shipping disruptions and/or (v) lead to higher freight costs. An increase in extreme weather conditions could also result in more frequent damage and/or closures of our stores and distribution centers (or facilities of our wholesale customers, licensees or suppliers), adversely impact retail traffic, consumers' disposable income levels or spending habits on discretionary items, or otherwise disrupt business operations in the communities in which we or our partners operate, any of which could result in lost sales or higher costs. In addition, concern over climate change may result in policy/legal-, technology-, market- and/or reputation-related transition risks. For example, increased climate-related disclosures, increased exposure to litigation resulting from new or additional legal requirements, mandates on our products and services, and substitution of existing products with lower emission options may result in increased operational and administrative compliance costs. Changing customer behavior, increased costs of raw materials, shifts in customer preferences, increased stakeholder concern and stigmatization of the fashion industry are also climate-related transition risks that could negatively impact us.

Risks Related to Tax, Legal and Regulatory Matters

Our business is subject to risks associated with importing products, and the imposition of additional duties, tariffs or trade restrictions could have a material adverse effect on our business, results of operations and financial condition.

There are risks inherent to importing our products. Virtually all of our imported products are subject to duties which may impact the cost of such products. In addition, countries to which we ship our products may impose safeguard quotas to limit the quantity of products that may be imported. We rely on free trade agreements and other supply chain initiatives in order to maximize efficiencies relating to product importation. Additionally, we are subject to government regulations relating to importation activities, including related to CBP withhold release orders and detainments. The imposition of taxes, duties and quotas, the withdrawal from or material modification to trade agreements, and/or if CBP detains shipments of our goods pursuant to a withhold release order could have a material adverse effect on our business, results of operations and financial condition. If additional tariffs or trade restrictions are implemented by the United States or other countries, the cost of our products could increase which could adversely affect our business.

Fluctuations in our tax obligations and changes in tax laws, treaties and regulations may have a material adverse impact on our future effective tax rates and results of operations.

The Company and our subsidiaries are subject to taxation in the United States and various foreign jurisdictions, with the applicable tax rates varying by jurisdiction. As a result, our overall effective tax rate is affected by the proportion of earnings from the various tax jurisdictions. We record tax expense based on our estimates of taxable income and required reserves for uncertain tax positions in multiple tax jurisdictions. At any time, there are multiple tax years that are subject to examinations by various taxing authorities. The ultimate resolution of these audits and negotiations with taxing authorities may result in a settlement amount that differs from our original estimate. Any proposed or future changes in tax laws, treaties and regulations or interpretations where we operate could have a material adverse effect on our effective tax rates, results of operations and financial condition.

We and our subsidiaries are also engaged in a number of intercompany transactions. Although we believe that these transactions reflect arm's-length terms and that proper transfer pricing documentation is in place, the transfer prices and conditions may be scrutinized by local tax authorities which could result in additional tax liabilities.

On October 5, 2015, the Organization for Economic Co-operation and Development ("OECD"), an international association of 34 countries, including the United States and United Kingdom, released the final reports from its Base Erosion and Profit Shifting ("BEPS") Action Plans. The BEPS recommendations covered a number of issues, including country-by-country reporting, permanent establishment rules, transfer pricing rules and tax treaties. Future tax reform resulting from this development may result in changes to long-standing tax principles, which could adversely affect our effective tax rate and/or result in higher cash tax liabilities. The Organization for Economic Cooperation and Development, the European Union and other countries (including countries in which we operate) have committed to enacting substantial changes to numerous long-standing tax principles impacting how large multinational enterprises are taxed in an effort to limit perceived base erosion and profit shifting incentives.

In particular, the OECD's Pillar Two initiative introduces a 15% global minimum tax applied on a country-by-country basis, for which many jurisdictions have now committed to an effective enactment date for financial year dates starting after January 1, 2024. These proposals have already been implemented in several jurisdictions in which we operate, and they could negatively impact our effective tax rate as well as increase the tax compliance and reporting costs related to such requirements. However, based on our initial analysis, the Pillar Two initiative is not projected to have a material impact on our consolidated financial statements. We will continue to examine and reflect the impact of any changes in future financial statements as applicable.

If we fail to comply with labor laws or collective bargaining agreements, or if our independent manufacturing contractors fail to use acceptable, ethical business practices, our business and reputation could suffer.

We are subject to labor laws governing relationships with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. We are also subject to collective bargaining agreements with respect to employees in certain European countries. Compliance with these laws and regulations, as well as collective bargaining agreements, may lead to increased costs and operational complexity and may increase our exposure to governmental investigations or litigation.

We require our independent manufacturing contractors to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance, as well as our Supplier Code of Conduct and other compliance policies under our Factory Social and Environmental Compliance Program. Our staff and third-parties we retain for such purposes periodically visit and monitor the operations of our independent manufacturing contractors to determine compliance. However, we generally do not control these manufacturing contractors or suppliers or their labor, environmental or other business practices. The violation of labor, environmental or other laws by an independent manufacturer or supplier, or divergence of an independent manufacturer's or supplier's labor practices from those generally accepted as ethical or appropriate or that violate our Supplier Code of Conduct, could interrupt or otherwise disrupt the shipment of our products, harm our trademarks or damage our reputation. Further, we could be prohibited from importing goods by governmental authorities. The occurrence of any of these events could materially adversely affect our business, financial condition and results of operations.

We may be unable to protect our trademarks, copyrights and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights.

Our VERSACE, JIMMY CHOO and MICHAEL KORS trademarks, as well as other material trademarks, copyrights and design and patent rights related to the production, marketing and distribution of our products, are important to our success and our competitive position. We are susceptible to others imitating our products and infringing on our intellectual property rights in the Americas, EMEA, Asia and elsewhere in the world in both online and offline channels. Our brands enjoy significant worldwide consumer recognition and the generally higher pricing of our products creates additional incentive for counterfeiters to infringe on our brands. We work with customs authorities, law enforcement, legal representatives and brand specialists globally in an effort to prevent the sale of counterfeit products, but we cannot guarantee the extent to which our efforts to prevent counterfeiting of our brands and other intellectual property infringement will be successful. Such counterfeiting and other intellectual property infringement could dilute our brands and otherwise harm our reputation and business.

Our trademark and other intellectual property applications may fail to result in registered trademarks or other intellectual property or to provide the scope of coverage sought, and others may seek to invalidate our trademarks, copyrights or other intellectual property or block sales of our products as an alleged violation of their trademarks and/or intellectual property rights. In addition, others may assert rights in, or ownership of, trademarks, copyrights and/or other intellectual property rights of ours or in trademarks, copyrights or other intellectual property that are similar to ours or that we license, and we may not be able to successfully resolve these types of conflicts to our satisfaction. In some cases, other intellectual property owners may have prior rights to our trademarks or similar trademarks or intellectual property. Furthermore, the laws of certain foreign countries may not protect trademarks, copyrights and/or other intellectual property rights to the same extent as the laws of the United States or the European Union.

From time to time, in the ordinary course of our business, we become involved in opposition and cancellation proceedings with respect to trademarks or other intellectual property similar to some of our brands. Any litigation or dispute involving the scope or enforceability of our intellectual property rights or any allegation that we infringe upon the intellectual property rights of others could be costly and time-consuming and, if determined adversely to us, could result in harm to our competitive position.

We self-insure certain risks and may be impacted by unfavorable claims experience.

We use a combination of insurance and self-insurance programs, including a wholly-owned captive insurance entity, to provide for the potential liabilities for certain risks including, employee health-care benefits, workers' compensation, employer liability, general liability, marine transport and inventory, property damage, cyber risk and business interruption. Claims are difficult to predict and may be volatile. Any adverse claims experience could have a material adverse effect on our results of operations, financial condition and cash flows.

We are subject to various proceedings, lawsuits, disputes and claims in the ordinary course of business which could have an adverse impact on our business, financial condition and results of operations.

We are a global company and are subject to various proceedings, lawsuits, disputes and claims throughout the world in the ordinary course of business. These claims could include commercial, intellectual property, employment, customer and data privacy claims, as well as class action lawsuits. Typically, these claims raise complex factual and legal issues and are subject to uncertainties. Plaintiffs may seek unspecified damages and/or injunctive or other equitable relief. Our potential liability may be covered in part by our insurance policies, but we may not always have adequate insurance to defend all claims. An unfavorable outcome in any proceeding, lawsuit, dispute or claim may have an adverse impact on our business, financial condition and results of operations. See also "We may be subject to litigation challenging the Merger, and an unfavorable judgment or ruling in any such lawsuits could prevent or delay the consummation of the Merger and/or result in substantial costs."

Risks Related to Our Debt

We have incurred a substantial amount of indebtedness, which could adversely affect our financial condition and restrict our ability to incur additional indebtedness or engage in additional transactions.

As of March 30, 2024, our consolidated indebtedness was approximately $1.7 billion. Our total borrowings as of March 30, 2024 primarily relate to our revolving credit facility of $764 million, Versace term loan of $486 million and senior notes of $450 million. Our ability to make payments on and refinance our debt obligations and to fund planned capital expenditures depends on our ability to generate cash from our operations. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our substantial level of indebtedness could have negative consequences to our business and we cannot guarantee that our business will generate sufficient cash flow from our operations or that future borrowings will be available to us in an amount sufficient to enable us to make payments of our debt, fund other liquidity needs, make necessary capital expenditures or pursue certain business opportunities. Our financial results, our substantial indebtedness and our credit ratings could adversely affect the availability and terms of our financing and negatively impact our ability to enter into new financing arrangements in the future. We are also subject to restrictions under the Merger Agreement that would limit our ability to incur indebtedness prior to the consummation of the Merger, without the consent of Tapestry.

In addition, our ability to access credit and capital markets in the future as a source of funding, and the borrowing costs associated with such financing, is dependent upon market conditions and our credit rating and outlook. We are currently rated investment grade by two of the Company's three credit rating agencies. If our investment rating is downgraded in the future, it could result in reduced access to the credit and capital markets, more restrictive covenants in future financial documents and higher interest costs and potentially increased lease or hedging costs.

We may be unable to meet financial covenants in our indebtedness agreements which could result in an event of default and restrictive covenants in such agreements may restrict our ability to pursue our business strategies.

The terms of our indebtedness contain affirmative and negative covenants that impose operating and financial restrictions on us and may restrict our ability to engage in future business opportunities or pursue our strategies. The Company's 2022 Credit Facility and the 2022 Versace Credit Facility (of which the Company provides a parent guarantee) requires us to maintain a quarterly maximum permitted net leverage ratio of no greater than 4.0 to 1.0. The 2022 Credit Facility, the 2022 Versace Credit Facility and the Indenture governing our senior notes also contain certain restrictive covenants, including restrictions on our and certain of our subsidiaries ability to:

- incur additional indebtedness and guarantee indebtedness;
- pay dividends or make other distributions or repurchase or redeem capital stock;
- make loans and investments, including acquisitions;
- sell assets;
- incur liens;
- enter into transactions with affiliates; and
- consolidate, merge or sell all or substantially all of our assets

which collectively may limit our ability to engage in acts that may be in our long-term best interest.

A breach of the covenants or restrictions under the documents that govern our indebtedness could result in an event of default under the applicable indebtedness. Such a default may allow creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the credit agreement governing our 2022 Credit Facility or the Versace 2022 Credit Facility would permit the lenders under those credit facilities to terminate all commitments to extend further credit under such facility. In the event our lenders or noteholders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be:

- limited in how we conduct our business;
- unable to raise additional debt or equity financing to operate during general economic or business downturns, including during a recessions or other times of economic uncertainty; or
- unable to compete effectively or to take advantage of new business opportunities.

If one or more of our counterparty financial institutions default on their obligations to us, we may incur significant losses or our financial liquidity could be adversely impacted.

As part of our hedging activities, we enter into transactions involving derivative financial instruments, including cross-currency swaps to hedge our net investments in foreign operations against future volatility in the exchange rates between the United States dollar and foreign currencies, with various financial institutions. In addition, we have significant amounts of cash, cash equivalents and other investments on deposit or in accounts with banks or other financial institutions in the United States and abroad. We also rely on borrowings under our revolving credit facilities, under which we had $803 million of borrowing capacity as of March 30, 2024. We rely on that borrowing capacity to fund our operations. As a result, we are exposed to the risk of default by, or failure of, counterparty financial institutions to meet their contractual obligations to us. This risk may be heightened during economic downturns and periods of uncertainty in the financial markets. If one of our counterparties were to become insolvent or file for bankruptcy, our ability to borrow funds or recover losses incurred as a result of a default or our assets that are deposited or held in accounts with such counterparty may be limited by the counterparty's liquidity or the applicable laws governing the insolvency or bankruptcy proceedings. In the event of default or failure of one or more of our counterparties, we could incur significant losses or our financial liquidity could be adversely impacted, which could negatively impact our results of operations and financial condition.

Risks Related to Our Ordinary Shares

Our share price may periodically fluctuate based on forward-looking expectations regarding our financial performance.

Our business and long-range planning process is designed to maximize our long-term growth and profitability and not to achieve an earnings target in any particular fiscal quarter. We believe that this longer-term focus is in the best interests of our Company and our shareholders. Given the pending Merger, the Company stopped providing investors with forward-looking earnings guidance and withdrew its previously issued guidance. Actual results may differ from those that have been previously predicted by us, outside investment analysts, or others, our share price could be adversely affected. Investors who rely on these outside predictions when making investment decisions with respect to our securities do so at their own risk. We take no responsibility for any losses suffered as a result of such changes in our share price.

If we are unable to conduct share repurchases at expected levels, our share price could be adversely affected.

Pursuant to the terms of the Merger Agreement, and subject to certain limited exceptions, the Company may not repurchase its ordinary shares. Accordingly, despite having previously had a share repurchase program as a way to return value to its shareholders, the Company has not repurchased any of its ordinary shares since entering into the Merger Agreement, and the Company does not expect to repurchase any of its ordinary shares prior to the Merger or earlier termination of the Merger Agreement. As a result, the market price of our ordinary shares could be adversely affected.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in the price of our ordinary shares.

As an SEC registrant, we are required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could have an adverse effect on our business and cause a decline in the price of our ordinary shares.

Rights of shareholders under British Virgin Islands law differ from those under United States law, and, accordingly, our shareholders may have fewer protections.

Our corporate affairs are governed by our Memorandum and Articles, the BVI Business Companies Act (Revised Edition 2020) (as amended) (the "BVI Act") and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a United States company.

The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of a British Virgin Islands company and are entitled to have the affairs of the Company conducted in accordance with the BVI Act and the memorandum and articles of association of the Company. As such, if those who control the Company have persistently disregarded the requirements of the BVI Act or the provisions of the Company's memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the Company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and

(iv) acts where the Company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded to minority shareholders under the laws of many states in the United States.

It may be difficult to enforce judgments against us or our executive officers and directors in jurisdictions outside the United States.

Under our Memorandum and Articles, we may indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Furthermore, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the British Virgin Islands and subject to the jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether United States' courts would enforce these provisions in an action brought in the United States under United States securities laws, these provisions could make judgments obtained outside of the British Virgin Islands more difficult to enforce against our assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands' company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of United States securities law or to impose liabilities, in original actions brought in the British Virgin Islands, based on certain liability provisions of the United States securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risk Management and Strategy

We are a global company built on the trust of our customers, employees and business partners, and one of the primary ways we maintain that trust is by respecting privacy rights and safeguarding their information. We believe security is at the center of any strong data privacy program and maintaining cyber-readiness and managing cybersecurity risk continue to be areas of critical focus for us. We have in place an enterprise risk management (ERM) program designed to identify and assess the greatest existing and emerging risks that could impact our business, including cybersecurity and data privacy risks. As a part of our ERM process, we have developed a cybersecurity program designed to detect, identify, classify and mitigate cybersecurity and other data security threats. We follow widely-accepted security standards to help guide our decisions and minimize cybersecurity risks. In the event we identify a potential cybersecurity, privacy or other data security issue, we have defined policies and procedures for responding to such security incidents, including procedures that address when and how to engage with Company management, our Board of Directors, other stakeholders and law enforcement.

We understand the importance of collecting, storing, using, sharing and disposing of personal information in a manner that complies with all applicable laws. We communicate our brands' data collection, use and processing practices through clear and comprehensive privacy notices. We empower our data subjects to exercise their privacy rights by contacting us through various channels, and we maintain procedures to honor their requests made pursuant to applicable laws. We continually evaluate our privacy notices, policies and procedures surrounding our handling of personal data and the measures and systems we have in place to help identify, assess, mitigate, respond to and remediate cybersecurity issues or personal data breaches.

The key steps we have taken to detect, identify, classify and mitigate cybersecurity and privacy risks, include:

- Adopting and periodically reviewing and updating information security and privacy policies and procedures and undergoing cyber-incident table top exercises;
- Using network and system security tools aimed at detecting and mitigating unauthorized system and data access and cyber threats;
- Conducting targeted audits and penetration tests throughout the year, using both internal and external resources;
- Utilizing threat intelligence to assess potential impacts to company systems and mitigating risks, when applicable, through preventive measures including updates and patching;
- Conducting cyber-maturity evaluations, including engaging an industry-leading, nationally-known third party to independently evaluate our information security maturity on a periodic basis;
- Assessing cybersecurity risk profiles of our third-party service providers, including by partnering with key providers to ensure they have appropriate security measures to safeguard their information technology systems and including robust data security provisions in our contracts with third parties that handle our data;
- Providing annual security and privacy training and awareness to our employees to educate our employees on cybersecurity risks; and
- Conducting periodic phishing simulations to test our employees' responses to suspicious emails and to inform targeted cyber awareness training.

Despite our efforts and the efforts of our third-party service providers to secure our and their IT systems, cybersecurity attacks and incidents have occurred in the past, and may continue to occur in the future. For additional information regarding the risks we face from cybersecurity and privacy incidents, see Item 1A "Risk Factors—Risks Related to Information Technology and Data Security—Privacy breaches and other cyber security risks related to our business could negatively affect our reputation, credibility and business."

Governance

Management is responsible for understanding and managing the risks that we face in our business, including relating to cybersecurity, and the Board of Directors is responsible for overseeing management's overall approach to risk management. On at least an annual basis, as part of our ERM process, the Board reviews the Company's major risks, including risks related to cybersecurity and global information systems, along with potential options for mitigating these risks. The Board is informed of these risks through regular reports from our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer (CFO), General Counsel and Chief Sustainability Officer, and other key members of senior management. Although the Board as a whole is ultimately responsible for risk oversight, the Board uses its committees to assist in its risk oversight function. The Audit Committee of our Board of Directors has primary responsibility for operation of the ERM program and risk management, business continuity planning and information systems infrastructure and cybersecurity risk. As a result, the Chair of the Audit Committee also provides periodic updates to the full Board on these matters as part of its committee reports.

The Audit Committee generally receives quarterly cybersecurity and information systems infrastructure reports from either our Chief Information Officer (CIO) or our head of Global Cybersecurity and Compliance (Head of Cybersecurity), who reports to our CIO, and who oversees a global team responsible for our cybersecurity infrastructure. These reports cover various cybersecurity and information technology matters, including material risks and threat trends, mitigation strategies, security incidents, the status of information technology and cybersecurity priorities and initiatives and other related matters of importance. The Audit Committee provides periodic updates on these topics to the full Board as necessary. In addition to the above, the Audit Committee, typically in the presence of the full Board, will review the results of the independent cyber-maturity evaluations described above, and from time to time participates in table top exercises or other cybersecurity training programs.

Our Head of Cybersecurity is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents through our key cybersecurity processes, discussed above, and, together with other lead members of the incident response teams, is responsible for informing senior leadership across the organization about any cybersecurity incidents that may occur. As a result, in addition to the regular updates referenced above, the Audit Committee and the full Board of Directors would also be promptly informed by the CFO and General Counsel of cybersecurity incidents in accordance with our security incident response procedures, as well as provided ongoing updates from lead members of the incident response teams, including the Head of Cybersecurity, regarding any such incidents in accordance with our incident response plan.

Our Head of Cybersecurity has over 15 years of experience managing and leading information technology and cybersecurity teams. Subsequent to the end of our fiscal year, our CIO left the Company and, in the interim, our Head of Cybersecurity currently reports to our CFO who reports to our Chief Executive Officer.

Item 2. Properties

The following table sets forth the location, use and size of our significant distribution and corporate facilities as of March 30, 2024, all of which are leased with the exception of our distribution center in the Netherlands, our central warehouse in Italy and luxury shoe factory in Italy, which are owned. The leases expire at various times through Fiscal 2044, subject to renewal options.

Location	Use	Approximate Square Footage
Whittier, CA	Michael Kors United States Distribution Center	1,179,000
Venlo, Netherlands	Michael Kors and Jimmy Choo European Distribution Center	1,096,000
New York, NY	Michael Kors, Versace and Jimmy Choo United States Corporate Offices	211,000
Montreal, Quebec	Michael Kors and Jimmy Choo Canada Corporate Offices and Distribution Center	150,000
Novara, Italy	Versace European Distribution Center	109,000
Milan, Italy	Versace Corporate Offices	90,000
Milan, Italy	Versace Showroom	54,000
Novara, Italy	Versace Manufacturing and Distribution Center	46,000
Hong Kong, China	Michael Kors, Versace and Jimmy Choo Hong Kong Office	45,000
Pistoia, Italy	Capri Luxury Shoe Factory	41,000
East Rutherford, NJ	Michael Kors United States Corporate Offices	31,000
Milan, Italy	Michael Kors Regional Corporate Office and Showroom	25,000
Shanghai, China	Michael Kors, Versace and Jimmy Choo Regional Corporate Offices	25,000
London, England	Jimmy Choo Corporate Offices	24,000
London, England	Capri Corporate Headquarters and Michael Kors Regional Corporate Office	19,000
Manno, Switzerland	Michael Kors European Corporate Offices	18,000

As of March 30, 2024, we also occupied 1,239 leased retail stores worldwide (including concessions). We consider our properties to be in good condition and believe that our facilities are adequate for our operations and provide sufficient capacity to meet our anticipated requirements.

Other than the land and building for our Michael Kors and Jimmy Choo European distribution center in the Netherlands, our Versace central warehouse in Italy and our Capri luxury shoe factory in Italy, property and equipment related to our stores (e.g. leasehold improvements, fixtures, etc.) and computer equipment, we did not own any material property as of March 30, 2024.

Item 3. Legal Proceedings

Ordinary Course Litigation. We are involved in various routine legal proceedings incident to the ordinary course of our business. We believe that the outcome of all pending ordinary course legal proceedings, in the aggregate, will not have a material adverse effect on our business, results of operations and financial condition.

Shareholder Complains. In connection with the Merger Agreement, a number of complaints have been filed in federal and state court as individual actions, which we refer to collectively as the "Complaints". The Complaints allege that the preliminary proxy statement filed by Capri on September 8, 2023 in connection with the Merger Agreement (the "Preliminary Proxy") or the definitive proxy statement filed by Capri on September 20, 2023 (the "Definitive Proxy," and together with the Preliminary Proxy, the "Merger Proxy"), as applicable, misrepresents and/or omits certain purportedly material information. The Complaints also assert violations of Sections 14(a) and 20(a) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 14a-9 promulgated thereunder against Capri and the Board of Directors. The Complaints seek, among other things: (i) an injunction enjoining the consummation of the Merger and the other transactions contemplated by the Merger Agreement; (ii) rescission or rescissory damages in the event the Merger and the other transactions contemplated by the Merger Agreement are consummated; (iii) direction that defendants account for all damages suffered as a result of any wrongdoing; (iv) costs of the action, including plaintiffs' attorneys' and expert fees and expenses; and (v) other relief the court may deem just and proper. In addition to the Complaints, purported shareholders of Capri have sent demand letters (which we refer to as the "Demands," and together with the Complaints, the "Matters") alleging similar deficiencies regarding the disclosures made in the Merger Proxy. However, in order to avoid the risk that the Matters delay or otherwise adversely affect the Merger, and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, Capri provided supplemental

disclosures to the Merger Proxy in Capri's Current Report on Form 8-K, filed with the SEC on October 17, 2023. Capri management believes that the Matters are without merit. Capri cannot provide assurance regarding the outcomes of the Matters and may be subject to additional demands or filed actions. If additional similar complaints or demands are filed or sent, absent new or significantly different allegations, Capri will not necessarily disclose such additional filings or demands.

Federal Trade Commission Lawsuit. As previously disclosed, on August 10, 2023, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Tapestry, Inc. ("Tapestry"), Sunrise Merger Sub, Inc. ("Merger Sub"), a direct wholly owned subsidiary of Tapestry and Capri, pursuant to which, among other things, Merger Sub will merge with and into Capri (the "Merger") with Capri surviving the Merger and continuing as a wholly owned subsidiary of Tapestry. In connection with Tapestry's pending acquisition of Capri, on April 22, 2024, the U.S. FTC filed a lawsuit in the United States District Court for the Southern District of New York against Tapestry and us seeking to block the Merger, claiming that the Merger would violate Section 7 of the Clayton Act and that the Merger Agreement and the Merger constitute unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act and should be enjoined. We believe the FTC's claims are without merit, and we, together with Tapestry, intend to vigorously defend the lawsuit. If the Merger is blocked, there can be no assurance that any other transaction acceptable to us will be offered and our business, prospects and/or results of operations may be adversely affected.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our ordinary shares trade on the NYSE under the symbol "CPRI". At March 30, 2024, there were 116,629,634 ordinary shares outstanding, and the closing price of our ordinary shares was $45.30. Also as of that date, we had approximately 128 ordinary shareholders of record.

Share Performance Graph

The line graph below compares the cumulative total shareholder return on our ordinary shares with the Standard & Poor's ("S&P") 500 Stock Index and the S&P 500 Apparel, Accessories & Luxury Goods Index for the five-year period from March 29, 2019 through March 30, 2024, the last business day of our fiscal year. The graph below assumes an investment of $100 made at the close of trading on March 29, 2019, in our ordinary shares and each of the indices presented. All values assume reinvestment of the full amount of all dividends, if any, into additional shares of the same class of equity securities at the frequency with which dividends are paid on such securities during the applicable time period.



Issuer Purchases of Equity Securities

The following table provides information regarding our ordinary share repurchases during the three months ended March 30, 2024:

	Total Number of Shares [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Remaining Dollar Value of Shares That May Be Purchased Under the Programs (in millions)
December 31, 2023 – January 27, 2024	—	$ —	—	$ 300
January 28, 2024 – February 24, 2024	—	$ —	—	$ 300
February 25, 2024 – March 30, 2024	—	$ —	—	$ 300
	—		—	

---

[1]   Share repurchases may be made in open market or privately negotiated transactions and/or pursuant to Rule 10b5-1 trading plans, subject to market conditions, applicable legal requirements, trading restrictions under the Company's

insider trading policy and other relevant factors; however, pursuant to the terms of the Merger Agreement, and subject to certain limited exceptions, we may not repurchase our ordinary shares other than the acceptance of our ordinary shares as payment of the exercise price of options or for withholding taxes with respect to our equity awards. Accordingly, we did not repurchase any ordinary shares during the three months ended March 30, 2024 pursuant to the Existing Share Repurchase Plan, and we do not expect to repurchase any of our ordinary shares in connection with the Existing Share Repurchase Plan prior to the Merger or earlier termination of the Merger Agreement, except withhold to cover.

Item 6.   [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Agreement and Plan of Merger

On August 10, 2023, Capri entered into an Agreement and Plan of Merger with Tapestry, Inc., a Maryland corporation, and Sunrise Merger Sub, Inc., a British Virgin Islands business company limited by shares and a direct wholly owned subsidiary of Tapestry. The Merger Agreement provides that, among other things and on the terms and subject to the conditions set forth therein, Tapestry will acquire Capri in an all-cash transaction by means of a merger of Merger Sub with and into Capri, with Capri surviving the Merger as a wholly owned subsidiary of Tapestry. For additional information related to the Merger Agreement, please refer to Capri's Definitive Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the "SEC") on September 20, 2023, as well as the supplemental disclosures contained in Capri's Current Report on Form 8-K filed with the SEC on October 17, 2023.

In connection with Tapestry's pending acquisition of Capri, on April 22, 2024, the U.S. FTC filed a lawsuit in the United States District Court for the Southern District of New York against Tapestry and the Company seeking to block the Merger, claiming that the Merger would violate Section 7 of the Clayton Act and that the Merger Agreement and the Merger constitute unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act and should be enjoined. The Company believes the FTC's claims are without merit, and the Company, together with Tapestry, intend to vigorously defend the lawsuit.

Our Business

Capri Holdings Limited is a global fashion luxury group consisting of iconic, founder-led brands Versace, Jimmy Choo and Michael Kors. Our commitment to glamorous style and craftsmanship is at the heart of each of our luxury brands. We have built our reputation on designing exceptional, innovative products that cover the full spectrum of fashion luxury categories. Our strength lies in the unique DNA and heritage of each of our brands, the diversity and passion of our people and our dedication to the clients and communities we serve.

Our Versace brand has long been recognized as one of the world's leading international fashion design houses and is synonymous with Italian glamour and style. Founded in 1978 in Milan, Versace is known for its iconic and unmistakable style and unparalleled craftsmanship. Over the past several decades, the House of Versace has grown globally from its roots in haute couture, expanding into the design, manufacturing, distribution and retailing of ready-to-wear, accessories, footwear, eyewear, watches, jewelry, fragrance and home furnishings. Versace's design team is led by Donatella Versace, who has been the brand's Artistic Director for over 20 years. Versace distributes its products through a worldwide distribution network, which includes boutiques in some of the world's most fashionable cities, its e-commerce sites, as well as through the most prestigious department and specialty stores worldwide.

Our Jimmy Choo brand offers a distinctive, glamorous and fashion-forward product range, enabling it to develop into a leading global luxury accessory brand, whose core product offering is women's luxury shoes, complemented by accessories, including handbags, small leather goods, jewelry, scarves and belts, as well as men's luxury shoe and accessory business. In addition, certain categories, including fragrance and eyewear, are produced under licensing agreements. Jimmy Choo's design team is led by Sandra Choi, who has been the Creative Director for the brand since its inception in 1996. Jimmy Choo products are unique, instinctively seductive and chic. The brand offers classic and timeless luxury products, alongside innovative collections that are intended to set and lead fashion trends. Jimmy Choo is represented through its global store network, its e-commerce sites, as well as through the most prestigious department and specialty stores worldwide.

Our Michael Kors brand was launched over 40 years ago by Michael Kors, a world-renowned designer, whose vision has taken the Company from its beginnings as an American luxury sportswear house to a global accessories, ready-to-wear, and footwear company with a global distribution network that has presence in over 100 countries through Company-operated retail stores and e-commerce sites, leading department stores, specialty stores and select licensing partners. Michael Kors is a highly recognized luxury fashion brand in the Americas and Europe with growing brand awareness in other international markets. Michael Kors features distinctive designs, materials and craftsmanship that combines stylish elegance and a sporty attitude. Michael Kors offers three primary collections: the Michael Kors Collection line, the MICHAEL Michael Kors line and the Michael Kors Mens line. The Michael Kors Collection establishes the aesthetic authority of the entire brand and is carried by select retail stores, our e-commerce sites, as well as in the finest luxury department stores in the world. MICHAEL Michael

Kors has a strong focus on accessories, in addition to offering ready-to-wear and footwear. We have also been developing our men's business in recognition of the significant opportunity afforded by the Michael Kors brand's established fashion authority and the expanding men's market. Taken together, our Michael Kors collections target a broad customer base while retaining our premium luxury image.

Certain Factors Affecting Financial Condition and Results of Operations

Macroeconomic conditions and inflationary pressures. Global economic conditions and the related impact on levels of consumer spending worldwide impacted our business in Fiscal 2024, and are likely to continue to impact our business and the accessories, footwear and apparel industry overall for the foreseeable future. Inflation, rising interest rates, higher fuel and energy costs and commodity prices, reductions in net worth based on market declines and uncertainty, home prices, credit availability and consumer debt levels, concerns of a global banking crisis, political instability due to war or other geopolitical factors and other macroeconomic pressures and general uncertainty regarding the overall future economic environment have created a challenging retail environment, which is expected to continue in the near term. Purchases of discretionary luxury items, such as the accessories, footwear and apparel that we produce, tend to decline when disposable income is lower or when there are recessions, inflationary pressures or other economic uncertainty which could negatively affect our financial condition and results of operations.

COVID-19 pandemic. The COVID-19 pandemic has resulted in varying degrees of business disruption for our industry, including us, since it began at the end of Fiscal 2020. Our performance during Fiscal 2023 was adversely impacted due to lockdowns in certain regions, most notably in Greater China, as a result of an increase in infections due to variants of COVID-19. These lockdowns resulted in store closures and an overall decline in demand in the region. Government restrictions have since been lifted in the Greater China region. The COVID-19 pandemic did not have a significant impact during Fiscal 2024. We continue to monitor the latest developments regarding the COVID-19 pandemic and potential impacts on our business, operating results and outlook.

Luxury goods trends and demand for our accessories and related merchandise. Our performance is affected by trends in the luxury goods industry, global consumer spending, macroeconomic factors, overall levels of consumer travel and spending on discretionary items as well as shifts in demographics and changes in lifestyle preferences. Through 2019, the personal luxury goods market grew at a mid-single digit rate over the past 20 years, with more recent growth driven by stronger Chinese demand from both international and local consumers and demographic and socioeconomic shifts resulting in younger consumers purchasing more luxury goods. However, in 2020, due to the impact of the COVID-19 crisis, the personal luxury goods market declined 23%. In 2023, the global personal luxury goods market grew 8% and is predicted to increase at a 6-7% compound annual growth rate between 2023 and 2030. Future growth is expected to be driven by e-commerce, Chinese consumers and younger generations; however, growth may be limited by concerns over inflation, the possibility of a global recession, foreign currency volatility or worsening economic conditions.

Foreign currency fluctuation. Our consolidated operations are impacted by the relationships between our reporting currency, the United States dollar, and those of our non-United States subsidiaries whose functional/local currency is other than the United States dollar, primarily the Euro, the British Pound, the Chinese Renminbi, the Japanese Yen, the Korean Won and the Canadian dollar, among others. We continue to expect volatility in the global foreign currency exchange rates, which may have a negative impact on the reported results of certain of our non-United States subsidiaries in the future, when translated to the United States dollar.

Disruptions or delays in shipping and distribution and other supply chain constraints. Any disruptions in our shipping and distribution network, including port congestion, vessel availability, container shortages and temporary factory closures, could have a negative impact on our results of operations. See Item 1A. "Risk Factors" — "We primarily use foreign manufacturing contractors and independent third-party agents to source our finished goods" and "Our business is subject to risks inherent in global sourcing activities, including disruptions or delays in manufacturing or shipments" for additional discussion.

Costs of manufacturing, tariffs and import regulations. Our industry is subject to volatility in costs related to certain raw materials used in the manufacturing of our products. This volatility applies primarily to costs driven by commodity prices, which can increase or decrease dramatically over a short period of time. In addition, our costs may be impacted by sanction tariffs imposed on our products due to changes in trade terms. We rely on free trade agreements and other supply chain initiatives in order to maximize efficiencies relating to product importation. We are also subject to government import regulations, including CBP withhold release orders. The imposition of taxes, duties and quotas, the withdrawal from or material modification to trade agreements and/or if CBP detains shipments of our goods pursuant to a withhold release order could have a material adverse effect on our business, results of operations and financial condition. If additional tariffs or trade restrictions are implemented by the United States or other countries, the cost of our products could increase which could adversely affect our business. In addition, commodity prices and tariffs may have an impact on our revenues, results of operations and cash flows. We use commercially reasonable efforts to mitigate these effects by sourcing our products as efficiently as possible and diversifying the countries where we produce. In addition, manufacturing labor costs are also subject to degrees of volatility based on local and global economic conditions. We use commercially reasonable efforts to source from localities that suit our manufacturing standards and result in more favorable labor driven costs of our product.

Implementing and updating information technology systems. During Fiscal 2024, we began implementing a new state of the art e-commerce platform across our brands which is expected to continue through Fiscal 2025. While the new platform is designed to improve the user experience and enhance consumer engagement, the transition created unanticipated challenges which have negatively impacted our results of operations. The continued implementation of this platform may also negatively impact our future results of operations. See Item 1A — "Risk Factors" — "A material delay or disruption in our information technology systems or e-commerce websites or our failure or inability to upgrade our information technology systems precisely and efficiently could have a material adverse effect on our business, results of operations and financial condition" for additional discussion.

Segment Information

We operate in three reportable segments, which are as follows:

Versace

We generate revenue through the sale of Versace luxury accessories, ready-to-wear and footwear through directly operated Versace boutiques throughout North America (United States and Canada), certain parts of EMEA (Europe, Middle East and Africa) and certain parts of Asia (Asia and Oceania), as well as through Versace outlet stores and e-commerce sites. In addition, revenue is generated through wholesale sales to distribution partners (including geographic licensing arrangements), multi-brand department stores and specialty stores worldwide, as well as through product license agreements in connection with the manufacturing and sale of products, including jeans, fragrances, watches, jewelry, eyewear and home furnishings.

Jimmy Choo

We generate revenue through the sale of Jimmy Choo luxury goods through directly operated Jimmy Choo retail and outlet stores throughout the Americas (United States, Canada and Latin America), certain parts of EMEA and certain parts of Asia, through our e-commerce sites, as well as through wholesale sales of luxury goods to distribution partners (including geographic licensing arrangements that allow third-parties to use the Jimmy Choo tradename in connection with retail and/or wholesale sales of Jimmy Choo branded products in specific geographic regions), multi-brand department stores and specialty stores worldwide. In addition, revenue is generated through product licensing agreements, which allow third-parties to use the Jimmy Choo brand name and trademarks in connection with the manufacturing and sale of products, including fragrances and eyewear.

Michael Kors

We generate revenue through the sale of Michael Kors products through four primary Michael Kors retail store formats: "Collection" stores, "Lifestyle" stores (including concessions), outlet stores and e-commerce, through which we sell our products, as well as licensed products bearing our name, directly to consumers throughout the Americas, certain parts of EMEA and certain parts of Asia. Our Michael Kors e-commerce business includes e-commerce sites in the United States, Canada, EMEA and Asia. We also sell Michael Kors products directly to department stores, primarily located across the Americas and EMEA, to specialty stores and travel retail shops in the Americas, Europe and Asia, and to our geographic licensees in certain parts of EMEA, Asia and Brazil. In addition, revenue is generated through product and geographic licensing arrangements, which allow third-parties to use the Michael Kors brand name and trademarks in connection with the manufacturing and sale of products, including watches, jewelry, fragrances and eyewear, as well as through geographic licensing arrangements, which allow third-parties to use the Michael Kors tradename in connection with the retail and/or wholesale sales of our Michael Kors branded products in specific geographic regions.

Unallocated Corporate Expenses

In addition to the reportable segments discussed above, we have certain corporate costs that are not directly attributable to our brands and, therefore, are not allocated to segments. Such costs primarily include certain administrative, corporate occupancy, shared service and information systems expenses, including system implementation costs and Capri transformation program costs. In addition, certain other costs are not allocated to segments, including Merger related costs, impairment charges, the impact of the war in Ukraine, restructuring and other expenses and COVID-19 related expenses. The segment structure is consistent with how our chief operating decision maker plans and allocates resources, manages the business and assesses performance. The following table presents our total revenue and (loss) income from operations by segment for Fiscal 2024, Fiscal 2023 and Fiscal 2022 (in millions):

		Fiscal Years Ended				
		March 30, 2024		April 1, 2023		April 2, 2022
Total revenue:						
Versace	$	1,030	$	1,106	$	1,088
Jimmy Choo		618		633		613
Michael Kors		3,522		3,880		3,953
Total revenue	$	5,170	$	5,619	$	5,654
Income from operations:						
Versace	$	25	$	152	$	185
Jimmy Choo		3		38		13
Michael Kors		634		868		1,005
Total segment income from operations		662		1,058		1,203
Less: Corporate expenses		(275)		(233)		(190)
Impairment of assets [1]		(575)		(142)		(73)
Merger related costs		(20)		—		—
COVID-19 related charges [2]		—		9		14
Impact of war in Ukraine [3]		—		3		(9)
Restructuring and other expense[4]		(33)		(16)		(42)
Total (loss) income from operations	$	(241)	$	679	$	903

[1]   Impairment of assets during Fiscal 2024 includes $283 million, $267 million and $25 million of impairment charges related to the Versace, Jimmy Choo and Michael Kors reportable segments, respectively. Impairment of assets during Fiscal 2023 includes $110 million, $30 million and $2 million of impairment charges related to the Jimmy Choo, Michael Kors and Versace reportable segments, respectively. Impairment of assets during Fiscal 2022 includes $50 million, $19 million and $4 million of impairment charges related to the Michael Kors, Versace and Jimmy Choo reportable segments, respectively.

[2]   COVID-19 related charges during Fiscal 2023 primarily include net inventory credits of $9 million. COVID-19 related charges during Fiscal 2022 primarily include net inventory credits and severance expense of $16 million and $2 million, respectively. Inventory related costs are recorded within costs of goods sold and severance expense and credit losses are recorded within selling, general and administrative expenses in the consolidated statements of operations and comprehensive (loss) income.

[3]   These charges primarily relate to incremental credit losses and inventory reserves which are a direct impact of the war in Ukraine. Credit losses are recorded within selling, general and administrative expenses and inventory related costs are recorded within costs of goods sold in the consolidated statements of operations and comprehensive (loss) income.

[4]   See Note 11 for details on the Company's restructuring program.

The following table presents our global network of retail stores:

	As of		
	March 30, 2024	April 1, 2023	April 2, 2022
Number of full price retail stores (including concessions):			
Versace	174	160	149
Jimmy Choo	177	182	181
Michael Kors	461	508	524
	812	850	854
Number of outlet stores:			
Versace	62	63	60
Jimmy Choo	57	55	56
Michael Kors	308	304	301
	427	422	417
Total number of retail stores	1,239	1,272	1,271

The following table presents our retail stores by geographic location:

	As of March 30, 2024			As of April 1, 2023		
	Versace	Jimmy Choo	Michael Kors	Versace	Jimmy Choo	Michael Kors
Store count by region:						
The Americas	45	43	293	42	43	319
EMEA	60	68	156	58	70	173
Asia	131	123	320	123	124	320
	236	234	769	223	237	812

Key Performance Indicators and Statistics

We use a number of key indicators of operating results to evaluate our performance, including the following (dollars in millions):

	Fiscal Years Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Total revenue	$ 5,170	$ 5,619	$ 5,654
Gross profit as a percent of total revenue	64.6 %	66.3 %	66.2 %
(Loss) income from operations	$ (241)	$ 679	$ 903
(Loss) income from operations as a percent of total revenue	(4.7)%	12.1 %	16.0 %

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Critical accounting policies are those that are the most important to the portrayal of our results of operations and financial condition and that require our most difficult, subjective and complex judgments to make estimates about the effect of matters that are inherently uncertain. In applying such policies, we must use certain assumptions that are based on our informed judgments, assessments of probability and best estimates. Estimates, by their nature, are subjective and are based on analysis of available information, including current and historical factors and the experience and judgment of management. We evaluate our assumptions and estimates on an ongoing basis. While our significant accounting policies are detailed in Note 3 to the accompanying financial statements, our critical accounting policies are discussed below and include revenue recognition, inventories, long-lived assets, goodwill and other indefinite-lived intangible assets, share-based compensation, derivatives and income taxes.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to our customers in an amount that reflects the consideration we expect to be entitled to in exchange for goods or services. We recognize retail store revenue when control of the product is transferred at the point of sale at our owned stores, including concessions. Revenue from sales through our e-commerce sites is recognized at the time of delivery to the customer, reduced by an estimate of returns. Wholesale revenue is recognized net of estimates for sales returns, discounts, markdowns and allowances, after merchandise is shipped and control of the underlying product is transferred to our wholesale customers. To arrive at net sales for retail, gross sales are reduced by actual customer returns, as well as by a provision for estimated future customer returns, which is based on management's review of historical and current customer returns. The amounts reserved for retail sales returns were $18 million, $22 million and $22 million at March 30, 2024, April 1, 2023 and April 2, 2022, respectively. Net sales for wholesale equals gross sales, reduced by provisions for estimated future returns based on current expectations, as well as trade discounts, markdowns, allowances, operational chargebacks, and certain cooperative selling expenses. Total sales reserves for wholesale were $61 million, $73 million and $70 million at March 30, 2024, April 1, 2023 and April 2, 2022, respectively. These estimates are based on such factors as historical trends, actual and forecasted performance and market conditions, which are reviewed by management on a quarterly basis. Our historical estimates of these costs were not materially different from actual results.

Royalty revenue generated from product licenses, which includes contributions for advertising, is based on reported sales of licensed products bearing our tradenames at rates specified in the license agreements. These agreements are also subject to contractual minimum levels. Royalty revenue generated by geographic licensing agreements is recognized as it is earned under the licensing agreements based on reported sales of licensees applicable to specified periods, as outlined in the agreements. These agreements allow for the use of our tradenames to sell our branded products in specific geographic regions.

Inventories

Our inventory costs include amounts paid to independent manufacturers, plus duties and freight to bring the goods to the Company's warehouses, as well as shipments to stores. The combined total of raw materials and work in process recorded on our consolidated balance sheets as of March 30, 2024 and April 1, 2023 were $45 million and $47 million, respectively. We continuously evaluate the composition of our inventory and make adjustments when the cost of inventory is not expected to be fully recoverable. The net realizable value of our inventory is estimated based on historical experience, current and forecasted demand and market conditions. In addition, reserves for inventory losses are estimated based on historical experience and inventory counts. Our inventory reserves are estimates, which could vary significantly from actual results if future economic conditions, customer demand or competition differ from expectations. Our historical estimates of these adjustments have not differed materially from actual results.

Long-lived Assets

We evaluate all long-lived assets, including operating lease right-of-use assets, property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. For the purposes of impairment testing, we group long-lived assets at the lowest level of identifiable cash flow. Our leasehold improvements are typically amortized over the life of the store lease, including reasonably assured renewals and our shop-in-shops are amortized over a useful life of three to five years. Our impairment testing is based on our best estimate of the future operating cash flows. If the sum of our estimated undiscounted future cash flows associated with the asset is less than the asset's carrying value, we would recognize an impairment charge, which is measured as the amount by which the carrying value exceeds the fair value of the asset. The fair values determined by management require significant judgment and include certain assumptions regarding future sales and expense growth rates, discount rates and estimates of real estate market fair values. As such, these estimates may differ from actual results and are affected by future market and economic conditions.

During Fiscal 2024, Fiscal 2023 and Fiscal 2022, we recorded impairment charges of $88 million, $36 million and $83 million, respectively, which were primarily related to operating lease right-of-use assets and fixed assets of our retail store locations. Please refer to Note 8 and Note 14 of the accompanying consolidated financial statements for additional information.

Goodwill and Other Indefinite-lived Intangible Assets

We record intangible assets based on their fair value on the date of acquisition. Goodwill is recorded as the difference between the fair value of the purchase consideration and the fair value of the net identifiable tangible and intangible assets acquired. The brand intangible assets recorded in connection with the acquisitions of Versace and Jimmy Choo were determined to be indefinite-lived intangible assets, which are not subject to amortization. We perform an impairment assessment of goodwill, as well as the Versace brand and Jimmy Choo brand intangible assets on an annual basis, or whenever impairment indicators exist. In the absence of any impairment indicators, goodwill, the Versace brand and the Jimmy Choo brand are assessed for impairment during the fourth quarter of each fiscal year. Judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business.

We may assess our goodwill and our brand indefinite-lived intangible assets for impairment initially using a qualitative approach to determine whether it is more likely than not that the fair value of these assets is greater than their carrying value. When performing a qualitative test, we assess various factors including industry and market conditions, macroeconomic conditions and performance of our businesses. If the results of the qualitative assessment indicate that it is more likely than not that our goodwill and other indefinite-lived intangible assets are impaired, a quantitative impairment analysis is performed to determine if impairment is required. We may also elect to perform a quantitative analysis of goodwill and our indefinite-lived intangible assets initially rather than using a qualitative approach.

The impairment testing for goodwill is performed at the reporting unit level. We use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, we engage independent third-party valuation specialists for assistance. To determine the fair value of a reporting unit, we use a combination of the income and market approaches, when applicable. We believe the blended use of both models, when applicable, compensates for the inherent risk associated with either model if used on a stand-alone basis, and this combination is indicative of the factors a market participant would consider when performing a similar valuation. If the fair value of a reporting unit exceeds the related carrying value, the reporting unit's goodwill is considered not to be impaired and no further testing is performed. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is recorded for the difference. These valuations are affected by certain estimates, including future revenue growth rates, future operating expense growth rates, gross margins, discount rates and market multiples. Future events could cause us to conclude that impairment indicators exist and goodwill may be impaired.

When performing a quantitative impairment assessment of our brand intangible assets, the fair value of the Versace and the Jimmy Choo brands is estimated using a discounted cash flow analysis based on the "relief from royalty" method, assuming that a third-party would be willing to pay a royalty in lieu of ownership for this intangible asset. This approach is dependent on many factors, including estimates of future revenue growth rates, royalty rates and discount rates. Actual future results may differ from these estimates. An impairment loss is recognized when the estimated fair value of the brand intangible assets is less than its carrying amount.

During the fourth quarter of Fiscal 2024, we performed our annual goodwill and indefinite-lived intangible assets impairment analysis. Based on a qualitative impairment assessment of the Michael Kors reporting units, we concluded that it is more likely than not that the fair value of the Michael Kors reporting units exceeded its carrying value and, therefore, was not impaired. We elected to perform quantitative impairment analyses for the Versace and Jimmy Choo reporting units, using a combination of income and market approaches to estimate the fair values of reporting units. We also elected to perform a quantitative impairment analysis for the Versace and Jimmy Choo brand intangible assets using an income approach to estimate the fair values.

Based on the results of these assessments, we determined there was no impairment for the Jimmy Choo Licensing reporting unit goodwill as the fair value was significantly higher than the related carrying value. Further, we concluded that the fair value of the Jimmy Choo Retail and Wholesale reporting unit goodwill and Retail and Wholesale brand indefinite-lived intangible assets did not exceed their related carrying amounts and we recorded impairment. These impairment charges were primarily related to a decline in revenue expectations driven by a softening demand globally for fashion luxury goods. Accordingly, we recorded goodwill impairment charges of $192 million related to the Jimmy Choo Retail and Wholesale reporting units. The Jimmy Choo Retail reporting unit's goodwill balance was fully impaired and the Jimmy Choo Wholesale reporting unit had a remaining goodwill balance of $81 million. We also recorded impairment charges of $70 million related to the Jimmy Choo Retail and Wholesale brand intangible assets that have remaining balances of $152 million and $63 million, respectively. The impairment charges were recorded within impairment of assets on our consolidated statement of operations and comprehensive (loss) income for the fiscal year ended March 30, 2024.

Further, based on the results of these assessments, we determined that there was no impairment for the Versace Retail and Licensing reporting units as the fair values of these reporting units significantly exceeded the related carrying amounts. There was also no impairment for the Versace Wholesale reporting unit as its fair value was approximately 3% higher than its carrying value which has a goodwill balance of $284 million. Additionally, the fair value of the Versace Retail and Wholesale brand indefinite-lived intangible assets did not exceed their related carrying amounts. These impairment charges were primarily related to a slowdown in revenue driven by softening demand globally for fashion luxury goods. During Fiscal 2024, we recorded $227 million related to the Versace Retail and Wholesale brand intangible assets that have remaining balances of $507 million and $162 million, respectively. The impairment charges were recorded within impairment of assets on our consolidated statements of operations and comprehensive (loss) income for the fiscal year ended March 30, 2024.

In Fiscal 2023, we recorded impairment charges of $82 million related to the Jimmy Choo Retail and Wholesale reporting units goodwill and $24 million related to the Jimmy Choo Retail brand intangible assets. The impairment charges were recorded within impairment of assets on our consolidated statements of operations and comprehensive (loss) income for the fiscal year ended April 1, 2023. In Fiscal 2022, the Company did not incur any impairment charges. See Note 9 to the accompanying financial statements for information relating to the annual impairment analysis performed during the fourth quarters of Fiscal 2024, Fiscal 2023 and Fiscal 2022.

It is possible that our conclusions regarding impairment or recoverability of goodwill or other indefinite intangible assets could change in future periods if, for example, (i) our businesses do not perform as projected, (ii) overall economic conditions in future years vary from current assumptions, (iii) business conditions or strategies change from our current assumptions, (iv) discount rates change, (v) market multiples change or (vi) the identification of our reporting units change, among other factors. Such changes could result in a future impairment charge of goodwill or other indefinite intangible assets.

Share-based Compensation

We grant share-based awards to certain of our employees and directors. The grant date fair value of share options is calculated using the Black-Scholes option pricing model, which requires us to use subjective assumptions. The closing market price at the grant date is used to determine the grant date fair value of restricted stock units ("RSUs") and performance-based RSUs. These values are recognized as expense over the requisite service period, net of estimated forfeitures, based on expected attainment of pre-established performance goals for performance grants, or the passage of time for those grants which have only time-based vesting requirements. Compensation expense for performance-based RSUs is recognized over the employees' requisite service period when attainment of the performance goals is deemed probable, which involves judgment as to achievement of certain performance metrics.

We use our own historical experience in determining the expected holding period and volatility of our time-based share option awards. Determining the grant date fair value of share-based awards requires considerable judgment, including estimating expected volatility, expected term, risk-free rate and forfeitures. If factors change and we employ different assumptions, the fair value of future awards and resulting share-based compensation expense may differ significantly from what we have estimated in the past.

Derivative Financial Instruments

Forward Foreign Currency Exchange Contracts

We use forward foreign currency exchange contracts to manage our exposure to fluctuations in foreign currency for certain transactions. We, in our normal course of business, enter into transactions with foreign suppliers and seek to minimize risks related to these transactions. We employ these contracts to hedge our cash flows, as they relate to foreign currency transactions. Certain of these contracts are designated as hedges for accounting purposes, while others remain undesignated. All of our derivative instruments are recorded in our consolidated balance sheets at fair value on a gross basis, regardless of their hedge designation.

We designate certain contracts related to the purchase of inventory that qualify for hedge accounting as cash flow hedges. Formal hedge documentation is prepared for all derivative instruments designated as hedges, including a description of the hedged item and the hedging instrument and the risk being hedged. The changes in the fair value for contracts designated as cash flow hedges is recorded in equity as a component of accumulated other comprehensive income until the hedged item affects earnings. When the inventory related to forecasted inventory purchases that are being hedged is sold to a third-party, the gains or losses deferred in accumulated other comprehensive income are recognized within cost of goods sold. The Company uses regression analysis to assess effectiveness of derivative instruments that are designated as hedges, which compares the change in the fair value of the derivative instrument to the change in the related hedged item. If the hedge is no longer expected to be highly effective in the future, future changes in the fair value are recognized in earnings. For those contracts that are not designated as hedges, changes in the fair value are recorded to foreign currency loss in our consolidated statements of operations and comprehensive (loss) income. We classify cash flows relating to our forward foreign currency exchange contracts related to purchases of inventory consistently with the classification of the hedged item within cash flows from operating activities.

We are exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. In order to mitigate counterparty credit risk, we only enter into contracts with carefully selected financial institutions based upon their credit ratings and certain other financial factors, adhering to established limits for credit exposure. The aforementioned forward contracts generally have a term of no more than 12 months. The period of these contracts is directly related to the foreign transaction they are intended to hedge.

Net Investment Hedges

We also use cross currency swap agreements to hedge our net investments in foreign operations against future volatility in the exchange rates between different currencies. We have elected the spot method of designating these contracts under ASU 2017-12, *"Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities",* and have designated these contracts as net investment hedges. The net gain or loss on the net investment hedge is reported within foreign currency translation gains and losses ("CTA"), as a component of accumulated other comprehensive income on our consolidated balance sheets. Interest accruals and coupon payments are recognized directly in interest expense (income), net, in our consolidated statements of operations and comprehensive (loss) income. Upon discontinuation of a hedge, all previously recognized amounts remain in CTA until the net investment is sold or liquidated.

We are exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. In order to mitigate counterparty credit risk, we only enter into contracts with carefully selected financial institutions based upon their credit ratings and certain other financial factors, adhering to established limits for credit exposure.

During the first quarter of Fiscal 2024, we entered into multiple fixed-to-fixed cross-currency swap agreements with aggregate notional amounts of $2.5 billion to hedge our net investment in Swiss Franc ("CHF") denominated subsidiaries. During the third quarter of Fiscal 2024, we modified these fixed-to-fixed cross-currency swap agreements with aggregate notional amounts of $2.5 billion to utilize additional CHF capacity and further hedge our investment in CHF denominated subsidiaries. Under the terms of these contracts, we will exchange semi-annual fixed rate payments on United States Dollar notional amounts for fixed rate payments of 0.0%. The increase in interest received from the CHF notional amounts will be offset by interest expense related to the financing component of this modification. These contracts have maturity dates between

September 2024 and June 2028 and are designated as net investment hedges. As of March 30, 2024, we had $2.5 billion of hedges outstanding related to our net investment in CHF denominated subsidiaries.

During the first quarter of Fiscal 2024, we entered into multiple float-to-float cross-currency swap agreements with aggregate notional amounts of $1 billion to hedge its net investment in Euro denominated subsidiaries. We will exchange Euro floating rate payments based on EURIBOR for the United States dollar floating rate amounts based on SOFR CME Term over the life of the agreement. The fixed rate component of semi-annual Euro payments range from 1.149% to 1.215%. These contracts have maturity dates between May 2028 and August 2030 and are designated as net investment hedges. As of March 30, 2024, we had $1 billion float-to-float cross-currency hedges outstanding related to its net investment in Euro denominated subsidiaries.

During the first quarter of Fiscal 2024, we entered into multiple fixed-to-fixed cross-currency swap agreements with an aggregate notional amount of $350 million to hedge its net investment in Euro denominated subsidiaries. Under the terms of these contracts, we will exchange the semi-annual fixed rate payments on United States Dollar notional amounts for fixed rate payments of 0.0% in Euro. These contracts have maturity dates between January 2027 and April 2027 and have been designated as net investment hedges. As of March 30, 2024, we had $350 million of fixed-to-fixed cross-currency hedges outstanding related to its net investment in Euro denominated subsidiaries.

As of April 1, 2023, we had €1 billion of hedges outstanding to hedge its net investment in British Pound ("GBP") denominated subsidiaries (the "GBP/EUR Net Investment Hedges"). During the first quarter of Fiscal 2024, we entered into an additional fixed-to-fixed cross-currency swap agreement with an aggregate notional amount of €150 million GBP/EUR Net Investment Hedges. During the fourth quarter of Fiscal 2024, we terminated all of its GBP/EUR Net Investment Hedges of €1.150 billion ($1.241 billion). We received $24 million in cash during the fourth quarter of Fiscal 2024 as a result of the termination of these swaps .

As of April 1, 2023, we had $294 million of hedges outstanding to hedge its net investment in Japanese Yen denominated subsidiaries (the "JPY Hedges"). During the fourth quarter of Fiscal 2024, we terminated all of its JPY Hedges of $294 million. The termination of these swaps resulted in us receiving $6 million in cash during the fourth quarter of Fiscal 2024.

When a cross-currency swap is used as a hedging instrument in a net investment hedge assessed under the spot method, the cross-currency basis spread is excluded from the assessment of hedge effectiveness and is recognized as a reduction in interest expense (income) in we consolidated statements of operations and comprehensive (loss) income. Accordingly, we recorded interest income of $95 million, $38 million and $63 million, respectively, during Fiscal 2024, Fiscal 2023 and Fiscal 2022.

The net gain or loss on net investment hedges are reported within CTA as a component of accumulated other comprehensive income on our consolidated balance sheets. Upon discontinuation of the hedge, such amounts remain in CTA until the related net investment is sold or liquidated.

Fair Value Hedges

We are exposed to transaction risk from foreign currency exchange rate fluctuations with respect to various cross-currency intercompany loans which will impact earnings on a consolidated basis. To manage the foreign currency exchange rate risk related to these balances, we had previously entered into fair value cross-currency swap agreements to hedge its exposure in GBP denominated subsidiaries (the "GBP Fair Value Hedge") on Euro denominated intercompany loans. As of April 1, 2023, we had €1 billion of GBP Fair Value Hedge on Euro denominated intercompany loans. During the fourth quarter of Fiscal 2024, we terminated the GBP Fair Value Hedge of €1 billion ($1.093 billion). The terminations of these swaps resulted in us receiving $25 million in cash during the fourth quarter of Fiscal 2024.

When a cross-currency swap is designated as a fair value hedge and qualifies as highly effective, the fair value hedge will be recorded at fair value each period on the our consolidated balance sheets, with the difference resulting from the changes in the spot rate recognized in foreign currency loss on our consolidated statements of operations and comprehensive (loss) income, which will offset the earnings impact of the underlying transaction being hedged. If the fair value hedge is terminated and the underlying intercompany loans are fully paid back, the accumulated other comprehensive income ("AOCI") remaining from the hedge at the time of termination will be reclassified to foreign currency loss on our consolidated statements of operations and comprehensive (loss) income. Upon the settlement of the Euro denominated intercompany loans during the fourth quarter of Fiscal 2024, we released the AOCI amount related to GBP Fair value Hedge and recognized a $14 million foreign currency loss on our consolidated statements of operations and comprehensive (loss) income. We recorded a foreign currency gain of $28 million and $4 million during Fiscal 2024 and Fiscal 2023, respectively.

Income Taxes

Deferred income tax assets and liabilities reflect temporary differences between the tax basis and financial reporting basis of our assets and liabilities and are determined using the tax rates and laws in effect for the periods in which the differences are expected to reverse. We periodically assess the realizability of deferred tax assets and the adequacy of deferred tax liabilities, based on the results of local, state, federal or foreign statutory tax audits or our own estimates and judgments.

Realization of deferred tax assets associated with net operating loss and tax credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration in the applicable tax jurisdiction. We periodically review the recoverability of our deferred tax assets and provide valuation allowances as deemed necessary to reduce deferred tax assets to amounts that more-likely-than-not will be realized. This determination involves considerable judgment and our management considers many factors when assessing the likelihood of future realization of deferred tax assets, including recent earnings results within various taxing jurisdictions, expectations of future taxable income, the carryforward periods remaining and other factors. Changes in the required valuation allowance are recorded in income in the period such determination is made. Deferred tax assets could be reduced in the future if our estimates of taxable income during the carryforward period are significantly reduced or alternative tax strategies are no longer viable.

We recognize the impact of an uncertain income tax position taken on our income tax returns at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. The effect of an uncertain income tax position will not be taken into account if the position has less than a 50% likelihood of being sustained. Our tax positions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments to those positions. We record interest and penalties payable to relevant tax authorities as income tax expense.

New Accounting Pronouncements

Please refer to Note 3 to the accompanying consolidated financial statements for detailed information relating to recently adopted and recently issued accounting pronouncements and the associated impacts.

Results of Operations

A discussion regarding our results of operations for Fiscal 2024 compared to Fiscal 2023 is presented below. A discussion regarding our results of operations for Fiscal 2023 compared to Fiscal 2022 can be found under Item 7 in our Annual Report on Form 10-K for the year ended April 1, 2023, filed with the SEC on May 31, 2023, which is available on the SEC's website at www.sec.gov and our investor website at www.capriholdings.com.

Comparison of Fiscal 2024 with Fiscal 2023

The following table details the results of our operations for Fiscal 2024 and Fiscal 2023 and expresses the relationship of certain line items to total revenue as a percentage (dollars in millions):

	Fiscal Years Ended				% of Total Revenue for Fiscal Year Ended	
	March 30, 2024	April 1, 2023	$ Change	% Change	March 30, 2024	April 1, 2023
Statements of Operations Data:						
Total revenue	$ 5,170	$ 5,619	$ (449)	(8.0)%		
Cost of goods sold	1,831	1,895	(64)	(3.4)%	35.4 %	33.7 %
Gross profit	3,339	3,724	(385)	(10.3)%	64.6 %	66.3 %
Selling, general and administrative expenses	2,784	2,708	76	2.8 %	53.8 %	48.2 %
Depreciation and amortization	188	179	9	5.0 %	3.6 %	3.2 %
Impairment of assets	575	142	433	NM	11.1 %	2.5 %
Restructuring and other expense	33	16	17	NM	0.6 %	0.3 %
Total operating expenses	3,580	3,045	535	17.6 %	69.2 %	54.2 %
(Loss) income from operations	(241)	679	(920)	NM	(4.7)%	12.1 %
Other income, net	(1)	(3)	2	66.7 %	— %	(0.1)%
Interest expense, net	6	24	(18)	(75.0)%	0.1 %	0.4 %
Foreign currency loss	37	10	27	NM	0.7 %	0.2 %
(Loss) income before (benefit) provision for income taxes	(283)	648	(931)	NM	(5.5)%	11.5 %
(Benefit) provision for income taxes	(54)	29	(83)	NM	(1.0)%	0.5 %
Net (loss) income	(229)	619	(848)	NM		
Less: Net income attributable to noncontrolling interests	—	3	(3)	NM		
Net (loss) income attributable to Capri	$ (229)	$ 616	$ (845)	NM		

NM   Not meaningful

Total Revenue

Total revenue decreased $449 million, or 8.0%, to $5.170 billion for Fiscal 2024, compared to $5.619 billion for Fiscal 2023, which included net favorable foreign currency effects of $24 million as a result of the weakening of the United States dollar against the Euro partially offset by the strengthening of the United States dollar compared to the Chinese Renminbi and Japanese Yen in Fiscal 2024, as compared to Fiscal 2023. On a constant currency basis, our total revenue decreased $473 million, or 8.4%. The decrease is primarily attributable to lower revenues in the Americas for each of our brands.

(in millions)	Fiscal Years Ended		$ Change	% Change	
	March 30, 2024	April 1, 2023		As Reported	Constant Currency
Versace	$ 1,030	$ 1,106	$ (76)	(6.9)%	(7.9)%
Jimmy Choo	618	633	(15)	(2.4)%	(3.0)%
Michael Kors	3,522	3,880	(358)	(9.2)%	(9.5)%
Total revenue	$ 5,170	$ 5,619	$ (449)	(8.0)%	(8.4)%

- *Versace* revenues decreased $76 million, or 6.9%, to $1.030 billion during Fiscal 2024, compared to $1.106 billion for Fiscal 2023, which included favorable foreign currency effects of $11 million. On a constant currency basis, revenue decreased $87 million, or 7.9%, primarily attributable to lower revenues in the Americas and EMEA, partially offset by higher revenues in Asia.

- *Jimmy Choo* revenues decreased $15 million, or 2.4%, to $618 million during Fiscal 2024, compared to $633 million for Fiscal 2023, which included favorable foreign currency effects of $4 million. On a constant currency basis, revenue decreased $19 million, or 3.0%, primarily attributable to lower revenues in the Americas, partially offset by increased revenue in EMEA.

- *Michael Kors* revenues decreased $358 million, or 9.2%, to $3.522 billion during Fiscal 2024, compared to $3.880 billion for Fiscal 2023, which included favorable foreign currency effects of $9 million. On a constant currency basis, revenue decreased $367 million, or 9.5%, primarily due to lower revenues in the Americas.

Gross Profit

Gross profit decreased $385 million, or 10.3%, to $3.339 billion during Fiscal 2024, compared to $3.724 billion for Fiscal 2023, which included net favorable foreign currency effects of $35 million. Gross profit as a percentage of total revenue decreased 170 basis points to 64.6% during Fiscal 2024, compared to 66.3% during Fiscal 2023. The decrease in gross profit margin was primarily attributable to lower full price sell-through, partially offset by lower supply chain costs.

Total Operating Expenses

Total operating expenses increased $535 million, or 17.6%, to $3.580 billion during Fiscal 2024, compared to $3.045 billion for Fiscal 2023. Our operating expenses included a net unfavorable foreign currency impact of approximately $53 million. Total operating expenses as a percentage of total revenue increased to 69.2% in Fiscal 2024, compared to 54.2% in Fiscal 2023. The components that comprise total operating expenses are detailed below.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $76 million, or 2.8%, to $2.784 billion during Fiscal 2024, compared to $2.708 billion for Fiscal 2023. As a percentage of total revenue, selling, general and administrative expenses increased to 53.8% during Fiscal 2024, compared to 48.2% for Fiscal 2023, primarily due to increased retail store costs, marketing investments, unallocated corporate expenses along with deleveraging of operating expenses on lower revenue for Fiscal 2024.

Unallocated corporate expenses, which are included within selling, general and administrative expenses discussed above, but are not directly attributable to a reportable segment, increased $42 million, or 18.0%, to $275 million for Fiscal 2024, compared to $233 million for Fiscal 2023, primarily due to significant transformation costs for projects which are largely complete.

Depreciation and Amortization

Depreciation and amortization increased $9 million, or 5.0%, to $188 million during Fiscal 2024, compared to $179 million for Fiscal 2023. Depreciation and amortization increased to 3.6% as a percentage of total revenue during Fiscal 2024, compared to 3.2% for Fiscal 2023. The increase in depreciation and amortization expense was primarily attributable to higher depreciation due to information technology assets associated with Capri transformation projects which are now in service.

Impairment of Assets

During Fiscal 2024, we recognized asset impairment charges of $575 million, primarily related to the impairment of the Jimmy Choo Retail and Wholesale reporting units' goodwill and Versace and Jimmy Choo brand intangible assets of $489 million, as well as the impairment of certain operating lease right-of-use assets of $77 million. During Fiscal 2023, we recognized asset impairment charges of approximately $142 million, primarily related to the impairment of the Jimmy Choo Retail and Wholesale reporting units' goodwill and Jimmy Choo brand intangible assets, as well as the impairment of certain operating lease right-of-use assets (see Note 14 to the accompanying consolidated financial statements for additional information).

Restructuring and Other Expense

During Fiscal 2024, we recognized restructuring and other expense of $33 million, primarily relating to severance costs in connection with the Global Optimization Plan and equity awards associated with the acquisition of Versace partially offset by a $10 million gain on the sale of a long-lived corporate asset (see Note 11 to the accompanying consolidated financial statements for additional information).

As part of the Global Optimization Plan, we anticipate global headcount reductions and the closure of approximately 100 of our retail stores over the next 18 months. We expect this initiative to generate annualized cost savings of approximately $80 million to $90 million. We also expect to record estimated one-time restructuring charges of approximately $30 million to $40 million, of which approximately $30 million to $35 million will be cash charges related to organizational efficiency initiatives, which consist primarily of severance and employee-related costs. We anticipate that up to $5 million of the restructuring charges will be related to lease termination and other store closure costs.

During Fiscal 2023, we recognized restructuring and other expense of $16 million, primarily relating to equity awards associated with the acquisition of Versace.

(Loss) Income from Operations

As a result of the foregoing, loss from operations was $241 million during Fiscal 2024, compared to income from operations of $679 million for Fiscal 2023. (Loss) income from operations as a percentage of total revenue was a loss of 4.7% in Fiscal 2024, compared to income of 12.1% in Fiscal 2023. See *Segment Information* above for a reconciliation of our segment operating income to total operating income.

(in millions)		Fiscal Years Ended						
		March 30, 2024		April 1, 2023		$ Change		% Change
Income from operations:								
Versace	$	25	$	152	$	(127)		(83.6)%
Jimmy Choo		3		38		(35)		(92.1)%
Michael Kors		634		868		(234)		(27.0)%
Total income from operations	$	662	$	1,058	$	(396)		(37.4)%
Operating Margin:								
Versace		2.4 %		13.7 %				
Jimmy Choo		0.5 %		6.0 %				
Michael Kors		18.0 %		22.4 %				

- Versace recorded income from operations of $25 million for Fiscal 2024, compared to $152 million for Fiscal 2023. Operating margin decreased from 13.7% for Fiscal 2023, to 2.4% for Fiscal 2024, primarily due to increased retail store costs, increased marketing investments, deleveraging of operating expenses on lower revenues and lower full price sell-through compared to the prior year.

- Jimmy Choo recorded income from operations of $3 million for Fiscal 2024, compared to $38 million for Fiscal 2023. Operating margin decreased from 6.0% for Fiscal 2023, to 0.5% for Fiscal 2024, primarily due to increased retail store costs, increased marketing investments and lower full price sell-through compared to the prior year.

- Michael Kors recorded income from operations of $634 million for Fiscal 2024, compared to $868 million for Fiscal 2023. Operating margin decreased from 22.4% for Fiscal 2023, to 18.0% for Fiscal 2024, primarily due to increased marketing investments, increased retail store costs, deleveraging of operating expenses on lower revenues and lower full price sell-through, partially offset by lower supply chain costs compared to the prior year.

Interest Expense, net

During Fiscal 2024 and Fiscal 2023, we recognized $6 million and $24 million of interest expense, net, respectively. The $18 million decrease in interest expense, net, is primarily due to higher interest income of $57 million from our net investment hedges, partially offset by higher effective interest rates and higher average borrowings on our outstanding debt (see Note 12 and Note 15 to the accompanying consolidated financial statements for additional information).

Foreign Currency Loss

During Fiscal 2024, we recognized a net foreign currency loss of $37 million primarily attributable to the remeasurement of an intercompany loan associated with restructuring activities to rationalize certain legal entities within our structure and a loss related to the termination of a GBP fair value hedge. During Fiscal 2023, we recognized a net foreign currency loss of $10 million primarily attributable to the remeasurement of intercompany loans with certain of our subsidiaries.

(Benefit) Provision for Income Taxes

During Fiscal 2024, we recognized $54 million of an income tax benefit on a pre-tax loss of $283 million compared with $29 million of income tax expense on a pre-tax income of $648 million for Fiscal 2023. Our effective tax rate for Fiscal 2024 compared to our effective tax rate in Fiscal 2023 is not a meaningful metric due to the pre-tax loss for Fiscal 2024 and pre-tax income for Fiscal 2023. The decrease in income tax provision of $83 million compared to Fiscal 2023 was primarily due to the decline in our pre-tax income, partially offset by a lower benefit from global financing activities and less favorable impacts from changes in valuation allowances.

The global financing activities are related to our previously disclosed 2014 move of our principal executive office from Hong Kong to the U.K. and decision to become a U.K. tax resident. In connection with this decision, we funded our international growth strategy through intercompany debt financing arrangements between certain of our United States and United Kingdom subsidiaries. Accordingly, due to the difference in the statutory income tax rates between these jurisdictions, we realized a lower effective tax rate on consolidated pre-tax income.

Our effective tax rate may fluctuate from time to time due to the effects of changes in United States federal, state and local taxes and tax rates in foreign jurisdictions. In addition, factors such as the geographic mix of earnings, enacted tax legislation and the results of various global tax strategies, may also impact our effective tax rate in future periods.

Net (Loss) Income Attributable to Capri

As a result of the foregoing, during Fiscal 2024 our net loss attributable to Capri was $229 million, compared to net income of $616 million for Fiscal 2023.

Liquidity and Capital Resources

Our primary sources of liquidity are the cash flows generated from our operations, along with borrowings available under our credit facilities (see below discussion regarding "Revolving Credit Facilities") and available cash and cash equivalents. Our primary use of this liquidity is to fund the ongoing cash requirements, including our working capital needs and capital investments in our business, debt repayments, acquisitions, returns of capital, including share repurchases and other corporate activities. We believe that the cash generated from our operations, together with borrowings available under our revolving credit facilities and available cash and cash equivalents, will be sufficient to meet our working capital needs for the next 12 months and beyond, including investments made and expenses incurred in connection with our store opening and renovation plans, investments in corporate and distribution facilities, continued IT system development, e-commerce and marketing initiatives. We spent $189 million on capital expenditures during Fiscal 2024 and expect to spend approximately $135 million during Fiscal 2025. The majority of the Fiscal 2024 expenditures related to our retail operations (including e-commerce), ERP system implementation and Capri transformation programs.

The Capri transformation program represents a multi-year, multi-project initiative extending through Fiscal 2026 intended to improve the operating effectiveness and efficiency of our organization by creating best in class shared platforms across our brands and by expanding our digital capabilities. These initiatives cover multiple aspects of our operations including supply chain, marketing, omni-channel customer experience, e-commerce, data analytics and IT infrastructure. During Fiscal 2024, the remaining transformation projects were paused due to the pending Merger and we will reassess this program, along with related timing, in Fiscal 2025.

The following table sets forth key indicators of our liquidity and capital resources (in millions):

	As of			
	March 30, 2024		April 1, 2023	
Balance Sheet Data:				
Cash and cash equivalents	$	199	$	249
Working capital	$	(87)	$	420
Total assets	$	6,689	$	7,295
Short-term debt	$	462	$	5
Long-term debt	$	1,261	$	1,822

	Fiscal Years Ended					
	March 30, 2024		April 1, 2023		April 2, 2022	
Cash flows provided by (used in):						
Operating activities	$	309	$	771	$	704
Investing activities		(135)		183		58
Financing activities		(208)		(776)		(800)
Effect of exchange rate changes		(17)		(94)		(24)
Net (decrease) increase in cash, cash equivalents and restricted cash	$	(51)	$	84	$	(62)

Cash Provided by Operating Activities

Net cash provided by operating activities was $309 million during Fiscal 2024, as compared to $771 million for Fiscal 2023. The decrease in net cash provided by operating activities were primarily attributable to a decrease in our net income after non-cash adjustments which includes significant transformation costs for projects which are largely complete. In addition, our net cash provided by operating activities benefited from lower inventory levels, partially offset by unfavorable decreases in accounts payable and accrued expenses.

Net cash provided by operating activities increased $67 million to $771 million during Fiscal 2023, as compared to $704 million for Fiscal 2022, which was as a result of the improvement in our working capital partially offset by a decrease in our net income after non-cash adjustments compared to prior year. The changes in our working capital were primarily due to the stabilization of inventory levels compared to prior year.

Cash (Used in) Provided by Investing Activities

Net cash used in investing activities was $135 million during Fiscal 2024, as compared to net cash provided by investing activities of $183 million during Fiscal 2023. The increase in net cash used in investing activities were primarily attributable to the lower settlement of net investment hedges of $355 million, partially offset by lower capital expenditures of $37 million compared to prior year.

Net cash provided by investing activities was $183 million during Fiscal 2023, as compared to $58 million during Fiscal 2022. The $125 million increase in cash provided by investing activities was primarily attributable to higher cash received on the settlement of net investment hedges of $220 million during Fiscal 2023, partially offset by higher capital expenditures of $95 million compared to prior year due to ERP system implementations, increased Corporate investments related to Capri transformation programs and increased investments in our retail stores.

Cash Used in Financing Activities

Net cash used in financing activities was $208 million during Fiscal 2024, as compared to $776 million during Fiscal 2023. The decrease in cash used by financing activities of $568 million was primarily attributable to a decrease in cash payments to repurchase our ordinary shares of $1.257 billion, offset by lower net debt borrowings of $689 million compared to prior year.

Net cash used in financing activities was $776 million during Fiscal 2023, as compared to $800 million during Fiscal 2022. The decrease in cash used in financing activities of $24 million was primarily due to an increase in net debt borrowings of $774 million, partially offset by a $703 million increase in cash payments to repurchase our ordinary shares.

Debt Facilities

The following table presents a summary of our borrowing capacity and amounts outstanding as of March 30, 2024 and April 1, 2023 (in millions):

	Fiscal Years Ended			
	March 30, 2024		April 1, 2023	
Revolving Credit Facility (excluding up to a $500 million accordion feature) [1]				
Total availability	$	1,500	$	1,500
Borrowings outstanding [2]		**764**		**874**
Letter of credit outstanding		2		3
Remaining availability	$	734	$	623
Versace Term Loan (450 Million Euro)				
Borrowings outstanding, net of debt issuance costs [3]	$	**485**	$	**487**
Senior Notes due 2024				
Borrowings outstanding, net of debt issuance costs and discount amortization [2]	$	**450**	$	**449**
Other Borrowings [4]	$	**24**	$	**17**
Hong Kong Uncommitted Credit Facility:				
Total availability (70 million Hong Kong Dollars) [5]	$	9	$	9
Borrowings outstanding		—		—
Remaining availability (70 million Hong Kong Dollars)	$	9	$	9
China Uncommitted Credit Facility:				
Total availability (75 million Chinese Yuan) [5]	$	10	$	11
Borrowings outstanding		—		—
Total and remaining availability (75 million Chinese Yuan)	$	10	$	11
Japan Credit Facility:				
Total availability (1.0 billion Japanese Yen)	$	7	$	8
Borrowings outstanding		—		—
Remaining availability (1.0 billion Japanese Yen)	$	7	$	8
Versace Uncommitted Credit Facilities:				
Total availability (40 million Euro) [5]	$	43	$	43
Borrowings outstanding		—		—
Remaining availability (40 million Euro)	$	43	$	43
Total borrowings outstanding [1]	$	**1,723**	$	**1,827**
Total remaining availability	$	803	$	694

[1] The financial covenant in our 2022 Credit Facility requires us to comply with the quarterly maximum net leverage ratio test of 4.00 to 1.0. As of March 30, 2024 and April 1, 2023, we were in compliance with all covenants related to our agreements then in effect governing our debt. See Note 12 to the accompanying consolidated financial statements for additional information.

[2] As of March 30, 2024 and April 1, 2023, all amounts are recorded as long-term debt in our consolidated balance sheets, besides the Senior Notes, due in November 2024, which are recorded within short-term debt in our consolidated balance sheets as of March 30, 2024.

[3] On December 5, 2022, Gianni Versace S.r.l., our wholly owned subsidiary, entered into a credit facility, which provided a senior unsecured term loan in an aggregate principal amount of €450 million. As of March 30, 2024, all

amounts are recorded as long-term debt in our consolidated balance sheets.

(4) The balance as of March 30, 2024 consists of primarily of $11 million related to our supplier financing program recorded within short-term debt in our consolidated balance sheets, $11 million related to the sale of certain Versace tax receivables, with $1 million and $10 million recorded within short-term debt and long-term debt, respectively, in our consolidated balance sheets and $2 million of other loans recorded as long-term debt in our consolidated balance sheets. The balance as of April 1, 2023 consists of primarily of $4 million related to our supplier finance program recorded within short-term debt in our consolidated balance sheets and $11 million related to the sale of certain Versace tax receivables, with $1 million and $10 million recorded within short-term debt and long-term debt, respectively, in our consolidated balance sheets.

(5) The balance as of March 30, 2024 and April 1, 2023 represents the total availability of the credit facility, which excludes bank guarantees.

We believe that our 2022 Credit Facility is adequately diversified with no undue concentration in any one financial institution. As of March 30, 2024, there were 17 financial institutions participating in the facility, with none maintaining a maximum commitment percentage in excess of 10%. We have no reason to believe that the participating institutions will be unable to fulfill their obligations to provide financing in accordance with the terms of the 2022 Credit Facility.

See Note 12 in the accompanying consolidated financial statements for detailed information relating to our credit facilities and debt obligations.

Share Repurchase Program

The following table presents our treasury share repurchases during the fiscal years ended March 30, 2024 and April 1, 2023 (dollars in millions):

	Fiscal Years Ended	
	March 30, 2024	April 1, 2023
Cost of shares repurchased under share repurchase program	$ 100	$ 1,350
Fair value of shares withheld to cover tax obligations for vested restricted share awards	7	14
Total cost of treasury shares repurchased	$ 107	$ 1,364
Shares repurchased under share repurchase program	2,637,102	27,356,549
Shares withheld to cover tax withholding obligations	185,133	301,326
	2,822,235	27,657,875

On June 1, 2022, the Board of Directors terminated the Fiscal 2022 Plan, with $500 million of availability remaining, and authorized a new share repurchase program (the "Fiscal 2023 Plan") pursuant to which the Company was permitted, from time to time, to repurchase up to $1.0 billion of its outstanding ordinary shares within a period of two years from the effective date of the program.

On November 9, 2022, the Company announced that its Board of Directors approved a new share repurchase program (the "Existing Share Repurchase Plan") of up to $1 billion of its outstanding ordinary shares, providing additional capacity to return cash to shareholders over the longer term. This new two-year program replaced the Fiscal 2023 Plan. As of March 30, 2024, the remaining availability under the Existing Share Repurchase Plan was $300 million.

Share repurchases may be made in open market or privately negotiated transactions and/or pursuant to Rule 10b5-1 trading plans, subject to market conditions, applicable legal requirements, trading restrictions under the Company's insider trading policy and other relevant factors; however, pursuant to the terms of the Merger Agreement, and subject to certain limited exceptions, we may not repurchase its ordinary shares other than the acceptance of our ordinary shares as payment of the exercise price of our options or for withholding taxes in respect of our equity awards. Accordingly, we did not repurchase any of our ordinary shares since entering into the Merger Agreement pursuant to the Existing Share Repurchase Plan, and we do not expect to repurchase any of our ordinary shares in connection with the Existing Share Repurchase Plan prior to the Merger or earlier termination of the Merger Agreement.

See Note 16 to the accompanying consolidated financial statements for additional information.

Contractual Obligations and Commercial Commitments

As of March 30, 2024, our contractual obligations and commercial commitments were as follows (in millions):

Fiscal Years	Fiscal 2025		Fiscal 2026-2027		Fiscal 2028-2029		Fiscal 2030 and thereafter		Total	
Operating leases	$	464	$	663	$	433	$	600	$	2,160
Interest, net [1]		—		—		—		—		—
Inventory purchase obligations		582		—		—		—		582
Other commitments		62		26		—		—		88
Short-term debt		462		—		—		—		462
Long-term debt		—		498		764		—		1,262
Total	**$**	**1,570**	**$**	**1,187**	**$**	**1,197**	**$**	**600**	**$**	**4,554**

[1] Beginning in Fiscal 2025, we expect to be in an interest income position, therefore we would not expect to have net interest expense obligations through the above periods.

Operating lease obligations represent equipment leases and the minimum lease rental payments due under non-cancelable operating leases for our real estate locations globally. In addition to the above amounts, we are typically required to pay real estate taxes, contingent rent based on sales volume and other occupancy costs relating to leased properties for our retail stores.

Interest, net represents the estimated net interest income from our net investment hedges and the estimated interest expense associated with our Revolving Credit Facility, Versace Term Loan and Senior Notes based on their current interest rate.

Inventory purchase obligations represent contractual obligations for future purchases of inventory.

Other commitments include non-cancelable contractual obligations related to marketing and advertising agreements, information technology agreements and supply agreements.

The above table excludes current liabilities (other than short-term debt and short-term operating lease liabilities) recorded as of March 30, 2024, as these items will be paid within one year, and non-current liabilities that have no cash outflows associated with them (e.g., deferred taxes).

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. In addition to the commitments in the above table, our off-balance sheet commitments relating to our outstanding letters of credit were $32 million at March 30, 2024, including $30 million in letters of credit issued outside of the 2022 Credit Facility. In addition, as of March 30, 2024, bank guarantees of approximately $39 million were supported by our various credit facilities. We do not have any other off-balance sheet arrangements or relationships with entities that are not consolidated into our financial statements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks during the normal course of our business, such as credit risk, risk arising from fluctuations in foreign currency exchange rates, as well as fluctuations in interest rates. In order to manage these risks, we employ certain strategies to mitigate the effect of these fluctuations. We may enter into foreign currency forward contracts, net investment hedges and fair value hedges to manage our foreign currency exposure to the fluctuations of certain foreign currencies. We do not use derivatives for trading or speculative purposes.

Foreign Currency Exchange Risk

Forward Foreign Currency Exchange Contracts

We are exposed to risks on certain purchase commitments to foreign suppliers based on the value of our purchasing subsidiaries' local currency relative to the currency requirement of the supplier on the date of the commitment. As such, we may enter into forward foreign currency exchange contracts that generally mature in 12 months or less and are consistent with the related purchase commitments to manage our exposure to the changes in the value of the Euro and the Canadian Dollar. These contracts are recorded at fair value in our consolidated balance sheets as either an asset or liability and are derivative contracts to hedge cash flow risks. Certain of these contracts are designated as hedges for hedge accounting purposes, while certain of these contracts are not designated as hedges for accounting purposes. Accordingly, the changes in the fair value of the majority of these contracts at the balance sheet date are recorded in equity as a component of accumulated other comprehensive income, and upon maturity (settlement) are recorded in, or reclassified into, our cost of goods sold or operating expenses, in our consolidated statements of operations and comprehensive (loss) income, as applicable to the transactions for which the forward foreign currency exchange contracts were established.

There were no forward foreign currency exchange contracts outstanding as of March 30, 2024, we are not providing a sensitivity analysis.

Net Investment Hedges

We are exposed to adverse foreign currency exchange rate movements related to our net investment hedges. As of March 30, 2024, we have multiple fixed to fixed cross-currency swap agreements with aggregate notional amounts of $2.5 billion to hedge our net investment in CHF denominated subsidiaries against future volatility in the exchange rates between the United States dollar and CHF. Under the terms of these contracts, we will exchange the semi-annual fixed rate payments on United States notional amounts for fixed rate payments of 0% in CHF. Based on the net investment hedges outstanding as of March 30, 2024, a 10% appreciation or devaluation of the United States dollar compared to the level of foreign currency exchange rates for currencies under contract as of March 30, 2024, would result in a net increase or decrease, respectively, of approximately $252 million in the fair value of these contracts. These contracts have maturity dates between September 2024 and June 2028.

As of March 30, 2024, we have multiple float-to-float cross-currency swap agreements with aggregate notional amounts of $1 billion to hedge our net investment in Euro denominated subsidiaries against future volatility in the exchange rates between the United States dollar and Euro. We will exchange Euro floating rate payments based on EURIBOR for the United States dollar floating rate amounts based on SOFR CME Term over the life of the agreement. The fixed rate component of semi-annual Euro payments range from 1.149% to 1.215%. Based on the net investment hedges outstanding as of March 30, 2024, a 10% appreciation or devaluation of the United States dollar compared to the level of foreign currency exchange rates for currencies under contract as of March 30, 2024, would result in a net increase or decrease, respectively, of approximately $107 million in the fair value of these contracts. These contracts have maturity dates between May 2028 and August 2030.

As of March 30, 2024, we have multiple fixed to fixed cross-currency swap agreements with aggregate notional amounts of $350 million to hedge our net investment in Euro denominated subsidiaries against future volatility in the exchange rates between the United States dollar and Euro. Under the terms of these contracts, we will exchange the semi-annual fixed rate payments on United States dollar notional amounts for fixed rate payments of 0% in Euro. Based on the net investment hedges outstanding as of March 30, 2024, a 10% appreciation or devaluation of the United States dollar compared to the level of foreign currency exchange rates for currencies under contract as of March 30, 2024, would result in a net increase or decrease, respectively, of approximately $32 million in the fair value of these contracts. These contracts have maturity dates between January 2027 and April 2027.

Interest Rate Risk

We are exposed to interest rate risk in relation to borrowings outstanding under our 2022 Credit Facility, our Versace Term Loan, our Hong Kong Credit Facility, our China Credit Facility, our Japan Credit Facility and our Uncommitted Versace Credit Facilities. Our 2022 Credit Facility carries interest rates that are tied to the prime rate and other institutional lending rates (depending on the particular origination of borrowing), as further described in Note 12 to the accompanying consolidated financial statements. Our Versace Term Loan carries interest rates that are tied to EURIBOR. Our Hong Kong Credit Facility carries interest at a rate that is tied to the Hong Kong Interbank Offered Rate. Our China Credit Facility carries interest at a rate that is tied to the People's Bank of China's Benchmark lending rate. Our Japan Credit Facility carries interest at a rate posted by the Mitsubishi UFJ Financial Group. Our Uncommitted Versace Credit Facilities carries interest at a rate set by the bank on the date of borrowing that is tied to the European Central Bank. Therefore, our consolidated statements of operations and comprehensive (loss) income and cash flows are exposed to changes in those interest rates. At March 30, 2024, we had $764 million borrowings outstanding under our 2022 Credit Facility, $485 million, outstanding, net of debt issuance costs, under our Versace Term Loan and no borrowings outstanding under all other Credit Facilities, as further described in Note 12 to the accompanying consolidated financial statements.

At April 1, 2023, we had $874 million borrowings outstanding under our 2022 Credit Facility, $487 million outstanding, net of debt issuance costs, under our Versace Term Loan and no borrowings outstanding under all other Credit Facilities. These balances are not indicative of future balances that may be outstanding under our revolving credit facilities that may be subject to fluctuations in interest rates. Any increases in the applicable interest rate(s) would cause an increase to the interest expense relative to any outstanding balance at that date.

Credit Risk

As of March 30, 2024, our $450 million Senior Notes, due in November 2024, bear interest at a fixed rate equal to 4.250% per year, payable semi-annually. Our Senior Notes interest rate payable may be subject to adjustments from time to time if either Moody's or S&P (or a substitute rating agency), downgrades (or downgrades and subsequently upgrades) the credit rating assigned to the Senior Notes.

Item 8.   Financial Statements and Supplementary Data

See "Item 15. Exhibits and Financial Statement Schedules" for a listing of the consolidated financial statements and supplementary data included in this report.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A.   Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, our principal executive officer and principal financial officer, respectively, of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a - 15(e) and 15(d) - 15(e) under the Securities and Exchange Act of 1934, as amended, (the "Exchange Act")) as of March 30, 2024. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures are effective as of March 30, 2024.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined under the Exchange Act Rule 13a-15 (f)) to provide reasonable assurance regarding the reliability of financial reporting and that the consolidated financial statements have been prepared in accordance with U.S. GAAP. Such internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets; (ii) provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors; and (B) regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of March 30, 2024. In making this assessment, it used the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), the 2013 Framework. Based on this assessment, management has determined that, as of March 30, 2024, our internal control over financial reporting is effective based on those criteria.

The Company's internal control over financial reporting as of March 30, 2024, as well as the consolidated financial statements, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

Except as discussed below, there have been no changes in our internal control over financial reporting during the three months ended March 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We are currently undertaking a major, multi-year ERP implementation to upgrade our information technology platforms and systems worldwide. The implementation is occurring in phases over several years. We have launched the finance functionality of the ERP system in certain regions starting in Fiscal 2023.

As a result of this multi-year implementation, we expect certain changes to our processes and procedures, which in turn, could result in changes to our internal control over financial reporting. While we expect this implementation to strengthen our internal control over financial reporting by automating certain manual processes and standardizing business processes and reporting across our organization, we will continue to evaluate and monitor our internal control over financial reporting as processes and procedures in the affected areas evolve. See Item 1A. "Risk Factors" — "A material delay or disruption in our information technology systems or e-commerce websites or our failure or inability to upgrade our information technology systems precisely and efficiently could have a material adverse effect on our business, results of operations and financial condition."

Item 9B.   Other Information

Global Optimization Plan

During the fourth quarter of Fiscal 2024, the Board of Directors of the Company approved a Global Optimization Plan in order to streamline the Company's operating model, maximize efficiency and support long-term profitable growth. As part of the Global Optimization Plan, the Company anticipates global headcount reductions and the closure of approximately 100 of its retail stores over the next 18 months. The Company expects this initiative to generate annualized cost savings of approximately $80 million to $90 million. The Company also expects to record estimated one-time restructuring charges of approximately $30 million to $40 million, of which approximately $30 million to $35 million will be cash charges related to organizational efficiency initiatives, which consist primarily of severance and employee-related costs. The Company anticipates that up to $5 million of the restructuring charges will be related to lease termination and other store closure costs.

During Fiscal 2024, the Company closed 7 of its retail stores which have been incorporated into the Global Optimization Plan. Net restructuring expenses recorded in connection with the Global Optimization Plan during Fiscal 2024 was $26 million, of which $22 million were related to organizational efficiency initiatives consisting primarily of severance and employee-related costs and $4 million of lease termination and other store closure costs.

This disclosure is intended to satisfy the requirements of Item 2.05 of Form 8-K.

2024 Annual Meeting of Shareholders

On May 22, 2024, the Board of Directors of the Company determined that the Company's 2024 Annual Meeting of Shareholders (the "2024 Annual Meeting") will be held on Wednesday, September 4, 2024. The time and location of the 2024 Annual Meeting will be as set forth in the Company's proxy statement for the 2024 Annual Meeting to be filed with the SEC.

Because the date of the 2024 Annual Meeting differs by more than 30 days from the anniversary date of the prior year annual meeting, which was held on Wednesday, August 2, 2023, pursuant to the Company's Memorandum and Articles of Association (the "Memorandum") and the rules and regulations of the SEC, shareholders who intend to present a proposal at the 2024 Annual Meeting or who intend to nominate a director are required to provide the Company with notice of such proposal or nomination no later than June 10, 2024, which the Company believes is a reasonable time before it expects to begin to print and send its proxy materials. Notice must be sent to the Company's principal executive office at 90 Whitfield Street, 2nd Floor, United Kingdom W1T 4EZ Attn: Corporate Secretary. Additionally, shareholders must comply with other applicable requirements contained in Regulations 69, 70 and 71 of the Memorandum, the rules and regulations of the SEC and other applicable law. The Company reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements contained in its Memorandum and applicable laws.

In addition, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Board's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act by July 6, 2024.

This disclosure is intended to satisfy the requirements of Item 5.08 of Form 8-K.

Rule 10b5-1 Trading Arrangements

During the quarterly period ended March 30, 2024, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Information with respect to this Item is included in the Company's Proxy Statement to be filed in July 2024, which is incorporated herein by reference.

Item 11. Executive Compensation

Information with respect to this Item is included in the Company's Proxy Statement to be filed in July 2024, which is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information as of March 30, 2024 regarding compensation plans under which the Company's equity securities are authorized for issuance:

Equity Compensation Plan Information

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights [2]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders [1]	3,249,183	$ 42.55	4,259,449
Equity compensation plans not approved by security holders	—	$ —	—
Total	3,249,183	$ 42.55	4,259,449

[1] Reflects share options and restricted stock units issued under the Company's Third Amended and Restated Omnibus Incentive Plan (or predecessor plan).

[2] Represents the weighted average exercise price of outstanding share awards only.

Item 13. Certain Relationships, Related Transactions and Director Independence

Information with respect to this Item is included in the Company's Proxy Statement to be filed in July 2024, which is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to this Item is included in the Company's Proxy Statement to be filed in July 2024, which is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)   The following documents are filed as part of this annual report on Form 10-K:

       1.   The following consolidated financial statements listed below are filed as a separate section of this Annual Report on Form 10-K:

              Report of Independent Registered Public Accounting Firm - Ernst & Young LLP (PCAOB ID No. 42).

              Consolidated Balance Sheets as of March 30, 2024 and April 1, 2023.

              Consolidated Statements of Operations and Comprehensive (Loss) Income for the fiscal years ended March 30, 2024, April 1, 2023 and April 2, 2022.

              Consolidated Statements of Shareholders' Equity for the fiscal years ended March 30, 2024, April 1, 2023 and April 2, 2022.

              Consolidated Statements of Cash Flows for the fiscal years ended March 30, 2024, April 1, 2023 and April 2, 2022.

              Notes to Consolidated Financial Statements for the fiscal years ended March 30, 2024, April 1, 2023 and April 2, 2022.

       2.   Exhibits:

EXHIBIT INDEX

Exhibit No.	Document Description
2.1	Agreement and Plan of Merger, dated as of August 10, 2023, by and among Capri Holdings Limited, Tapestry, Inc. and Sunrise Merger Sub, Inc. (included as Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-35368), filed on August 10, 2023 and incorporated herein by reference).
2.2	Stock Purchase Agreement, dated as of September 24, 2018, by and among Allegra Donata Versace Beck, Donatella Versace, Santo Versace, Borgo Luxembourg S.À R.L., Blackstone GPV Capital Partners (Mauritius) VI-D FDI Ltd., Blackstone GPV Tactical Partners (Mauritius)-N Ltd. and Capri Holdings Limited (f/k/a Michael Kors Holdings Limited) (included as Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-35368), filed on September 25, 2018 and incorporated herein by reference).
3.1	Amended and Restated Memorandum and Articles of Association of Capri Holdings Limited (included as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 31, 2018 and incorporated herein by reference).
3.2	Amendment to Amended and Restated Memorandum and Articles of Association of Capri Holdings, effective May 24, 2023 (included as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2023 (File No. 001-35368), filed on May 31, 2023 and incorporated herein by reference).
4.1	Specimen of Ordinary Share Certificate of Capri Holdings Limited (included as Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 2019 (File No. 001-35368), filed on May 29, 2019 and incorporated herein by reference).
4.2	Indenture, dated as of October 20, 2017, by and among Michael Kors (USA), Inc., Michael Kors Holdings Limited, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee (included as Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-35368), filed on October 20, 2017 and incorporated herein by reference).
10.1	Second Amendment, dated as of June 25, 2020, to the Third Amended and Restated Credit Agreement dated as of November 15, 2018 among Capri Holdings Limited, Michael Kors (USA), Inc., the foreign subsidiary borrowers party thereto, the guarantors party thereto, the financial institutions party thereto as lenders and issuing banks and JPMorgan Chase Bank, N.A., as administrative agent (included as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-35368), filed on July 1, 2020 and incorporated herein by reference).
10.2	Form of Indemnification Agreement between Michael Kors Holdings Limited and its directors and executive officers (included as Exhibit 10.5 to the Company's Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011 and incorporated herein by reference).
10.3	Capri Holdings Limited Third Amended and Restated Omnibus Incentive Plan (included as Annex B to the Company's Definitive Proxy Statement on Schedule 14A (File No. 001-35368), filed on June 16, 2022 and incorporated herein by reference).
10.4	Fifth Amended and Restated Employment Agreement, dated as of March 7, 2022, by and among Michael Kors (USA), Inc., Capri Holdings Limited and John D. Idol (included as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended April 2, 2022 (File No. 001-35368), filed on June 1, 2022 and incorporated herein by reference).
10.5	Form of Annual Incentive Plan
10.6	Form of Employee Non-Qualified Option Award Agreement (included as Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 2015, filed on May 27, 2015 and incorporated herein by reference).
10.7	Form of Employee Restricted Stock Unit Award Agreement (included as Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 2015, filed on May 27, 2015 and incorporated herein by reference).
10.8	Form of Performance-Based Restricted Stock Unit Award Agreement (included as Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 2015, filed on May 27, 2015 and incorporated herein by reference).
10.9	Form of Independent Director Restricted Stock Unit Award Agreement (included as Exhibit 10.18 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 2015, filed on May 27, 2015 and incorporated herein by reference).
10.10	Aircraft Time Sharing Agreement, effective as of December 20, 2022, by and between Michael Kors (USA), Inc. and John Idol (included as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2022, filed on February 8, 2023 and incorporated herein by reference).

Exhibit No.	Document Description
10.11	Amended and Restated Employment Agreement by and among Capri Holdings Limited, Michael Kors (USA), Inc. and Thomas J. Edwards, Jr., dated as of May 30, 2023 (included as Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2023 (File No. 001-35368), filed on May 31, 2023 and incorporated herein by reference).
10.12	Capri Holdings Limited Deferred Compensation Plan (included as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001.35368), filed on November 14, 2019 and incorporated herein by reference).
10.13	Amended and Restated Employment Agreement by and among Capri Holdings Limited, Michael Kors (USA), Inc. and Krista A. McDonough, dated as of May 30, 2023 (included as Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2023 (File No. 001-35368), filed on May 31, 2023 and incorporated herein by reference).
10.14	Employment Agreement dated January 23, 2023, by and between Michael Kors (USA), Inc. and Cedric Wilmotte (included as Exhibit 10.15 to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2023 (File No. 001-35368), filed on May 31, 2023 and incorporated herein by reference).
10.15	Amended and Restated Employment Agreement by and among Capri Holdings Limited, Michael Kors (USA), Inc. and Jenna Hendricks, dated as of May 30, 2023 (included as Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2023 (File No. 001-35368), filed on May 31, 2023 and incorporated herein by reference).
10.16	Suspension of Rights Agreement, dated as of September 23, 2021, to the Third Amended and Restated Credit Agreement, dated as of November 15, 2018 among, Michael Kors (USA), Inc., Capri Holdings Limited, the Foreign Subsidiary Borrowers party to the Credit Agreement, JPMorgan Chase Bank, N.A., as Administrative Agent, the Lenders thereto and the other parties party thereto (included as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 25, 2021 filed on November 3, 2021 and incorporated herein by reference).
10.17	Revolving Credit Agreement, dated as of July 1, 2022 among Capri Holdings Limited, Michael Kors (USA), Inc., the foreign subsidiary borrowers party thereto, the guarantors party thereto, the financial institutions party thereto as lenders and issuing banks and JPMorgan Chase Bank, N.A., as administrative agent (included as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-35368), filed on July 1, 2022 and incorporated herein by reference).
10.18	Term Facility Agreement by and among Gianni Versace S.r.l., as borrower, Intesa Sanpaolo S.p.A., Banca Nazionale Del Lavoro S.p.A. and UniCredit S.p.A., as arrangers and lenders, and Intesa Sanpaolo S.p.A., as agent, dated as of December 5, 2022 (included as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-35368), filed on December 6, 2022 and incorporated herein by reference).
10.19	Parent Company Guarantee by and among Capri Holdings Limited, as guarantor, Banca Nazionale del Lavoro S.p.A., Intesa Sanpaolo S.p.A. and UniCredit S.p.A., dated as of December 5, 2022 (included as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-35368), filed on December 6, 2022 and incorporated herein by reference).
10.20	Change in Control Continuity Agreement by and between Capri Holdings Limited and Thomas J. Edwards, Jr., dated as of May 30, 2023 (included as Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2023 (File No. 001-35368), filed on May 31, 2023 and incorporated herein by reference).
10.21	Change in Control Continuity Agreement by and between Capri Holdings Limited and Jenna Hendricks, dated as of May 30, 2023 (included as Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2023 (File No. 001-35368), filed on May 31, 2023 and incorporated herein by reference).
10.22	Change in Control Continuity Agreement by and between Capri Holdings Limited and Krista A. McDonough, dated as of May 30, 2023 (included as Exhibit 10.23 to the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2023 (File No. 001-35368), filed on May 31, 2023 and incorporated herein by reference).
10.23	Change in Control Continuity Agreement by and between Capri Holdings Limited and Cedric Wilmotte, dated as of August 9, 2023.
10.24	Form of Special Bonus Award Agreement (included as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (File No. 001-35368), filed on November 9, 2023 and incorporated herein by reference).
10.25	Letter Agreement, dated as of December 15, 2023, by and between Capri Holdings Limited and Jenna A. Hendricks (included as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-35368), filed on December 18, 2023 and incorporated herein by reference).
21.1	List of subsidiaries of Capri Holdings Limited.
23.2	Consent of Ernst & Young LLP.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of Sarbanes Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of Sarbanes Oxley Act of 2002.

Exhibit No.	Document Description
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Capri Holdings Limited Clawback Policy.
101.1	Interactive Data Files.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2024

CAPRI HOLDINGS LIMITED

By:	/s/ John D. Idol
Name:	John D. Idol
Title:	Chairman & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By:	/s/ John D. Idol John D. Idol	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	May 29, 2024
By:	/s/ Thomas J. Edwards, Jr. Thomas J. Edwards Jr.	Chief Financial Officer and Chief Operating Officer (Principal Financial and Accounting Officer)	May 29, 2024
By:	/s/ Marilyn Crouther Marilyn Crouther	Director	May 29, 2024
By:	/s/ Robin Freestone Robin Freestone	Director	May 29, 2024
By:	/s/ Judy Gibbons Judy Gibbons	Director	May 29, 2024
By:	/s/ Mahesh Madhavan Mahesh Madhavan	Director	May 29, 2024
By:	/s/ Stephen F. Reitman Stephen F. Reitman	Director	May 29, 2024
By:	/s/ Jane Thompson Jane Thompson	Director	May 29, 2024
By:	/s/ Jean Tomlin Jean Tomlin	Director	May 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Capri Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Capri Holdings Limited and subsidiaries ("the Company") as of March 30, 2024 and April 1, 2023, and the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity and cash flows for each of the three years in the period ended March 30, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 30, 2024 and April 1, 2023, and the results of its operations and its cash flow for each of the three years in the period ended March 30, 2024, in conformity with the U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 30, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Goodwill and Indefinite-lived Intangible Assets

Description of the Matter

At March 30, 2024, the Company's goodwill and indefinite-lived intangible assets, consisting of brand names, totaled $1.106 billion and $884 million, respectively. As discussed in Note 3 to the consolidated financial statements, goodwill and indefinite-lived intangible assets are assessed for impairment on an annual basis, or whenever impairment indicators exist. As a result of the Company's 2024 annual impairment test, the Company recorded a goodwill impairment charge of $192 million associated with its Jimmy Choo Retail and Wholesale reporting units. The Company also recognized an impairment charge of $297 million associated with the Jimmy Choo and Versace indefinite-lived retail and wholesale brand name intangible assets.

Auditing the Company's annual impairment assessments was complex and highly judgmental due to the significant estimation required in determining the fair value of the reporting units for goodwill and the fair value of indefinite-lived brand name intangible assets. In particular, the fair value estimates were sensitive to significant assumptions, such as changes in the discount rate, revenue growth rate, margin and royalty rates, which are affected by expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's goodwill and indefinite-lived intangible assets impairment review process, including controls over management's review of the significant assumptions described above.

To test the estimated fair value of the Company's reporting units and indefinite-lived intangible assets, we performed audit procedures that included, among others, assessing the valuation methodologies and testing the significant assumptions discussed above and the completeness and accuracy of the underlying data used by the Company in its analyses. We compared the significant assumptions used by management to current industry and economic trends and evaluated whether changes to the Company's business environment would affect the significant assumptions. For example, we compared the royalty rates used in estimating the fair value of certain indefinite-lived brand name intangible assets to current industry licensing agreements. We assessed the historical accuracy of management's estimates and performed sensitivity analyses of the significant assumptions to evaluate the changes in the fair value of the reporting units and indefinite-lived brand name intangible assets that would result from changes in the assumptions. We also involved our internal valuation specialists to assist in our evaluation of the significant assumptions and methodologies used by the Company in developing the fair value estimates. In addition, we tested management's reconciliation of the fair value of the reporting units to the market capitalization of the Company. |

/s/ ERNST & YOUNG LLP

We have served as the Company's auditor since 2014.
New York, New York
May 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Capri Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited Capri Holdings Limited and subsidiaries' internal control over financial reporting as of March 30, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Capri Holdings Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 30, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 30, 2024 and April 1, 2023, the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity and cash flows for each of the three years in the period ended March 30, 2024, and the related notes and our report dated May 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG LLP

New York, New York
May 29, 2024

CAPRI HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	March 30, 2024	April 1, 2023
Assets		
Current assets		
Cash and cash equivalents	$ 199	$ 249
Receivables, net	332	369
Inventories, net	862	1,057
Prepaid expenses and other current assets	215	195
Total current assets	1,608	1,870
Property and equipment, net	579	552
Operating lease right-of-use assets	1,438	1,330
Intangible assets, net	1,394	1,728
Goodwill	1,106	1,293
Deferred tax assets	352	296
Other assets	212	226
Total assets	$ 6,689	$ 7,295
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 352	$ 475
Accrued payroll and payroll related expenses	107	154
Accrued income taxes	64	73
Short-term operating lease liabilities	400	429
Short-term debt	462	5
Accrued expenses and other current liabilities	310	314
Total current liabilities	1,695	1,450
Long-term operating lease liabilities	1,452	1,348
Deferred tax liabilities	362	508
Long-term debt	1,261	1,822
Other long-term liabilities	319	318
Total liabilities	5,089	5,446
Commitments and contingencies		
Shareholders' equity		
Ordinary shares, no par value; 650,000,000 shares authorized; 226,271,074 shares issued and 116,629,634 outstanding at March 30, 2024; 224,166,250 shares issued and 117,347,045 outstanding at April 1, 2023	—	—
Treasury shares, at cost (109,641,440 shares at March 30, 2024 and 106,819,205 shares at April 1, 2023)	(5,458)	(5,351)
Additional paid-in capital	1,417	1,344
Accumulated other comprehensive income	161	147
Retained earnings	5,479	5,708
Total shareholders' equity of Capri	1,599	1,848
Noncontrolling interest	1	1
Total shareholders' equity	1,600	1,849
Total liabilities and shareholders' equity	$ 6,689	$ 7,295

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(In millions, except share and per share data)

		Fiscal Years Ended				
		March 30, 2024		April 1, 2023		April 2, 2022
Total revenue	$	5,170	$	5,619	$	5,654
Cost of goods sold		1,831		1,895		1,910
Gross profit		3,339		3,724		3,744
Selling, general and administrative expenses		2,784		2,708		2,533
Depreciation and amortization		188		179		193
Impairment of assets		575		142		73
Restructuring and other expense		33		16		42
Total operating expenses		3,580		3,045		2,841
(Loss) income from operations		(241)		679		903
Other income, net		(1)		(3)		(2)
Interest expense (income), net		6		24		(18)
Foreign currency loss		37		10		8
(Loss) income before (benefit) provision for income taxes		(283)		648		915
(Benefit) provision for income taxes		(54)		29		92
Net (loss) income		(229)		619		823
Less: Net income attributable to noncontrolling interest		—		3		1
Net (loss) income attributable to Capri	$	(229)	$	616	$	822
Weighted average ordinary shares outstanding:						
Basic		117,014,420		132,532,009		149,724,675
Diluted		117,014,420		134,002,480		152,497,907
Net (loss) income per ordinary share attributable to Capri:						
Basic	$	(1.96)	$	4.65	$	5.49
Diluted	$	(1.96)	$	4.60	$	5.39
Statements of Comprehensive (Loss) Income:						
Net (loss) income	$	(229)	$	619	$	823
Foreign currency translation adjustments		4		(41)		127
Net gain (loss) on derivatives		10		(6)		10
Comprehensive (loss) income		(215)		572		960
Less: Net income attributable to noncontrolling interest		—		3		1
Less: Foreign currency translation adjustments attributable to noncontrolling interest		—		—		(1)
Comprehensive (loss) income attributable to Capri	$	(215)	$	569	$	960

See accompanying notes to consolidated financial statements.

CAPRI HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions, except share data which is in thousands)

	Ordinary Shares		Additional Paid-in Capital	Treasury Shares		Accumulated Other Comprehensive Income	Retained Earnings	Total Equity of Capri	Non-controlling Interests	Total Equity
	Shares	Amounts		Shares	Amounts					
Balance as of March 27, 2021	219,223	$ —	$ 1,158	(67,943)	$ (3,326)	$ 56	$ 4,270	$ 2,158	$ (1)	$ 2,157
Net income	—	—	—	—	—	—	822	822	1	823
Other comprehensive income (loss)	—	—	—	—	—	138	—	138	(1)	137
Total comprehensive income	—	—	—	—	—	—	—	960	—	960
Vesting of restricted awards, net of forfeitures	2,336	—	—	—	—	—	—	—	—	—
Exercise of employee share options	408	—	17	—	—	—	—	17	—	17
Share based compensation expense	—	—	85	—	—	—	—	85	—	85
Repurchase of ordinary shares	—	—	—	(11,218)	(661)	—	—	(661)	—	(661)
Balance as of April 2, 2022	221,967	—	1,260	(79,161)	(3,987)	194	5,092	2,559	(1)	2,558
Net income	—	—	—	—	—	—	616	616	3	619
Other comprehensive loss	—	—	—	—	—	(47)	—	(47)	—	(47)
Total comprehensive income	—	—	—	—	—	—	—	569	3	572
Vesting of restricted awards, net of forfeitures	2,078	—	—	—	—	—	—	—	—	—
Exercise of employee share options	121	—	6	—	—	—	—	6	—	6
Share based compensation expense	—	—	78	—	—	—	—	78	—	78
Repurchase of ordinary shares	—	—	—	(27,658)	(1,364)	—	—	(1,364)	—	(1,364)
Other	—	—	—	—	—	—	—	—	(1)	(1)
Balance at April 1, 2023	224,166	—	1,344	(106,819)	(5,351)	147	5,708	1,848	1	1,849
Net loss	—	—	—	—	—	—	(229)	(229)	—	(229)
Other comprehensive income	—	—	—	—	—	14	—	14	—	14
Total comprehensive loss	—	—	—	—	—	—	—	(215)	—	(215)
Vesting of restricted awards, net of forfeitures	2,091	—	—	—	—	—	—	—	—	—
Exercise of employee share options	14	—	1	—	—	—	—	1	—	1
Share based compensation expense	—	—	72	—	—	—	—	72	—	72
Repurchase of ordinary shares	—	—	—	(2,822)	(107)	—	—	(107)	—	(107)
Balance at March 30, 2024	226,271	—	1,417	(109,641)	$ (5,458)	$ 161	$ 5,479	$ 1,599	$ 1	$ 1,600

See accompanying notes to consolidated financial statements.

CAPRI HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Fiscal Years Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Cash flows from operating activities			
Net (loss) income	$ (229)	$ 619	$ 823
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	188	179	193
Share-based compensation expense	72	78	85
Impairment of assets	577	142	83
Deferred income taxes	(187)	(101)	(57)
Changes to lease related balances, net	(102)	(99)	(142)
Foreign currency losses	29	28	—
Other non-cash charges	3	7	10
Change in assets and liabilities:			
Receivables, net	27	50	(78)
Inventories, net	175	13	(386)
Prepaid expenses and other current assets	(29)	(8)	14
Accounts payable	(119)	(100)	69
Accrued expenses and other current liabilities	(60)	(9)	30
Other long-term assets and liabilities	(36)	(28)	60
Net cash provided by operating activities	309	771	704
Cash flows from investing activities			
Capital expenditures	(189)	(226)	(131)
Settlement of hedges	54	409	189
Net cash (used in) provided by investing activities	(135)	183	58
Cash flows from financing activities			
Debt borrowings	1,737	4,061	945
Debt repayments	(1,839)	(3,474)	(1,132)
Debt issuance costs	—	(5)	—
Repurchase of ordinary shares	(107)	(1,364)	(661)
Exercise of employee share options	1	6	17
Other financing activities	—	—	31
Net cash used in financing activities	(208)	(776)	(800)
Effect of exchange rate changes on cash and cash equivalents	(17)	(94)	(24)
Net (decrease) increase in cash, cash equivalents and restricted cash	(51)	84	(62)
Beginning of period	256	172	234
End of period	$ 205	$ 256	$ 172
Supplemental disclosures of cash flow information			
Cash paid for interest	$ 96	$ 58	$ 37
Cash paid for income taxes	$ 156	$ 133	$ 43
Supplemental disclosure of non-cash investing and financing activities			
Accrued capital expenditures	$ 35	$ 33	$ 39

See accompanying notes to consolidated financial statements.

1. Business and Basis of Presentation

The Company was incorporated in the British Virgin Islands on December 13, 2002 as Michael Kors Holdings Limited and changed its name to Capri Holdings Limited ("Capri," and together with its subsidiaries, the "Company") on December 31, 2018. The Company is a holding company that owns brands that are leading designers, marketers, distributors and retailers of branded women's and men's accessories, apparel and footwear bearing the Versace, Jimmy Choo and Michael Kors tradenames and related trademarks and logos. The Company operates in three reportable segments: Versace, Jimmy Choo and Michael Kors. See Note 20 for additional information.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the Company and its wholly-owned or controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company consolidates the results of its Versace business on a one-month lag, as consistent with prior periods.

The Company utilizes a 52- to 53-week fiscal year, and the term "Fiscal Year" or "Fiscal" refers to that 52-week or 53-week period. The fiscal years ending on March 30, 2024 and April 1, 2023 ("Fiscal 2024" and "Fiscal 2023", respectively) contain 52 weeks, whereas the fiscal year ending April 2, 2022 ("Fiscal 2022") contains 53 weeks. The Company's Fiscal 2025 is a 52-week period ending March 29, 2025.

2. Merger Agreement

On August 10, 2023, Capri entered into an Agreement and Plan of Merger (the "Merger Agreement") with Tapestry, Inc., a Maryland corporation ("Tapestry"), and Sunrise Merger Sub, Inc., a British Virgin Islands business company limited by shares and a direct wholly owned subsidiary of Tapestry ("Merger Sub").

The Merger Agreement provides that, among other things and on the terms and subject to the conditions set forth therein, Tapestry will acquire Capri in an all-cash transaction by means of a merger of Merger Sub with and into Capri (the "Merger"), with Capri surviving the Merger as a wholly owned subsidiary of Tapestry. For additional information related to the Merger Agreement, please refer to Capri's Definitive Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the "SEC") on September 20, 2023, as well as the supplemental disclosures contained in Capri's Current Report on Form 8-K filed with the SEC on October 17, 2023.

In connection with Tapestry's pending acquisition of Capri, on April 22, 2024, the U.S. Federal Trade Commission ("FTC") filed a lawsuit in the United States District Court for the Southern District of New York against Tapestry and the Company seeking to block the Merger, claiming that the Merger would violate Section 7 of the Clayton Act and that the Merger Agreement and the Merger constitute unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act and should be enjoined. The Company believes the FTC's claims are without merit, and the Company, together with Tapestry, intend to vigorously defend the lawsuit.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to use judgment and make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. The most significant assumptions and estimates involved in preparing the financial statements include allowances for customer deductions, sales returns, credit losses, estimates of inventory net realizable value, the valuation of share-based compensation, the valuation of deferred taxes, goodwill, intangible assets, operating lease right-of-use assets and property and equipment, along with the estimated useful lives assigned to these assets. Actual results could differ from those estimates.

Seasonality

The Company experiences certain effects of seasonality with respect to its business. The Company generally experiences greater sales during its third fiscal quarter, primarily driven by holiday season sales, and the lowest sales during its first fiscal quarter.

Revenue Recognition

The Company accounts for contracts with its customers when there is approval and commitment from both parties, the rights of the parties and payment terms have been identified, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when control of the promised goods or services is transferred to the Company's customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for goods or services. The Company recognizes retail store revenues when control of the product is transferred at the point of sale at Company owned stores, including concessions, net of estimated returns. Revenue from sales through the Company's e-commerce sites is recognized at the time of delivery to the customer, reduced by an estimate of returns. Wholesale revenue is recognized net of estimates for sales returns, discounts, markdowns and allowances, after merchandise is shipped and control of the underlying product is transferred to the Company's wholesale customers. To arrive at net sales for retail revenue, gross sales are reduced by actual customer returns as well as by a provision for estimated future customer returns, which is based on management's review of historical and future customer return expectations. Sales taxes collected from retail customers are presented on a net basis and, as such, are excluded from revenue. To arrive at net sales for wholesale revenue, gross sales are reduced by provisions for estimated future returns, based on current expectations, as well as trade discounts, markdowns, allowances, operational chargebacks, and certain cooperative selling expenses. These estimates are based on factors such as historical trends, actual and forecasted performance and current market conditions, which are reviewed by management on a quarterly basis.

The following table details the activity and balances of the Company's sales reserves for the fiscal years ended March 30, 2024, April 1, 2023, and April 2, 2022 (in millions):

	Balance Beginning of Year	Amounts Charged to Revenue	Write-offs Against Reserves	Balance at Year End
Total Sales Reserves:				
Fiscal Year Ended March 30, 2024	$ 95	$ 378	$ (394)	$ 79
Fiscal Year Ended April 1, 2023	92	400	(397)	95
Fiscal Year Ended April 2, 2022	98	333	(339)	92

Royalty revenue generated from product licenses, which includes contributions for advertising, is based on reported sales of licensed products bearing the Company's trademarks at rates specified in the license agreements. These agreements are also subject to contractual minimum levels. Royalty revenue generated by geographic licensing agreements is recognized as it is earned under the licensing agreements based on reported sales of licensees applicable to specified periods, as outlined in the agreements. These agreements allow for the use of the Company's tradenames to sell its branded products in specific geographic regions.

Loyalty Program

The Company offers a loyalty program, which allows its Michael Kors North America customers to earn points on qualifying purchases toward monetary and non-monetary rewards, which may be redeemed for purchases at Michael Kors retail stores and e-commerce sites. The Company defers a portion of the initial sales transaction based on the estimated relative fair value of the benefits based on projected timing of future redemptions and historical activity. These amounts include estimated "breakage" for points that are not expected to be redeemed. The contract liability, net of an estimated "breakage," is recorded within accrued expenses and other current liabilities in the Company's consolidated balance sheets and is expected to be recognized within the next 12 months. See Note 4 for additional information.

Advertising and Marketing Costs

Advertising and marketing costs are generally expensed when the advertisement is first exhibited and are recorded in selling, general and administrative expenses in the Company's consolidated statements of operations and comprehensive (loss) income. Advertising and marketing expense was $412 million, $374 million and $329 million in Fiscal 2024, Fiscal 2023 and Fiscal 2022, respectively.

Cooperative advertising expense, which represents the Company's participation in advertising expenses of its wholesale customers, is reflected as a reduction to revenue. Expenses related to cooperative advertising for Fiscal 2024, Fiscal 2023 and Fiscal 2022, were $7 million, $9 million and $4 million, respectively.

Shipping and Handling

Inbound freight expenses are recorded as part of cost of goods sold, along with product costs and other costs to acquire inventory. The costs of preparing products for sale, including warehousing expenses, are included in selling, general and administrative expenses in the Company's consolidated statements of operations and comprehensive (loss) income. Outbound freight expenses are recorded as part of selling, general and administrative expenses and include the costs of shipping products to the Company's e-commerce customers. Shipping and handling costs included within selling, general and administrative expenses in the Company's consolidated statements of operations and comprehensive (loss) income were $259 million, $270 million and $236 million for Fiscal 2024, Fiscal 2023 and Fiscal 2022, respectively. Shipping and handling costs charged to customers are included in total revenue.

COVID-19 Related Government Assistance and Subsidies

During Fiscal 2023 and Fiscal 2022, the Company recorded $6 million and $10 million, respectively, related to government assistance and subsidies. These amounts mostly relate to rent support and payroll expense and were recorded as a reduction of selling, general and administrative expenses. The Company did not record any amount related to government assistance and subsidies in Fiscal 2024.

Cash, Cash Equivalents and Restricted Cash

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. Included in the Company's cash and cash equivalents as of March 30, 2024 and April 1, 2023 are credit card receivables of $28 million and $22 million, respectively, which generally settle within two to three business days.

A reconciliation of cash, cash equivalents and restricted cash as of March 30, 2024 and April 1, 2023 from the consolidated balance sheets to the consolidated statements of cash flows is as follows:

	Fiscal Years Ended	
	March 30, 2024	April 1, 2023
Reconciliation of cash, cash equivalents and restricted cash		
Cash and cash equivalents	$ 199	$ 249
Restricted cash included within prepaid expenses and other current assets	6	7
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$ 205	$ 256

Inventories

Inventories primarily consist of finished goods with the exception of raw materials and work in process. The combined total of raw materials and work in process recorded on the Company's consolidated balance sheets as of March 30, 2024 and April 1, 2023 were $45 million and $47 million, respectively. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted-average cost method. Costs include amounts paid to independent manufacturers, plus duties and freight to bring the goods to the Company's warehouses, as well as shipments to stores. The Company continuously evaluates the composition of its inventory and makes adjustments when the cost of inventory is not expected to be fully recoverable. The net realizable value of the Company's inventory is estimated based on historical experience, current and forecasted demand and other market conditions. In addition, reserves for inventory losses are estimated based on historical experience and physical inventory counts. The Company's inventory reserves are estimates, which could vary significantly from actual results if future economic conditions, customer demand or competition differ from expectations. The Company's historical estimates of these adjustments have not differed materially from actual results.

Store Pre-opening Costs

Costs associated with the opening of new retail stores and start up activities are expensed as incurred.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization (carrying value). Depreciation is recorded on a straight-line basis over the expected remaining useful lives of the related assets. Equipment, furniture and fixtures are depreciated over five to seven years, computer hardware and software are depreciated over three to five years. The Company's share of the cost of constructing in-store shop displays within its wholesale customers' floor-space ("shop-in-shops"), which is paid directly to third-party suppliers, is capitalized as property and equipment and is generally amortized over a useful life of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated remaining useful lives of the related assets or the remaining lease term, including highly probable renewal periods. Maintenance and repairs are charged to expense as incurred.

The Company capitalizes, in property and equipment, direct costs incurred during the application development stage and the implementation stage for developing, purchasing or otherwise acquiring software for its internal use. These costs are amortized over the estimated useful lives of the software, generally five years, except for ERP systems which has an estimated useful life of ten years. All costs incurred during the preliminary project stage, including project scoping and identification and testing of alternatives, are expensed as incurred.

Definite-lived Intangible Assets

The Company's definite-lived intangible assets consist of trademarks and customer relationships which are stated at cost less accumulated amortization. The Company's customer relationships are amortized over five to eighteen years. Reacquired rights recorded in connection with the acquisition of Michael Kors (HK) Limited and Subsidiaries ("MKHKL") are amortized through March 31, 2041, the original expiration date of the Michael Kors license agreement in the Greater China region. The trademark for the Michael Kors brand is amortized over twenty years.

Long-lived Assets

The Company evaluates all long-lived assets, including operating lease right-of-use assets, property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. For the purposes of impairment testing, the Company groups long-lived assets at the lowest level of identifiable cash flow. Leasehold improvements are typically amortized over the term of the store lease, including reasonably assured renewals and the shop-in-shops are amortized over a useful life of three to five years. The Company's impairment testing is based on its best estimate of the future operating cash flows. If the sum of the estimated undiscounted future cash flows associated with the asset is less than the asset's carrying value, the Company would recognize an impairment charge, which is measured as the amount by which the carrying value exceeds the fair value of the asset. The fair values determined by management require significant judgment and include certain assumptions regarding future sales and expense growth rates, discount rates and estimates of real estate market fair values. As such, these estimates may differ from actual results and are affected by future market and economic conditions.

During Fiscal 2024, Fiscal 2023 and Fiscal 2022, the Company recorded impairment charges of $88 million, $36 million and $83 million, respectively, which were primarily related to operating lease right-of-use assets and fixed assets of retail store locations. Please refer to Note 8 and Note 14 for additional information.

Goodwill and Other Indefinite-lived Intangible Assets

The Company records intangible assets based on their fair value on the date of acquisition. Goodwill is recorded as the difference between the fair value of the purchase consideration and the fair value of the net identifiable tangible and intangible assets acquired. The brand intangible assets recorded in connection with the acquisitions of Versace and Jimmy Choo were determined to be indefinite-lived intangible assets, which are not subject to amortization. The Company performs an impairment assessment of goodwill, as well as the Versace brand and Jimmy Choo brand intangible assets on an annual basis, or whenever impairment indicators exist. In the absence of any impairment indicators, goodwill, the Versace brand and the Jimmy Choo brand are assessed for impairment during the fourth quarter of each fiscal year. Judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business.

The Company may assess its goodwill and its brand intangible assets for impairment initially using a qualitative approach to determine whether it is more likely than not that the fair value of these assets is greater than their carrying value. When performing a qualitative test, the Company assesses various factors, including industry and market conditions, macroeconomic conditions and performance of its businesses. If the results of the qualitative assessment indicate that it is more likely than not that the goodwill and other indefinite-lived intangible assets are impaired, a quantitative impairment analysis is performed to determine if impairment is required. The Company may also elect to perform a quantitative analysis of goodwill and its indefinite-lived intangible assets initially rather than using a qualitative approach.

The impairment testing for goodwill is performed at the reporting unit level. The Company uses industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, it engages independent third-party valuation specialists. To determine the fair value of a reporting unit, the Company uses a combination of the income and market approaches, when applicable. The Company believes the blended use of both models, when applicable, compensates for the inherent risk associated with either model if used on a stand-alone basis, and this combination is indicative of the factors a market participant would consider when performing a similar valuation. If the fair value of a reporting unit exceeds the related carrying value, the reporting unit's goodwill is considered not to be impaired and no further testing is performed. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is recorded for the difference. These valuations are affected by certain estimates, including future revenue growth rates, future operating expense growth rates, gross margins, discount rates and market multiples. Future events could cause us to conclude that impairment indicators exist and goodwill may be impaired.

When performing a quantitative impairment assessment of brand intangible assets, the fair value of the Versace and the Jimmy Choo brands is estimated using a discounted cash flow analysis based on the "relief from royalty" method, assuming that a third-party would be willing to pay a royalty in lieu of ownership for this intangible asset. This approach is dependent on many factors, including estimates of future revenue growth rates, royalty rates and discount rates. Actual future results may differ from these estimates. An impairment loss is recognized when the estimated fair value of the brand intangible assets is less than its carrying amount.

During the fourth quarter of Fiscal 2024, the Company performed its annual goodwill and indefinite-lived intangible assets impairment analysis for each brand. Based on a qualitative impairment assessment of the Michael Kors reporting units, the Company concluded that it is more likely than not that the fair value of the Michael Kors reporting units exceeded its carrying value and, therefore, was not impaired.

The Company elected to perform quantitative impairment analyses for the Versace and Jimmy Choo reporting units, using a combination of income and market approaches to estimate the fair values of these reporting units. The Company also elected to perform a quantitative impairment analysis for the Versace and Jimmy Choo brand intangible assets using an income approach to estimate the fair values. The Company performed its annual goodwill and indefinite-lived intangible asset impairment analysis for the Versace and Jimmy Choo reporting units, using a combination of income and market approaches to estimate the fair value of each brands' reporting units. The Company also elected to perform a quantitative impairment analysis for both the Versace and Jimmy Choo brand indefinite-lived intangible assets using an income approach to estimate fair values.

Based on the results of these assessments, the Company determined there was no impairment for the Jimmy Choo Licensing reporting unit goodwill as the fair value was significantly higher than the related carrying value. Further, the Company concluded that the fair value of the Jimmy Choo Retail and Wholesale reporting unit goodwill and Retail and Wholesale brand indefinite-lived intangible assets did not exceed their related carrying amounts and the Company recorded impairment. These impairment charges were primarily related to a decline in revenue expectations driven by a softening demand globally for fashion luxury goods. Accordingly, the Company recorded goodwill impairment charges of $192 million related to the Jimmy Choo Retail and Wholesale reporting units. The Jimmy Choo Retail reporting unit's goodwill balance was fully impaired and the Jimmy Choo Wholesale reporting unit had a remaining goodwill balance of $81 million. The Company also recorded impairment charges of $70 million related to the Jimmy Choo Retail and Wholesale brand intangible assets that have remaining balances of $152 million and $63 million, respectively. The impairment charges were recorded within impairment of assets on the Company's consolidated statements of operations and comprehensive (loss) income for the fiscal year ended March 30, 2024.

Further, based on the results of these assessments, the Company determined that there was no impairment for the Versace Retail and Licensing reporting units, as the fair values of these reporting units significantly exceeded the related carrying amounts. Also, there was no impairment for the Versace Wholesale reporting unit as its fair value was approximately 3% higher than the carrying value which has a goodwill balance of $284 million. Additionally, the fair value of the Versace Retail and Wholesale brand indefinite-lived intangible assets did not exceed their related carrying amounts. These impairment charges were primarily related to a slowdown in revenue driven by softening demand globally for fashion luxury goods. During Fiscal 2024, the Company recorded $227 million related to the Versace Retail and Wholesale brand intangible assets that have remaining balances of $507 million and $162 million, respectively. The impairment charges were recorded within impairment of assets on the Company's consolidated statements of operations and comprehensive (loss) income for the fiscal year ended March 30, 2024.

In Fiscal 2023, the Company recorded impairment charges of $82 million related to the Jimmy Choo retail and Jimmy Choo licensing reporting units and $24 million related to the Jimmy Choo brand intangible assets. The impairment charges were recorded within impairment of assets on the Company's consolidated statement of operations and comprehensive (loss) income for the fiscal year ended April 1, 2023. In Fiscal 2022, the Company did not incur any impairment charges. See Note 9 for information relating to the Company's annual impairment analysis performed during the fourth quarter of Fiscal 2024, Fiscal 2023 and Fiscal 2022.

It is possible that the Company's conclusions regarding impairment or recoverability of goodwill or other indefinite-lived intangible assets could change in future periods if, for example, (i) the Company's businesses do not perform as projected, (ii) overall economic conditions in future years vary from current assumptions, (iii) business conditions or strategies change from current assumptions, (iv) discount rates change, (v) market multiples change or (vi) the identification of the Company's reporting units change, among other factors. Such changes could result in a future impairment charges to goodwill and/or other indefinite-lived intangible assets.

Insurance

The Company uses a combination of third-party insurance coverage and self-insurance programs, including a wholly-owned captive insurance entity, to mitigate certain risks, including workers' compensation and employee-related health care benefits. The Company also maintains stop-loss coverage with third-party insurers to limit its exposure arising from certain claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the discounted cost for self-insured claims incurred using actuarial assumptions, historical loss experience, actual payroll and other data. Although the Company believes that it can reasonably estimate losses related to these claims, actual results could differ from these estimates.

The Company also maintains other types of customary business insurance policies, including general liability, directors and officers, marine transport and inventory and business interruption insurance. Insurance recoveries represent gain contingencies and are recorded upon actual settlement with the insurance carrier.

Share-based Compensation

The Company grants share-based awards to certain employees and directors of the Company. The grant date fair value of share options is calculated using the Black-Scholes option pricing model. The Company uses its own historical experience in determining the expected holding period and volatility of its time-based share option awards. The risk-free interest rate is derived from the zero-coupon United States ("U.S.") Treasury Strips yield curve based on the grant's estimated holding period. Determining the grant date fair value of share-based awards requires considerable judgment, including estimating expected volatility, expected term and risk-free rate. If factors change and the Company employs different assumptions, the fair value of future awards and the resulting share-based compensation expense may differ significantly from what the Company has estimated in the past.

The closing market price of the Company's shares on the date of grant is used to determine the grant date fair value of restricted shares, time-based restricted stock units ("RSUs") and performance-based RSUs. These fair values are recognized as expense over the requisite service period, net of estimated forfeitures, based on expected attainment of pre-established performance goals for performance grants, or the passage of time for those grants which have only time-based vesting requirements.

Foreign Currency Translation and Transactions

The financial statements of the majority of the Company's foreign subsidiaries are measured using the local currency as the functional currency. The Company's functional currency is the United States Dollar ("USD") for Capri and its United States based subsidiaries. Assets and liabilities are translated using period-end exchange rates, while revenues and expenses are translated using average exchange rates over the reporting period. The resulting translation adjustments are recorded separately in shareholders' equity as a component of accumulated other comprehensive income. Foreign currency income and loss resulting from the re-measuring of transactions denominated in a currency other than the functional currency of a particular entity are included in foreign currency loss on the Company's consolidated statements of operations and comprehensive (loss) income.

Derivative Financial Instruments

Forward Foreign Currency Exchange Contracts

The Company uses forward foreign currency exchange contracts to manage its exposure to fluctuations in foreign currencies for certain transactions. The Company, in its normal course of business, enters into transactions with foreign suppliers and seeks to minimize risks related to these transactions. The Company employs these forward contracts to hedge the Company's cash flows, as they relate to transactions denominated in foreign currencies. Certain of these contracts are designated as hedges for accounting purposes, while others remain undesignated. All of the Company's derivative instruments are recorded in the Company's consolidated balance sheets at fair value on a gross basis, regardless of their hedge designation.

The Company designates certain contracts related to the purchase of inventory that qualify for hedge accounting as cash flow hedges. Formal hedge documentation is prepared for all derivative instruments designated as hedges, including a description of the hedged transaction, the hedging instrument and the risk being hedged. The changes in the fair value for contracts designated as cash flow hedges are recorded in equity as a component of accumulated other comprehensive income until the hedged item affects earnings. When the inventory related to forecasted inventory purchases that are being hedged is sold to a third-party, the gains or losses deferred in accumulated other comprehensive income are recognized within cost of goods sold. The Company uses regression analysis to assess effectiveness of derivative instruments that are designated as hedges, which compares the change in the fair value of the derivative instrument to the change in the related hedged item. If the hedge is no longer expected to be highly effective, future changes in the fair value are recognized in earnings. For those contracts that are not designated as hedges, changes in the fair value are recorded to foreign currency loss in the Company's consolidated statements of operations and comprehensive (loss) income. The Company classifies cash flows relating to its forward foreign currency exchange contracts related to purchase of inventory consistently with the classification of the hedged item, within cash flows from operating activities.

The Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. In order to mitigate counterparty credit risk, the Company only enters into contracts with carefully selected financial institutions based upon their credit ratings and certain other financial factors, adhering to established limits for credit exposure. The aforementioned forward contracts generally have a term of no more than 12 months. The period of these contracts is directly related to the transactions they are intended to hedge.

Net Investment Hedges

The Company also uses cross currency swap agreements to hedge its net investments in foreign operations against future volatility in the exchange rates between different currencies. The Company has elected the spot method of designating these contracts under ASU 2017-12, "*Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities,*" and has designated these contracts as net investment hedges. The net gain or loss on the net investment hedge is reported within foreign currency translation income (loss) ("CTA"), as a component of accumulated other comprehensive income on the Company's consolidated balance sheets. Interest accruals and coupon payments are recognized directly in interest expense (income), net, in the Company's consolidated statements of operations and comprehensive (loss) income. Upon discontinuation of a hedge, all previously recognized amounts remain in CTA until the net investment is sold or liquidated.

Fair Value Hedges

When a cross-currency swap is designated as a fair value hedge and qualifies as highly effective, the fair value hedge will be recorded at fair value each period on the Company's consolidated balance sheets, with the difference resulting from the changes in the spot rate recognized in foreign currency loss on the Company's consolidated statements of operations and comprehensive (loss) income, which will offset the earnings impact of the original transaction being hedged. If the fair value hedge is terminated and the underlying intercompany loans are settled, the accumulated other comprehensive income ("AOCI") remaining from the hedge at the time of termination will be reclassified to foreign currency loss on the Company's consolidated statements of operations and comprehensive (loss) income.

Income Taxes

Deferred income tax assets and liabilities provide for temporary differences between the tax bases and financial reporting bases of the Company's assets and liabilities using the tax rates and laws in effect for the periods in which the differences are expected to reverse. The Company periodically assesses the realizability of deferred tax assets and the adequacy of deferred tax liabilities, based on the results of local, state, federal or foreign statutory tax audits or estimates and judgments used.

Realization of deferred tax assets associated with net operating loss and tax credit carryforwards are dependent upon generating sufficient taxable income prior to their expiration in the applicable tax jurisdiction. The Company periodically reviews the recoverability of its deferred tax assets and provides valuation allowances, as deemed necessary, to reduce deferred tax assets to amounts that more-likely-than-not will be realized. The Company considers many factors when assessing the likelihood of future realization of deferred tax assets, including recent earnings within various taxing jurisdictions, expectations of future taxable income, the carryforward periods remaining and other factors. Changes in the required valuation allowance are recorded in income in the period such determination is made. Deferred tax assets could be reduced in the future if the Company's estimates of taxable income during the carryforward period are significantly reduced or alternative tax strategies are no longer viable.

The Company recognizes the impact of an uncertain income tax position taken on its income tax returns at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will be recognized if it has less than a 50% likelihood of being sustained. The tax positions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments for those positions. The Company records interest expense and penalties payable to relevant tax authorities as income tax expense.

Leases

The Company leases retail stores, office space and warehouse space under operating lease agreements that expire at various dates through September 2043. The Company's leases generally have terms of up to ten years, generally require fixed rent payments and may require the payment of additional rent if store sales exceed a negotiated amount. Although most of the Company's equipment is owned, the Company has limited equipment leases that expire on various dates through April 2028. The Company acts as sublessor in certain leasing arrangements, primarily related to closed stores under its restructuring initiatives, as defined in Note 11. Fixed sublease payments received are recognized on a straight-line basis over the sublease term. The Company determines the sublease term based on the date it provides possession to the subtenant through the expiration date of the sublease.

The Company recognizes operating lease right-of-use assets and lease liabilities at lease commencement date, based on the present value of fixed lease payments over the expected lease term. The Company uses its incremental borrowing rates to determine the present value of fixed lease payments based on the information available at the lease commencement date, as the rate implicit in the lease is not readily determinable for the Company's leases. The Company's incremental borrowing rates are based on the term of the leases, the economic environment of the leases and reflect the expected interest rate it would incur to borrow on a secured basis. Certain leases include one or more renewal options, generally for the same period as the initial term of the lease. The exercise of lease renewal options is generally at the Company's sole discretion and as such, the Company typically determines that exercise of these renewal options is not reasonably certain. As a result, the Company generally does not include the renewal option period in the expected lease term and the associated lease payments are not included in the measurement of the operating lease right-of-use asset and lease liability. Certain leases also contain termination options with an associated penalty. Generally, the Company is reasonably certain not to exercise these options and as such, they are not included in the determination of the expected lease term. The Company recognizes operating lease expense on a straight-line basis over the lease term.

Leases with an initial lease term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for its short-term leases on a straight-line basis over the lease term.

The Company's leases generally provide for payments of non-lease components, such as common area maintenance, real estate taxes and other costs associated with the leased property. The Company accounts for lease and non-lease components of its real estate leases together as a single lease component and, as such, includes fixed payments of non-lease components in the measurement of the operating lease right-of-use assets and lease liabilities for its real estate leases. Variable lease payments, such as percentage rentals based on location sales, periodic adjustments for inflation, reimbursement of real estate taxes, any variable common area maintenance and any other variable costs associated with the leased property, are expensed as incurred as variable lease costs and are not recorded on the balance sheet. The Company's lease agreements do not contain any material residual value guarantees or material restrictions or covenants.

Debt Issuance Costs and Unamortized Discounts

The Company defers debt issuance costs directly associated with acquiring third-party financing. These debt issuance costs and any discounts on issued debt are amortized on a straight-line basis, which approximates the effective interest method, as interest expense over the term of the related indebtedness. Deferred financing fees associated with the Company's Revolving Credit Facilities are primarily recorded within other assets in the Company's consolidated balance sheets. Deferred financing fees and unamortized discounts associated with the Company's other borrowings are primarily recorded as an offset to long-term debt in the Company's consolidated balance sheets. See Note 12 for additional information.

Net (Loss) Income per Share

The Company's basic net (loss) income per ordinary share is calculated by dividing net (loss) income by the weighted average number of ordinary shares outstanding during the period. Diluted net (loss) income per ordinary share reflects the potential dilution that would occur if RSUs or any other potentially dilutive instruments, including share option grants, were converted or exercised into ordinary shares. These potentially dilutive securities are included in diluted shares to the extent they are dilutive under the treasury stock method for the applicable periods. Performance-based RSUs are included in diluted shares if the related performance conditions are considered satisfied as of the end of the reporting period and to the extent they are dilutive under the treasury stock method.

The components of the calculation of basic net (loss) income per ordinary share and diluted net (loss) income per ordinary share are as follows (in millions, except share and per share data):

| | Fiscal Years Ended | | |
	March 30, 2024	April 1, 2023	April 2, 2022
Numerator:			
Net (loss) income attributable to Capri	$ (229)	$ 616	$ 822
Denominator:			
Basic weighted average shares	117,014,420	132,532,009	149,724,675
Weighted average dilutive share equivalents:			
Share options, restricted stock units, and performance restricted stock units	—	1,470,471	2,773,232
Diluted weighted average shares	117,014,420	134,002,480	152,497,907
Basic net (loss) income per share [(1)]	$ (1.96)	$ 4.65	$ 5.49
Diluted net (loss) income per share [(1)]	$ (1.96)	$ 4.60	$ 5.39

[(1)] Basic and diluted net (loss) income per share are calculated using unrounded numbers.

Diluted net loss per share attributable to Capri for Fiscal 2024 excluded all potentially dilutive securities because there was a net loss attributable to Capri for the period and, as such, the inclusion of these securities would have been anti-dilutive.

Share equivalents of 457,722 shares and 360,378 shares for Fiscal 2023 and Fiscal 2022, respectively, have been excluded from the above calculation due to their anti-dilutive effect.

Noncontrolling Interest

The Company has an ownership interest in the Michael Kors Latin American joint venture, MK (Panama) Holdings, S.A. and subsidiaries of 75%, an ownership interest in the Jimmy Choo EMEA joint venture JC Gulf Trading LLC of 49% and an ownership interest in the Jimmy Choo Macau joint venture J. Choo (Macau) Co. Limited of 70%.

Recently Adopted Accounting Pronouncements

Government Assistance Disclosures

In November 2021, the Financial Accounting Standards Board ("FASB") issued ASU 2021-10, "Disclosures by Business Entities about Government Assistance", which requires all businesses provide annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. These disclosures include providing the nature of the transactions and the related accounting policy used to account for the transactions, the amounts and financial statement line items impacted by these transactions, and the significant terms and conditions of these transactions, including commitments and contingencies related to such transactions. ASU 2021-10 is effective for the Company beginning in its Fiscal 2023 with early adoption permitted. The Company early adopted ASU 2021-10 during the third quarter of Fiscal 2022 and will continue to utilize the grant accounting model.

Supplier Finance Programs

In September 2022, the FASB issued ASU 2022-04, "Disclosure of Supplier Finance Program Obligations" which makes a number of changes. The amendments require a buyer in a supplier finance program to disclose sufficient information about the program to allow users of the financial statements to understand the program's nature, activity during the period, changes from period to period and potential magnitude. The amendments in this update do not affect the recognition, measurement or financial statement presentation of obligations covered by supplier finance programs. The Company adopted the update in the first quarter of Fiscal 2024 on a retrospective basis, except for the requirement to disclose rollforward information, which will be effective for the Company in the first quarter of Fiscal 2025 on a prospective basis. See Note 12 for the Company's disclosures relating to this update.

Recently Issued Accounting Pronouncements

The Company has considered all new accounting pronouncements and, other than the recent pronouncements discussed below, has concluded that there are no new pronouncements that may have a material impact on the Company's results of operations, financial condition or cash flows based on current information.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures". The ASU expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. The ASU is effective for the Company's Annual Report on Form 10-K for the fiscal year ending 2025, and subsequent interim periods, with early adoption permitted. The Company is evaluating the impact of adopting this ASU on the consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", to enhance transparency and decision usefulness of income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, on a prospective basis, with early adoption permitted. The Company is evaluating the impact of adopting this ASU on the consolidated financial statements and related disclosures.

4. Revenue Recognition

The Company accounts for contracts with its customers when there is approval and commitment from both parties, the rights of the parties and payment terms have been identified, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when control of the promised goods or services is transferred to the Company's customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for goods or services.

The Company sells its products through three primary channels of distribution: retail, wholesale and licensing. Within the retail and wholesale channels, substantially all of the Company's revenues consist of sales of products that represent a single performance obligation, where control transfers at a point in time to the customer. For licensing arrangements, royalty and advertising revenue is recognized over time based on access provided to the Company's brands.

The Company has chosen to apply the practical expedient allowing it not to disclose the amount of the transaction price allocated to remaining performance obligations that have an expected duration of 12 months or less.

Retail

The Company generates sales through directly operated stores and e-commerce sites throughout the Americas (United States, Canada and Latin America), certain parts of EMEA (Europe, Middle East and Africa) and certain parts of Asia (Asia and Oceania). Retail revenue is recognized when control of the product is transferred at the point of sale at Company owned stores, including concessions. For e-commerce transactions, control is transferred and revenue is recognized when products are delivered to the customer. To arrive at net sales for retail, gross sales are reduced by actual customer returns, as well as by a provision for estimated future customer returns.

Sales tax collected from retail customers are presented on a net basis and, as such, are excluded from revenue. Shipping and handling costs that are billed to customers are included in net sales, with the related costs recorded in cost of goods sold. Shipping and handling costs that are not billed to customers are accounted for as fulfillment costs.

Gift Cards. The Company sells gift cards that can be redeemed for merchandise, resulting in a contract liability upon issuance. Revenue is recognized when a gift card is redeemed or upon "breakage" for the estimated portion of gift cards that are not expected to be redeemed. "Breakage" revenue is calculated under the proportional redemption methodology, which considers the historical patterns of redemption in jurisdictions where the Company is not required to remit the value of the unredeemed gift cards as unclaimed property. The Company anticipates that substantially all of its outstanding gift cards will be redeemed within the next 12 months. The contract liability related to gift cards, net of estimated "breakage," was $15 million and $14 million as of March 30, 2024 and April 1, 2023, respectively, and is included in accrued expenses and other current liabilities in the Company's consolidated balance sheets.

Loyalty Program. The Company offers a loyalty program, which allows its Michael Kors North America customers to earn points on qualifying purchases toward monetary and non-monetary rewards, which may be redeemed for purchases at Michael Kors retail stores and e-commerce sites. The Company defers a portion of the initial sales transaction based on the estimated relative fair value of the benefits based on projected timing of future redemptions and historical activity. These amounts include estimated "breakage" for points that are not expected to be redeemed.

Wholesale

The Company's products are sold primarily to major department stores, specialty stores and travel retail shops throughout the Americas, EMEA and Asia. The Company also has arrangements where its products are sold to geographic licensees in certain parts of EMEA, Asia and South America. Wholesale revenue is recognized net of estimates for sales returns, discounts, markdowns and allowances, when merchandise is shipped and control of the underlying product is transferred to the Company's wholesale customers. To arrive at net sales for wholesale, gross sales are reduced by provisions for estimated future returns, as well as trade discounts, markdowns, allowances, operational chargebacks and certain cooperative selling expenses. These estimates are developed based on historical trends, actual and forecasted performance and market conditions, and are reviewed by management on a quarterly basis. Unfulfilled, non-cancelable purchase orders for products from wholesale customers (including the Company's geographic licensees) are expected to be fulfilled within the next 12 months.

Licensing

The Company provides its third-party licensees with the right to access its Versace, Jimmy Choo and Michael Kors trademarks under product and geographic licensing arrangements. Under product licensing arrangements, the Company allows third-parties to manufacture and sell luxury goods, including watches and jewelry, fragrances, eyewear and home furnishings, using the Company's trademarks. Under geographic licensing arrangements, third-party licensees receive the right to distribute and sell products bearing the Company's trademarks in retail and/or wholesale channels within certain geographical areas, including Brazil, the Middle East, Eastern Europe, South Africa and certain parts of Asia.

The Company recognizes royalty revenue and advertising contributions based on the percentage of sales made by the licensees. Advertising contributions are received to support the Company's branded advertising and marketing campaigns and are viewed as part of a single performance obligation with the right to access the Company's trademarks. Royalty revenue generated from licenses, which includes contributions for advertising, may be subject to contractual minimum levels, as defined in the contract. Such minimums are generally fixed annually, based on the previous year's sales. Licensing revenue is based on reported current period sales of licensed products at rates that are specified in the license agreements for contracts that are expected to exceed the related guaranteed minimums. If the Company expects the minimum guaranteed amounts to exceed amounts calculated based on actual sales, the guaranteed minimums are recognized ratably over the contractual year to which they relate. Generally, the Company's guaranteed minimum royalty amounts due from licensees relate to contractual periods that do not exceed 12 months, however, some of the Company's guaranteed minimums for Versace are multi-year based. As of March 30, 2024, contractually guaranteed minimum fees from the Company's license agreements expected to be recognized as revenue during future periods were as follows (in millions):

	Contractually Guaranteed Minimum Fees
Fiscal 2025	$ 35
Fiscal 2026	32
Fiscal 2027	28
Fiscal 2028	20
Fiscal 2029	17
Fiscal 2030 and thereafter	13
Total	$ 145

Sales Returns

For the sale of goods with a right of return, the Company recognizes revenue for the consideration for which it expects to be entitled and a refund liability for the amount it expects to refund to its customers within accrued expenses and other current liabilities. The refund liability is estimated based on management's review of historical and current customer returns for its retail and wholesale customers, estimated future returns, adjusted for non-resalable products. The Company also considers its product strategies, as well as the financial condition of its customers, store closings by wholesale customers, changes in the retail environment and other macroeconomic factors. The Company recognizes an asset with a corresponding adjustment to cost of sales for the right to recover the products from its retail and wholesale customers. The refund liability recorded as of March 30, 2024 and April 1, 2023 was $48 million and $54 million, respectively, and the related asset for the right to recover returned product as of March 30, 2024 and April 1, 2023 was $14 million and $17 million, respectively.

Contract Balances

The Company's contract liabilities are recorded within accrued expenses and other current liabilities and other long-term liabilities in its consolidated balance sheets depending on the short- or long-term nature of the payments to be recognized. The Company's contract liabilities primarily consist of gift card liabilities, advanced payments from product licensees and loyalty program liabilities. Total contract liabilities were $23 million and $36 million as of March 30, 2024 and April 1, 2023, respectively. During Fiscal 2024 and Fiscal 2023, the Company recognized $30 million and $13 million in revenue, respectively, relating to contract liabilities that existed at April 1, 2023 and April 2, 2022, respectively. There were no material contract assets recorded as of March 30, 2024 and April 1, 2023.

There were no changes in historical variable consideration estimates that were materially different from actual results.

Disaggregation of Revenue

The following table presents the Company's segment revenues disaggregated by geographic location (in millions):

	Fiscal Years Ended					
	March 30, 2024		April 1, 2023		April 2, 2022	
Versace - the Americas	$	338	$	408	$	408
Versace - EMEA		444		468		425
Versace - Asia		248		230		255
Total Versace revenue		**1,030**		**1,106**		**1,088**
Jimmy Choo - the Americas		176		196		175
Jimmy Choo - EMEA		266		255		229
Jimmy Choo - Asia		176		182		209
Total Jimmy Choo revenue		**618**		**633**		**613**
Michael Kors - the Americas		2,298		2,616		2,627
Michael Kors - EMEA		791		819		835
Michael Kors - Asia		433		445		491
Total Michael Kors revenue		**3,522**		**3,880**		**3,953**
Total - the Americas		2,812		3,220		3,210
Total - EMEA		1,501		1,542		1,489
Total - Asia		857		857		955
Total revenue	$	**5,170**	$	**5,619**	$	**5,654**

5. Leases

The following table presents supplemental balance sheet information related to leases (in millions):

	Balance Sheet Location	March 30, 2024		April 1, 2023	
Assets					
Operating leases	Operating lease right-of-use assets	$	1,438	$	1,330
Liabilities					
Current:					
Operating leases	Short-term portion of operating lease liabilities	$	400	$	429
Non-current:					
Operating leases	Long-term portion of operating lease liabilities	$	1,452	$	1,348

The components of net lease costs for the fiscal year ended March 30, 2024 and April 1, 2023 were as follows (in millions):

	Consolidated Statement of Operations and Comprehensive (Loss) Income Location	March 30, 2024		April 1, 2023	
Operating lease cost	Selling, general and administrative expenses	$	402	$	405
Variable lease cost [1]	Selling, general and administrative expenses		201		170
Short-term lease cost	Selling, general and administrative expenses		3		8
Sublease income	Selling, general and administrative expenses		(7)		(9)
Total lease cost, net		$	599	$	574

[1] The Company elected to account for rent concessions negotiated in connection with COVID-19 as if it were contemplated as part of the existing contract and these concessions are recorded as variable lease expense. For the fiscal year ended March 30, 2024, there were no rent concessions due to COVID-19. For the fiscal year ended April 1, 2023, rent concessions due to COVID-19 were $14 million.

The following table presents the Company's supplemental cash flow information related to leases (in millions):

	March 30, 2024		April 1, 2023	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows used in operating leases	$	516	$	501
Non-cash transactions:				
Lease assets obtained in exchange for new lease liabilities		528		344
Rent concessions due to COVID-19		—		14

The following tables summarizes the weighted average remaining lease term and weighted average discount rate related to the Company's operating lease right-of-use assets and lease liabilities recorded on the balance sheets as of March 30, 2024 and April 1, 2023:

	March 30, 2024	April 1, 2023
Operating leases:		
Weighted average remaining lease term (years)	6.6	5.9
Weighted average discount rate	4.3 %	3.3 %

At March 30, 2024, the future minimum lease payments under the terms of these noncancelable operating lease agreements are as follows (in millions):

	March 30, 2024
Fiscal 2025	$ 464
Fiscal 2026	372
Fiscal 2027	291
Fiscal 2028	243
Fiscal 2029	190
Thereafter	600
Total lease payments	2,160
Less: interest	(308)
Total lease liabilities	$ 1,852

At March 30, 2024, the future minimum sublease income under the terms of these noncancelable operating lease agreements are as follows (in millions):

	March 30, 2024
Fiscal 2025	$ 10
Fiscal 2026	8
Fiscal 2027	7
Fiscal 2028	7
Fiscal 2029	3
Thereafter	5
Total sublease income	$ 40

Additionally, the Company had approximately $55 million and $139 million of future payment obligations related to executed lease agreements for which the related lease has not yet commenced as of March 30, 2024 and April 1, 2023, respectively.

See Note 3 for additional information on the Company's accounting policies related to leases.

6. Receivables, net

Receivables, net, consist of (in millions):

	March 30, 2024		April 1, 2023	
Trade receivables [(1)]	$	360	$	412
Receivables due from licensees		19		14
		379		426
Less: allowances		(47)		(57)
Total receivables, net	$	332	$	369

[(1)] As of March 30, 2024 and April 1, 2023, $102 million and $96 million, respectively, of trade receivables were insured.

Receivables are presented net of allowances for discounts, markdowns, operational chargebacks and credit losses. Discounts are based on open invoices where trade discounts have been extended to customers. Markdowns are based on wholesale customers' sales performance, seasonal negotiations with customers, historical deduction trends and an evaluation of current market conditions. Operational chargebacks are based on deductions taken by customers, net of expected recoveries. Such provisions, and related recoveries, are reflected in revenues.

The Company's allowance for credit losses is determined through analysis of periodic aging of receivables and assessments of collectability based on an evaluation of historic and anticipated trends, the financial condition of the Company's customers and the impact of general economic conditions. The past due status of a receivable is based on its contractual terms. Amounts deemed uncollectible are written off against the allowance when it is probable the amounts will not be recovered. Allowance for credit losses was $13 million and $8 million as of March 30, 2024 and April 1, 2023, respectively. The Company had credit losses of $6 million, $5 million and $7 million, respectively, for Fiscal 2024, Fiscal 2023 and Fiscal 2022.

7. Concentration of Credit Risk, Major Customers and Suppliers

Financial instruments that subject the Company to concentration of credit risk are cash and cash equivalents and receivables. As part of its ongoing procedures, the Company monitors its concentration of deposits with various financial institutions in order to avoid any undue exposure. The Company mitigates its risk by depositing cash and cash equivalents in major financial institutions. The Company also mitigates its credit risk by obtaining insurance coverage for a portion of its receivables (see Note 6). No individual customer accounted for 10% or more of the Company's total revenues during Fiscal 2024, Fiscal 2023 or Fiscal 2022.

The Company contracts for the purchase of finished goods principally with independent third-party contractors, whereby the contractor is generally responsible for all manufacturing processes. Although the Company does not have any long-term agreements with any of its manufacturing contractors, the Company believes it has mutually satisfactory relationships with them. The Company allocates product manufacturing among agents and contractors based on their capabilities, the availability of production capacity, quality, pricing and delivery. The inability of certain contractors to provide needed services on a timely basis could adversely affect the Company's operations and financial condition. For Fiscal 2024, Fiscal 2023 and Fiscal 2022, one contractor accounted for approximately 12%, 15% and 17%, respectively, of the Company's total finished goods purchases, based on dollar volume.

The Company also has relationships with various agents who source finished goods with numerous contractors on behalf of its Michael Kors brand. For Fiscal 2024, Fiscal 2023 and Fiscal 2022, one agent sourced approximately 14%, 15% and 14%, respectively, of Michael Kors finished goods, based on dollar volume.

8. Property and Equipment, net

Property and equipment, net, consists of (in millions):

	March 30, 2024	April 1, 2023
Leasehold improvements	$ 535	$ 577
Computer equipment and software	279	237
Furniture and fixtures	187	216
Equipment	112	106
Building	49	48
In-store shops	43	44
Land	18	18
Total property and equipment, gross	1,223	1,246
Less: accumulated depreciation and amortization	(726)	(784)
Subtotal	497	462
Construction-in-progress	82	90
Total property and equipment, net	$ 579	$ 552

Depreciation and amortization of property and equipment for the fiscal years ended March 30, 2024, April 1, 2023, and April 2, 2022 totaled $143 million, $135 million and $144 million, respectively. During Fiscal 2024, Fiscal 2023 and Fiscal 2022, the Company recorded property and equipment impairment charges of $11 million, $3 million and $7 million, respectively, primarily related to the Company's retail store locations. See Note 14 for information related to property and equipment impairment charges.

9. Intangible Assets and Goodwill

The following table details the carrying values of the Company's intangible assets other than goodwill (in millions):

	March 30, 2024			April 1, 2023		
	Gross Carrying Amount	Accumulated Amortization/ Impairment	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization/ Impairment	Net Carrying Amount
Definite-lived intangible assets:						
Reacquired rights	$ 400	$ 126	$ 274	$ 400	$ 109	$ 291
Trademarks	23	23	—	23	23	—
Customer relationships	401	165	236	397	136	261
Total definite-lived intangible assets	824	314	510	820	268	552
Indefinite-lived intangible assets:						
Jimmy Choo brand [1]	558	343	215	550	273	277
Versace brand [2]	896	227	669	899	—	899
Total indefinite-lived intangible assets	1,454	570	884	1,449	273	1,176
Total intangible assets, excluding goodwill	$ 2,278	$ 884	$ 1,394	$ 2,269	$ 541	$ 1,728

[1] The year-over-year change in net carrying amount reflects an impairment charge of $70 million and foreign currency translation of $8 million for the fiscal year ended March 30, 2024. For the fiscal year ended April 1, 2023, the Company recorded impairment charges of $24 million.

[2] The year-over-year change in net carrying amount reflects an impairment charge of $227 million and foreign currency translation of $3 million for the fiscal year ended March 30, 2024. There were no impairment charges for the fiscal year ended April 1, 2023.

Reacquired rights relate to the Company's reacquisition of the rights to use the Michael Kors trademarks and to import, sell, advertise and promote certain of its products in the previously licensed territories in the Greater China region and are being amortized through March 31, 2041, the expiration date of the former licensing agreement. The trademarks relate to the Michael Kors brand name and are amortized over twenty years. Customer relationships are generally amortized over five to eighteen years. Amortization expense for the Company's definite-lived intangibles was $45 million, $44 million and $49 million, respectively, for each of the fiscal years ended March 30, 2024, April 1, 2023 and April 2, 2022.

Indefinite-lived intangible assets other than goodwill included the Versace and Jimmy Choo brands, which were recorded in connection with the acquisitions of Versace and Jimmy Choo, and have an indefinite life as they are essential to the Company's ability to operate the Versace and Jimmy Choo businesses for the foreseeable future.

Estimated amortization expense for each of the next five years is as follows (in millions):

Fiscal 2025	$	44
Fiscal 2026		44
Fiscal 2027		44
Fiscal 2028		44
Fiscal 2029		43
Fiscal 2030 and thereafter		291
Total	$	510

The future amortization expense above reflects weighted-average estimated remaining useful lives of seventeen years for reacquired rights and nine years for customer relationships.

The following table details the changes in goodwill for each of the Company's reportable segments (in millions):

	Versace		Jimmy Choo		Michael Kors		Total	
Balance at April 2, 2022	$	874	$	424	$	120	$	1,418
Impairment charges [1]		—		(82)		—		(82)
Foreign currency translation		(17)		(26)		—		(43)
Balance at April 1, 2023		857		316		120		1,293
Impairment charges [1]		—		(192)		—		(192)
Foreign currency translation		(4)		9		—		5
Balance at March 30, 2024	$	853	$	133	$	120	$	1,106

---

[1] The Company recorded impairment charges of $192 million during Fiscal 2024 related to the Jimmy Choo retail and wholesale reporting units. As of March 30, 2024, the Company had accumulated impairment charges of $539 million related to its Jimmy Choo reporting units.

The Company's goodwill and the Versace and Jimmy Choo brands are not subject to amortization but are evaluated for impairment annually in the last quarter of each fiscal year, or whenever impairment indicators exist. During the fourth quarter of Fiscal 2024, the Company performed its annual goodwill and indefinite-lived intangible asset impairment analysis. The Company performed its goodwill impairment assessment for its Michael Kors reporting units using a qualitative assessment. Based on the results of the Company's qualitative impairment assessment, the Company concluded that it is more likely than not that the fair value of the Michael Kors' reporting units exceeded their carrying values and, therefore, were not impaired.

The Company performed its annual goodwill and indefinite-lived intangible asset impairment analysis for both the Versace and Jimmy Choo reporting units, using a combination of income and market approaches to estimate the fair value of each brands' reporting units. The Company also elected to perform an impairment analysis for both the Versace and Jimmy Choo brand indefinite-lived intangible assets using an income approach to estimate their fair values. Based on the results of these assessments, the Company determined there was no impairment for the Jimmy Choo Licensing reporting unit goodwill and Versace reporting units goodwill as the fair values of the reporting units and the brand intangible assets exceeded the related carrying amounts.

However, the Company concluded that the fair value of the Jimmy Choo Retail and Wholesale reporting units goodwill and Retail and Wholesale brand indefinite-lived intangible assets did not exceed their related carrying amounts and recorded impairment charges. These impairment charges were primarily related to a continued decline in revenue trends from prior expectations. Additionally, the Versace Retail and Wholesale brand indefinite-lived intangible assets did not exceed their related carrying amounts. These impairment charges were primarily related to a slowdown in revenue driven predominantly by softening demand globally for fashion luxury goods.

Accordingly, the Company recorded goodwill impairment charges of $192 million related to the Jimmy Choo Retail and Wholesale reporting units, $70 million related to the Jimmy Choo Retail and Wholesale brand intangible assets and $227 million related to the Versace Retail and Wholesale brand intangible assets during Fiscal 2024.

In total, $489 million of impairment was recorded related to goodwill and indefinite lived intangible assets within impairment of assets on the Company's consolidated statement of operations and comprehensive (loss) income for the fiscal year ended March 30, 2024.

In Fiscal 2023, the Company recorded goodwill impairment charges of $82 million related to the Jimmy Choo Retail and Wholesale reporting units and $24 million related to the Jimmy Choo brand intangible assets. The impairment charges were recorded within impairment of assets on the Company's consolidated statement of operations and comprehensive (loss) income for the fiscal year ended April 1, 2023. In Fiscal 2022, the Company did not incur any impairment charges. See Note 14 for additional information.

10. Current Assets and Current Liabilities

Prepaid expenses and other current assets consist of the following (in millions):

	March 30, 2024		April 1, 2023	
Prepaid taxes	$	88	$	105
Interest receivable related to hedges		42		10
Prepaid contracts		21		22
Other accounts receivables		8		10
Other		56		48
Total prepaid expenses and other current assets	$	215	$	195

Accrued expenses and other current liabilities consist of the following (in millions):

	March 30, 2024		April 1, 2023	
Return liabilities	$	48	$	54
Accrued capital expenditures		35		33
Other taxes payable		29		32
Accrued advertising and marketing		29		26
Restructuring liability		22		1
Professional services		18		14
Accrued rent [(1)]		17		18
Accrued interest		17		16
Accrued purchases and samples		16		8
Gift and retail store credits		15		14
Advance royalties		4		18
Accrued litigation		4		12
Other		56		68
Total accrued expenses and other current liabilities	$	310	$	314

[(1)] The accrued rent balance relates to variable lease payments.

11. Restructuring and Other Expense

Restructuring Charges - Global Optimization Plan

During the fourth quarter of Fiscal 2024, the Board of Directors of the Company approved a Global Optimization Plan in order to streamline the Company's operating model, maximize efficiency and support long-term profitable growth.

During Fiscal 2024, the Company closed 7 of its retail stores which have been incorporated into the Global Optimization Plan. Net restructuring expenses recorded in connection with the Global Optimization Plan during Fiscal 2024 was $26 million, of which $22 million were related to organizational efficiency initiatives consisting primarily of severance and employee-related costs and $4 million of lease termination and other store closure costs. The below table presents a roll forward of the Company's restructuring liability related to its Global Optimization Plan (in millions):

	Severance and benefit costs	Lease-related and other costs	Total
Balance at April 1, 2023	$ —	$ —	$ —
Additions charged to expense	22	2 [1]	24
Payments	(1)	(1)	(2)
Balance at March 30, 2024	$ 21	$ 1	$ 22

[1] Excludes $2 million of impairment charges related to operating lease right-of-use assets recorded within restructuring and other expense on the consolidated statement of operations and comprehensive (loss) income for the fiscal year ended March 30, 2024.

Other Charges

During Fiscal 2024, the Company recorded net costs of $7 million primarily related to expenses for equity awards associated with the acquisition of Versace and severance for certain employees, partially offset by a $10 million gain on the sale of a long-lived corporate asset.

During Fiscal 2023, the Company recorded costs of $16 million primarily relating to equity awards associated with the acquisition of Versace. During Fiscal 2022, the Company recorded costs of $33 million primarily relating to equity awards associated with the acquisition of Versace and the closure of certain corporate locations.

Restructuring Charges - Capri Retail Store Optimization Program

During Fiscal 2022, the Company completed its plan to close certain retail stores as part of its Capri Retail Store Optimization Program closing a total of 66 stores during Fiscal 2022. Net restructuring charges recorded in connection with the Capri Retail Store Optimization Program was $9 million during Fiscal 2022. There were no charges related to the Capri Retail Store Optimization Program in Fiscal 2023.

12. Debt Obligations

The following table presents the Company's debt obligations (in millions):

	March 30, 2024		April 1, 2023	
Revolving Credit Facilities	$	764	$	874
Versace Term Loan		486		488
Senior Notes due 2024 [(1)]		450		450
Other		24		17
Total debt		1,724		1,829
Less: Unamortized debt issuance costs		1		2
Total carrying value of debt		1,723		1,827
Less: Short-term debt [(1)]		462		5
Total long-term debt	$	1,261	$	1,822

[(1)] As of March 30, 2024, the Senior Notes, due in November 2024, are recorded within short-term debt on the Company's consolidated balance sheets.

Senior Revolving Credit Facility

On July 1, 2022, the Company entered into a revolving credit facility (the "2022 Credit Facility") with, among others, JPMorgan Chase Bank, N.A. ("JPMorgan Chase"), as administrative agent (the "Administrative Agent"), which refinanced its existing senior unsecured revolving credit facility. The Company, a U.S. subsidiary of the Company, a Canadian subsidiary of the Company, a Dutch subsidiary of the Company and a Swiss subsidiary of the Company are the borrowers under the 2022 Credit Facility, and the borrowers and certain subsidiaries of the Company provide unsecured guaranties of the 2022 Credit Facility. The 2022 Credit Facility replaced the third amended and restated senior unsecured credit facility, dated as of November 15, 2018 (the "2018 Credit Facility").

The 2022 Credit Facility provides for a $1.5 billion revolving credit facility (the "2022 Revolving Credit Facility"), which may be denominated in U.S. Dollars and other currencies, including Euros, Canadian Dollars, Pounds Sterling, Japanese Yen and Swiss Francs. The 2022 Revolving Credit Facility also includes sub-facilities for the issuance of letters of credit of up to $125 million and swing line loans at the Administrative Agent's discretion of up to $100 million. The Company has the ability to expand its borrowing availability under the 2022 Credit Facility in the form of increased revolving commitments or one or more tranches of term loans by up to an additional $500 million, subject to the agreement of the participating lenders and certain other customary conditions.

Borrowings under the 2022 Credit Facility bear interest, at the Company's option, at the following rates:

- For loans denominated in U.S. Dollars, (A) an alternate base rate, which is the greatest of (a) the prime rate publicly announced from time to time by JPMorgan Chase, (b) the greater of the federal funds effective rate and the Federal Reserve Bank of New York overnight bank funding rate and zero, plus 50 basis points, and (c) the greater of term Secured Overnight Financing Rate ("SOFR") for an interest period of one month plus 10 basis points and zero, plus 100 basis points, (B) the greater of term SOFR for the applicable interest period plus 10 basis points ("Adjusted Term SOFR") and zero or (C) the greater of daily simple SOFR plus 10 basis points and zero;
- For loans denominated in Pounds Sterling, the greater of Secured Overnight Index Average ("SONIA") and zero;
- For loans denominated in Swiss Francs, the greater of Swiss Average Rate Overnight ("SARON") and zero;
- For loans denominated in Euro, the greater of Euro Interbank Offer Rate ("EURIBOR") for the applicable interest period adjusted for statutory reserve requirements ("Adjusted EURIBOR Rate") and zero;
- For loans denominated in Canadian Dollars, the greater of the rate applicable to Canadian Dollar Canadian banker's acceptances quoted on Reuters for the applicable interest period adjusted for statutory reserve requirements ("Adjusted CDOR Rate") and zero; and
- For loans denominated in Japanese Yen, the greater of Tokyo Interbank Offer Rate ("TIBOR") for the applicable interest period adjusted for statutory reserve requirements ("Adjusted TIBOR Rate") and zero; in each case, plus an applicable margin based on the Company's public debt ratings and/or net leverage ratio.

The 2022 Credit Facility provides for an annual administration fee and a commitment fee equal to 7.5 basis points to 17.5 basis points per annum, which was 15.0 basis points as of March 30, 2024. The fees are based on the Company's public debt ratings and/or net leverage ratio, applied to the average daily unused amount of the 2022 Credit Facility.

Loans under the 2022 Credit Facility may be prepaid and commitments may be terminated or reduced by the borrowers without premium or penalty other than customary "breakage" costs with respect to loans bearing interest based upon Adjusted Term SOFR, the Adjusted EURIBOR Rate, the Adjusted CDOR Rate and the Adjusted TIBOR Rate.

The 2022 Credit Facility requires the Company to maintain a net leverage ratio as of the end of each fiscal quarter of no greater than 4.0 to 1.0. Such net leverage ratio is calculated as the ratio of the sum of total indebtedness as of the date of the measurement plus the capitalized amount of all operating lease obligations, minus unrestricted cash and cash equivalents not to exceed $200 million, to Consolidated EBITDAR for the last four consecutive fiscal quarters. Consolidated EBITDAR is defined as consolidated net income plus provision for taxes based on income, profits or capital, net interest expense, depreciation and amortization expense, consolidated rent expense and other non-cash losses, charge and expenses, subject to certain additions and deductions. The 2022 Credit Facility also includes covenants that limit additional indebtedness, liens, acquisitions and other investments, restricted payments and affiliate transactions.

The 2022 Credit Facility also contains events of default customary for financings of this type, including, but not limited to, payment defaults, material inaccuracy of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy or insolvency, certain events under the Employee Retirement Income Security Act, material judgments, actual or asserted failure of any guaranty supporting the 2022 Credit Facility to be in full force and effect, and changes of control. If such an event of default occurs and is continuing, the lenders under the 2022 Credit Facility would be entitled to take various actions, including, but not limited to, terminating the commitments and accelerating amounts outstanding under the 2022 Credit Facility.

The Company had $764 million and $874 million of borrowings outstanding under the 2022 Revolving Credit Facility as of March 30, 2024 and April 1, 2023, respectively. In addition, stand-by letters of credit of $2 million and $3 million were outstanding as of March 30, 2024 and April 1, 2023, respectively. At March 30, 2024 and April 1, 2023, the amount available for future borrowings under the 2022 Revolving Credit Facility were $734 million and $623 million, respectively.

The Company had $5 million and $6 million of deferred financing fees related to Revolving Credit Facilities as of March 30, 2024 and April 1, 2023, respectively, and are recorded within other assets in the Company's consolidated balance sheets.

Versace Term Loan

On December 5, 2022, Gianni Versace S.r.l., a wholly owned subsidiary of Capri Holdings Limited, entered into a credit facility with Intesa Sanpaolo S.p.A., Banco Nazionale del Lavoro S.p.A., and UniCredit S.p.A., as arrangers and lenders, and Intesa Sanpaolo S.p.A., as agent, which provides a senior unsecured term loan (the "Versace Term Loan") in an aggregate principal amount of €450 million (approximately $486 million). The Versace Term Loan is not subject to amortization and matures on December 5, 2025. The Company provides an unsecured guaranty of the Versace Term Loan.

The Versace Term Loan bears interest at a rate per annum equal to the greater of EURIBOR for the applicable interest period and zero, plus a margin of 1.35%.

The Versace Term Loan may be prepaid without premium or penalty other than customary "breakage" costs. The Versace Term Loan requires the Company to maintain a net leverage ratio as of the end of each fiscal quarter of no greater than 4.0 to 1.0. Such net leverage ratio is calculated as the ratio of the sum of total indebtedness as of the date of the measurement plus the capitalized amount of all operating lease obligations, minus unrestricted cash and cash equivalents not to exceed $200 million, to Consolidated EBITDAR for the last four consecutive fiscal quarters. Consolidated EBITDAR is defined as consolidated net income plus provision for taxes based on income, profits or capital, net interest expense, depreciation and amortization expense, consolidated rent expense and other non-cash losses, charge and expenses, subject to certain additions and deductions. The Versace Term Loan also includes covenants that limit additional financial indebtedness, liens, acquisitions, loans and guarantees, restricted payments and mergers of GIVI Holding S.r.l., Gianni Versace S.r.l. and their respective subsidiaries.

The Versace Term Loan contains events of default customary for financings of this type, including, but not limited to payment defaults, material inaccuracy of representations and warranties, covenant defaults, cross-defaults to material financial indebtedness, certain events of bankruptcy or insolvency, illegality or repudiation of any loan document under the Versace Term Loan or any failure thereof to be in full force and effect, and changes of control. If such an event of default occurs and is continuing, the lenders under the Versace Term Loan would be entitled to take various actions, including, but not limited to, accelerating amounts outstanding under the Versace Term Loan.

As of March 30, 2024, the carrying value of the Versace Term Loan was $485 million, net of $1 million of deferred financing fees, which was recorded within long-term debt in the Company's consolidated balance sheets.

As of March 30, 2024, and the date these financial statements were issued, the Company was in compliance with all covenants related to the 2022 Credit Facility and the Versace Term Loan.

Senior Notes

On October 20, 2017, Michael Kors (USA), Inc. (the "Issuer"), the Company's wholly owned subsidiary, completed its offering of $450 million aggregate principal amount senior notes due November 1, 2024 (the "Senior Notes"), pursuant to an exemption from registration under the Securities Act of 1933, as amended. The Senior Notes were issued under an indenture dated October 20, 2017, among the Issuer, the Company, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee (the "Indenture"). The Senior Notes were issued to finance a portion of the Company's acquisition of Jimmy Choo and certain related refinancing transactions.

As of March 30, 2024, the Senior Notes bear interest at a rate of 4.250% per year, subject to adjustments from time to time if either Moody's or S&P (or a substitute rating agency therefore) downgrades (or downgrades and subsequently upgrades) the credit rating assigned to the Senior Notes. Interest on the Senior Notes is payable semi-annually on May 1 and November 1 of each year, beginning on May 1, 2018.

The Senior Notes are unsecured and are guaranteed by the Company and its existing and future subsidiaries that guarantee or are borrowers under the 2022 Credit Facility (subject to certain exceptions, including subsidiaries organized in China). The Senior Notes may be redeemed at the Company's option at any time in whole or in part at a price equal to 100% of the principal amount, plus accrued and unpaid interest, plus a "make-whole" amount calculated at the applicable Treasury Rate plus 30 basis points.

The Senior Notes rank equally in right of payment with all of the Issuer's and guarantors' existing and future senior unsecured indebtedness, senior in right of payment to any future subordinated indebtedness, effectively subordinated in right of payment to any of the Company's subsidiaries' obligations and any of the Company's secured obligations, to the extent of the assets securing such obligations.

The Indenture contains covenants, including those that limit the Company's ability to create certain liens and enter into certain sale and leaseback transactions. In the event of a "Change of Control Triggering Event," as defined in the Indenture, the Issuer will be required to make an offer to repurchase the Senior Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the Senior Notes being repurchased plus any unpaid interest. These covenants are subject to important limitations and exceptions, as per the Indenture.

As of March 30, 2024, the carrying value of the Senior Notes is $450 million, which is recorded within short-term debt in the Company's consolidated balance sheets. As of April 1, 2023, the carrying value of the Senior Notes was $449 million, net of issuance costs and unamortized discount of $1 million, which was recorded within long-term debt in the Company's consolidated balance sheets.

Supplier Financing Program

The Company offers a supplier financing program which enables certain inventory suppliers, at their sole discretion, to sell their receivables (i.e., the Company's payment obligations to suppliers) to a financial institution on a non-recourse basis in order to be paid earlier than current payment terms provide. The Company's obligations, including the amount due and scheduled payment dates, which generally do not exceed 90 days, are not impacted by a suppliers' decision to participate in this program. The Company does not reimburse suppliers for any costs they incur to participate in the program and their participation is voluntary. The amount outstanding under this program as of March 30, 2024 and April 1, 2023 was $11 million and $4 million, respectively and is presented as short-term debt in the Company's consolidated balance sheets.

Japan Credit Facility

As of March 30, 2024, the Company's subsidiary in Japan had a short term credit facility ("Japan Credit Facility") with Mitsubishi UFJ Financial Group ("MUFJ"), which may be used to fund general working capital needs of Michael Kors Japan K.K., subject to the bank's discretion. The Japan Credit Facility is in effect until the Company's decides to terminate the revolving line of credit. The Japan Credit Facility provides Michael Kors Japan K.K. with a revolving credit line of up to ¥1.0 billion ($7 million). The Japan Credit Facility bears interest at a rate posted by the Bank plus 0.300% two business days prior to the date of borrowing or the date of interest renewal. As of March 30, 2024 and April 1, 2023, there were no borrowings outstanding under the Japan Credit Facility.

Hong Kong Credit Facilities

As of March 30, 2024, the Company's Hong Kong subsidiary, Michael Kors (HK) Limited and Subsidiaries ("MKHKL"), had an uncommitted credit facility ("HK HSBC Credit Facility") with HSBC Bank ("HSBC"), which may be used to fund general working capital needs of MKHKL through February 2025 subject to HSBC's discretion. The HK Credit Facility provides MKHKL with a revolving line of credit of up to 50 million Hong Kong dollars ($6 million), which includes bank guarantees of up to 20 million Hong Kong dollars ($3 million). Borrowings under the HK HSBC Credit Facility must be made in increments of at least 5 million Hong Kong dollars and bear interest at the Hong Kong Interbank Offered Rate ("HIBOR") plus 200 basis points. As of March 30, 2024 and April 1, 2023, there were no borrowings outstanding under the HK HSBC Credit Facility.

As of March 30, 2024, the Company's Hong Kong subsidiary, MKHKL, had a short-term credit facility ("HK SCB Credit Facility") with Standard Charter Bank ("SCB"), which may be used to fund general working capital needs, not to exceed 12 months. The HK SCB Credit Facility is in effect through November 2024. The HK SCB Credit Facility provides MKHKL with a revolving loan of up to 20 million Hong Kong dollars ($3 million). Borrowings under the HK SCB Credit Facility bear interest at 1.5% per annum at the time of borrowing. As of March 30, 2024 and April 1, 2023, there were no borrowings outstanding under the HK SCB Credit Facility.

China Credit Facilities

As of March 30, 2024, the Company's subsidiary in China, Michael Kors Trading (Shanghai) Company Limited ("MKTSCL"), had a short-term credit facility ("China HSBC Credit Facility") with HSBC, which may be used to fund general working capital needs, not to exceed 12 months. The China Credit Facility is in effect through August 2024. The China HSBC Credit Facility provides MKTSCL with a Revolving Loan Facility of up to RMB 65 million ($9 million), which includes a revolving loan of RMB 35 million ($5 million), an overdraft facility with a credit line of RMB 10 million ($1 million) and a non-financial bank guarantee facility of RMB 20 million ($3 million) or its equivalent in another currency, at lender's discretion. Borrowings under the China HSBC Credit Facility bear interest at plus 0.42% of the applicable People's Bank of China's benchmark lending rate at the time of borrowing. As of March 30, 2024 and April 1, 2023, there were no borrowings outstanding under the China HSBC Credit Facility.

As of March 30, 2024, the Company's subsidiary in China, MKTSCL, had a short-term credit facility ("China SCB Credit Facility") with SCB, which may be used to fund general working capital needs, not to exceed 12 months. The China SCB Credit Facility is in effect through January 2025. The China SCB Credit Facility provides MKTSCL with a Revolving Loan Facility of up to RMB 30 million ($4 million), which includes a revolving loan of RMB 20 million ($3 million) and a bank guarantee with a sublimit of the revolving loan of RMB 10 million ($1 million). Borrowings under the China SCB Credit Facility bear interest at plus 0.15% of the applicable People's Bank of China's benchmark lending rate at the time of borrowing. As of March 30, 2024 and April 1, 2023, there were no borrowings outstanding under the China SCB Credit Facility.

Versace Facilities

During Fiscal 2023, the Company's subsidiary, GIVI Holding S.r.l. ("GIVI"), entered into an agreement with Banco BPM Banking Group ("the Bank") to sell certain tax receivables to the Bank in exchange for cash. The arrangement was determined to be a financing arrangement because the de-recognition criteria for the receivables was not met at the time of the cash receipt from the Bank. As of March 30, 2024, the outstanding balance was $11 million, with $1 million and $10 million recorded within short-term debt and long-term debt, respectively, in the Company's consolidated balance sheets.

As of March 30, 2024, the Company's subsidiary, Gianni Versace S.r.l. ("Versace"), had two uncommitted short-term credit facilities, one with Unicredit and the other with Intesa ("Versace Credit Facilities"), which may be used for general working capital needs of Versace. The Versace Credit Facilities are in effect until Unicredit or Intesa decides to terminate the credit facilities. The Versace Credit Facilities provide Versace with a swing line of credit of up to €25 million ($26 million), with interest set by Unicredit or Intesa on the date of borrowing. As of March 30, 2024 and April 1, 2023, there were no borrowings outstanding under the Versace Credit Facility.

As of March 30, 2024, Versace had an uncommitted short-term credit facility with BNP Paribas ("Versace BNP Credit Facility"), which may be used for general working capital needs of Versace. The Versace BNP Credit Facility is in effect until BNP Paribas decides to terminate the credit facility. The Versace BNP Credit Facility provides Versace with a swing line of credit of up to €20 million ($22 million), which includes a bank guarantee of €5 million ($5 million), with interest set by BNP Paribas on the date of borrowing. As of March 30, 2024 and April 1, 2023, there were no borrowings outstanding under the Versace BNP Credit Facility. As of March 30, 2024, there were no bank guarantees outstanding under this facility.

13. Commitments and Contingencies

Commitments

The Company has issued stand-by letters of credit to guarantee certain of its retail and corporate operating lease commitments, aggregating $32 million at March 30, 2024, including $2 million in letters of credit issued under the Revolving Credit Facility.

Other Commitments

As of March 30, 2024, the Company also has other contractual commitments aggregating $2.396 billion, which consist of inventory purchase commitments of $582 million, debt obligations of $1.724 billion and other contractual obligations of $90 million, which primarily relate to the Company's marketing and advertising obligations, information technology agreements and supply agreements.

Long-term Employment Contract

The Company has an employment agreement with the Chief Creative Officer of the Michael Kors brand that provides for continuous employment through the date of the officer's death or permanent disability at an annual salary of $1 million. In addition to salary, the agreement provides for an annual bonus and other employee related benefits.

Contingencies

In the ordinary course of business, the Company is party to various legal proceedings and claims. Refer to Item 3. Legal Proceedings for additional information.

14. Fair Value Measurements

Financial assets and liabilities are measured at fair value using the three-level valuation hierarchy for disclosure of fair value measurements. The determination of the applicable level within the hierarchy of a particular asset or liability depends on the inputs used in the valuation as of the measurement date, notably the extent to which the inputs are market-based (observable) or internally derived (unobservable). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs are inputs based on a company's own assumptions about market participant assumptions based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 – Valuations based on quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs derived principally from or corroborated by observable market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

At March 30, 2024 and April 1, 2023, the fair values of the Company's derivative contracts were determined using broker quotations, which were calculations derived from observable market information: the applicable currency rates at the balance sheet date and those forward rates particular to the contract at inception. The Company makes no adjustments to these broker obtained quotes or prices, but assesses the credit risk of the counterparty and would adjust the provided valuations for counterparty credit risk when appropriate. The fair value of hedges is included in prepaid expenses and other current assets, other assets, accrued expenses and other current liabilities, and in other long-term liabilities in the consolidated balance sheets, depending on whether they represent assets or liabilities of the Company and based on the maturity date of each individual hedge contract to classify as either short-term or long-term assets or liabilities. See Note 15 for further detail.

All contracts are measured and recorded at fair value on a recurring basis and are categorized in Level 2 of the fair value hierarchy, as shown in the following table (in millions):

	Fair value at March 30, 2024, using:			Fair value at April 1, 2023, using:		
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Derivative assets:						
Net investment hedges	$ —	$ 12	$ —	$ —	$ 1	$ —
Total derivative assets	$ —	$ 12	$ —	$ —	$ 1	$ —
Derivative liabilities:						
Net investment hedges	$ —	$ 88	$ —	$ —	$ 36	$ —
Fair value hedges	—	—	—	—	3	—
Total derivative liabilities	$ —	$ 88	$ —	$ —	$ 39	$ —

The Company's debt obligations are recorded in its consolidated balance sheets at carrying values, which may differ from the related fair values. The fair value of the Company's debt is estimated using external pricing data, including any available quoted market prices and based on other debt instruments with similar characteristics. Borrowings under revolving credit facilities, if outstanding, are recorded at carrying value, which approximates fair value due to the frequent nature of such borrowings and repayments. See Note 12 for detailed information related to carrying values of the Company's outstanding debt. The following table summarizes the carrying values and estimated fair values of the Company's debt, based on Level 2 measurements (in millions):

	March 30, 2024		April 1, 2023	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Revolving Credit Facilities	$ 764	$ 764	$ 874	$ 874
Versace Term Loan	$ 485	$ 487	$ 487	$ 481
Senior Notes due 2024	$ 450	$ 441	$ 449	$ 435

The Company's cash and cash equivalents, accounts receivable and accounts payable, are recorded at carrying value, which approximates fair value.

Non-Financial Assets and Liabilities

The Company's non-financial assets include goodwill, intangible assets, operating lease right-of-use assets and property and equipment. Such assets are reported at their carrying values and are not subject to recurring fair value measurements. The Company's goodwill and its indefinite-lived intangible assets (Versace and Jimmy Choo brands) are assessed for impairment at least annually, while its other long-lived assets, including operating lease right-of-use assets, property and equipment and definite-lived intangible assets, are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The Company determines the fair values of these assets based on Level 3 measurements using the Company's best estimates of the amount and timing of future discounted cash flows, based on historical experience, market conditions, current trends and performance expectations. See Note 3 for additional information.

The following table details the carrying values and fair values of the Company's assets that have been impaired (in millions):

	Carrying Value Prior to Impairment		Fair Value		Impairment Charge [1]	
Fiscal 2024:						
Brands	$	1,181	$	884	$	297
Goodwill		549		357		192
Operating Lease Right-of-Use Assets		175		98		77
Property and Equipment		19		8		11
Total	$	1,924	$	1,347	$	577
Fiscal 2023:						
Goodwill	$	681	$	599	$	82
Operating Lease Right-of-Use Assets		100		67		33
Brands		224		200		24
Property and Equipment		4		1		3
Total	$	1,009	$	867	$	142
Fiscal 2022:						
Operating Lease Right-of-Use Assets	$	209	$	133	$	76
Property and Equipment		12		5		7
Total	$	221	$	138	$	83

_____

[1] Includes $2 million of impairment charges that were recorded within restructuring and other charges related the Company's Global Optimization Plan during Fiscal 2024 and $10 million of impairment charges that were recorded within restructuring and other charges related to the Capri Retail Store Optimization Program during Fiscal 2022.

There were no impairment charges related to goodwill or indefinite-lived intangible assets in Fiscal 2022.

15. Derivative Financial Instruments

Forward Foreign Currency Exchange Contracts

The Company uses forward foreign currency exchange contracts to manage its exposure to fluctuations in foreign currencies for certain of its transactions. The Company, in its normal course of business, enters into transactions with foreign suppliers and seeks to minimize risks related to certain forecasted inventory purchases by using forward foreign currency exchange contracts. The Company only enters into derivative instruments with highly credit-rated counterparties. The Company does not enter into derivative contracts for trading or speculative purposes.

Changes in the fair value of the Company's forward foreign currency exchange contracts that are designated as accounting hedges are recorded in equity as a component of accumulated other comprehensive income and are reclassified from accumulated other comprehensive income into earnings when the items underlying the hedged transactions are recognized into earnings, as a component of cost of goods sold within the Company's consolidated statements of operations and comprehensive (loss) income. As of March 30, 2024, there were no forward foreign currency exchange contracts outstanding.

Net Investment Hedges

During the first quarter of Fiscal 2024, the Company entered into multiple fixed-to-fixed cross-currency swap agreements with aggregate notional amounts of $2.5 billion to hedge its net investment in Swiss Franc ("CHF") denominated subsidiaries. During the third quarter of Fiscal 2024, the Company modified these fixed-to-fixed cross-currency swap agreements with aggregate notional amounts of $2.5 billion to utilize additional CHF capacity and further hedge its investment in CHF denominated subsidiaries. Under the terms of these contracts, the Company will exchange semi-annual fixed rate payments on United States dollar notional amounts for fixed rate payments of 0.0%. The increase in interest received from the CHF notional amounts will be offset by interest expense related to the financing component of this modification. These contracts have maturity dates between September 2024 and June 2028 and are designated as net investment hedges. As of March 30, 2024, the Company had $2.5 billion of hedges outstanding related to its net investment in CHF denominated subsidiaries.

During the first quarter of Fiscal 2024, the Company entered into multiple float-to-float cross-currency swap agreements with aggregate notional amounts of $1 billion to hedge its net investment in Euro denominated subsidiaries. The Company will exchange Euro floating rate payments based on EURIBOR for the United States dollar floating rate amounts based on SOFR CME Term over the life of the agreement. The fixed rate component of semi-annual Euro payments range from 1.149% to 1.215%. These contracts have maturity dates between May 2028 and August 2030 and are designated as net investment hedges. As of March 30, 2024, the Company had $1 billion float-to-float cross-currency hedges outstanding related to its net investment in Euro denominated subsidiaries.

During the first quarter of Fiscal 2024, the Company entered into multiple fixed-to-fixed cross-currency swap agreements with an aggregate notional amount of $350 million to hedge its net investment in Euro denominated subsidiaries. Under the terms of these contracts, the Company will exchange the semi-annual fixed rate payments on United States Dollar notional amounts for fixed rate payments of 0.0% in Euro. These contracts have maturity dates between January 2027 and April 2027 and have been designated as net investment hedges. As of March 30, 2024, the Company had $350 million of fixed-to-fixed cross-currency hedges outstanding related to its net investment in Euro denominated subsidiaries.

As of April 1, 2023, the Company had €1 billion of hedges outstanding to hedge its net investment in British Pound ("GBP") denominated subsidiaries (the "GBP/EUR Net Investment Hedges"). During the first quarter of Fiscal 2024, the Company entered into an additional fixed-to-fixed cross-currency swap agreement with an aggregate notional amount of €150 million GBP/EUR Net Investment Hedges. During the fourth quarter of Fiscal 2024, the Company terminated all of its GBP/EUR Net Investment Hedges of €1.150 billion ($1.241 billion). The termination of these swaps resulted in the Company receiving $24 million in cash during the fourth quarter of Fiscal 2024.

As of April 1, 2023, the Company had $294 million of hedges outstanding to hedge its net investment in Japanese Yen denominated subsidiaries (the "JPY Hedges"). During the fourth quarter of Fiscal 2024, the Company terminated all of its JPY Hedges of $294 million. The termination of these swaps resulted in the Company receiving $6 million in cash during the fourth quarter of Fiscal 2024.

When a cross-currency swap is used as a hedging instrument in a net investment hedge assessed under the spot method, the cross-currency basis spread is excluded from the assessment of hedge effectiveness and is recognized as a reduction in interest income in the Company's consolidated statements of operations and comprehensive (loss) income. Accordingly, the Company recorded interest income of $95 million, $38 million and $63 million, respectively, during Fiscal 2024, Fiscal 2023 and Fiscal 2022.

The net gain or loss on net investment hedges are reported within CTA as a component of accumulated other comprehensive income on the Company's consolidated balance sheets. Upon discontinuation of the hedge, such amounts remain in CTA until the related net investment is sold or liquidated.

Fair Value Hedges

The Company is exposed to transaction risk from foreign currency exchange rate fluctuations with respect to various cross-currency intercompany loans which will impact earnings on a consolidated basis. To manage the foreign currency exchange rate risk related to these balances, the Company had previously entered into cross-currency swap agreements to hedge its exposure in GBP denominated subsidiaries (the "GBP Fair Value Hedge") on Euro denominated intercompany loans. As of April 1, 2023, the Company had €1 billion of GBP Fair Value Hedge on Euro denominated intercompany loans. During the fourth quarter of Fiscal 2024, the underlying intercompany loan was settled and the Company terminated the GBP Fair Value Hedge of €1 billion ($1.093 billion). The terminations of these swaps resulted in the Company receiving $25 million in cash during the fourth quarter of Fiscal 2024.

When a cross-currency swap is designated as a fair value hedge and qualifies as highly effective, the fair value hedge will be recorded at fair value each period on the Company's consolidated balance sheets, with the difference resulting from the changes in the spot rate recognized in foreign currency loss on the Company's consolidated statements of operations and comprehensive (loss) income, which will offset the earnings impact of the underlying transaction being hedged. If the fair value hedge is terminated and the underlying intercompany loans are settled, the accumulated other comprehensive income ("AOCI") remaining from the hedge at the time of termination will be reclassified to foreign currency loss on the Company's consolidated statements of operations and comprehensive (loss) income. In the fourth quarter of Fiscal 2024, the Company settled its Euro denominated intercompany loan and recognized a $14 million of foreign currency loss within the Company's consolidated statements of operations and comprehensive (loss) income from AOCI. The Company recorded a foreign currency gain of $28 million and $4 million in foreign currency loss within the Company's consolidated statements of operations and comprehensive (loss) income during Fiscal 2024 and Fiscal 2023, respectively, from the GBP Fair Value Hedge which offset translation losses from the underlying transaction.

The following table details the fair value of the Company's derivative contracts, which are recorded on a gross basis in the consolidated balance sheets as of March 30, 2024 and April 1, 2023 (in millions):

| | Notional Amounts | | Fair Values | | | |
| | | | Assets | | Liabilities | |
	March 30, 2024	April 1, 2023	March 30, 2024	April 1, 2023	March 30, 2024	April 1, 2023
Designated net investment hedges	$ 3,850	$ 1,378	$ 12 [1]	$ 1 [1]	$ 88 [2]	$ 36 [3]
Designated fair value hedges	—	1,084	—	—	—	3 [3]
Total hedges	$ 3,850	$ 2,462	$ 12	$ 1	$ 88	$ 39

[1] Recorded within other assets in the Company's consolidated balance sheets.
[2] As of March 30, 2024, the Company recorded $3 million within accrued expenses and current liabilities and $85 million within other long-term liabilities in the Company's consolidated balance sheets.
[3] Recorded within other long-term liabilities in the Company's consolidated balance sheets.

The Company records and presents the fair value of all of its derivative assets and liabilities in its consolidated balance sheets on a gross basis, as shown in the above table. However, if the Company were to offset and record the asset and liability balances for its derivative instruments on a net basis in accordance with the terms of its master netting arrangements, which provide for the right to set-off amounts for similar transactions denominated in the same currencies and with the same banks, the resulting impact as of March 30, 2024 and April 1, 2023 would be as follows (in millions):

| | Net Investment Hedges | | Fair Value Hedges | |
	March 30, 2024	April 1, 2023	March 30, 2024	April 1, 2023
Assets subject to master netting arrangements	$ 12	$ 1	$ —	$ —
Liabilities subject to master netting arrangements	$ 88	$ 36	$ —	$ 3
Derivative assets, net	$ 8	$ 1	$ —	$ —
Derivative liabilities, net	$ 84	$ 36	$ —	$ 3

Currently, the Company's master netting arrangements do not require cash collateral to be pledged by the Company or its counterparties.

The following table summarizes the pre-tax impact of the gains and losses on the Company's designated forward foreign currency exchange contracts, net investment hedges and fair value hedges (in millions):

	Fiscal Year Ended March 30, 2024	Fiscal Year Ended April 1, 2023	Fiscal Year Ended April 2, 2022
	Pre-Tax Losses Recognized in OCI	Pre-Tax Gains/ (Losses) Recognized in OCI	Pre-Tax Gains Recognized in OCI
Designated forward foreign currency exchange contracts	$ —	$ 8	$ 11
Designated net investment hedges	$ (17)	$ 338	$ 435
Designated fair value hedges	$ (8)	$ (6)	$ —

The following tables summarize the pre-tax impact of the gains and losses within the consolidated statements of operations and comprehensive (loss) income related to the designated forward foreign currency exchange contracts and the designated fair value hedges (in millions):

	Fiscal Year Ended			
	Pre-Tax (Gains) Losses Reclassified from Accumulated OCI			
	March 30, 2024	April 1, 2023	April 2, 2022	Location of (Gains) Losses Recognized
Designated forward foreign currency exchange contracts	$ (4)	$ (14)	$ 1	Cost of goods sold
Designated fair value hedges	$ 14	$ —	$ —	Foreign currency loss

Undesignated Hedges

During Fiscal 2024, the Company did not have any undesignated forward foreign currency exchange contracts outstanding. During both Fiscal 2023 and Fiscal 2022, a gain of $2 million were recognized within foreign currency loss in the Company's consolidated statements of operations and comprehensive (loss) income as a result of the changes in the fair value of undesignated forward foreign currency exchange contracts.

16. Shareholders' Equity

Share Repurchase Program

On June 1, 2022, the Company announced its Board of Directors authorized a new share repurchase program (the "Fiscal 2023 Plan") pursuant to which the Company was permitted, from time to time, to repurchase up to $1.0 billion of its outstanding ordinary shares within a period of two years from the effective date of the program.

On November 9, 2022, the Company announced that its Board of Directors approved a new share repurchase program (the "Existing Share Repurchase Plan") of up to $1 billion of its outstanding ordinary shares, providing additional capacity to return cash to shareholders over the longer term. This new two-year program replaced the Fiscal 2023 Plan. Share repurchases may be made in open market or privately negotiated transactions and/or pursuant to Rule 10b5-1 trading plans, subject to market conditions, applicable legal requirements, trading restrictions under the Company's insider trading policy and other relevant factors; however, pursuant to the terms of the Merger Agreement, and subject to certain limited exceptions, the Company may not repurchase its ordinary shares other than the acceptance of Company ordinary shares as payment of the exercise price of Company options or for withholding taxes in respect of Company equity awards. Accordingly, the Company did not repurchase any of its ordinary shares since entering into the Merger Agreement pursuant to the Existing Share

Repurchase Plan, and the Company does not expect to repurchase any of its ordinary shares in connection with the Existing Share Repurchase Plan prior to the Merger or earlier termination of the Merger Agreement.

During Fiscal 2024, the Company purchased 2,637,102 shares with a fair value of $100 million through open market transactions. During Fiscal 2023, the Company purchased 27,356,549 shares with a fair value of $1.350 billion through open market transactions. As of March 30, 2024, the remaining availability under the Company's existing share repurchase program was $300 million.

The Company also has in place a "withhold to cover" repurchase program, which allows the Company to withhold ordinary shares from certain employees and directors to satisfy minimum tax withholding obligations relating to the vesting of their restricted share awards. During Fiscal 2024 and Fiscal 2023, the Company withheld 185,133 shares and 301,326 shares, respectively, with a fair value of $7 million and $14 million, respectively, in satisfaction of minimum tax withholding obligations relating to the vesting of restricted share awards.

Accumulated Other Comprehensive Income

The following table details changes in the components of accumulated other comprehensive income ("AOCI"), net of taxes, for Fiscal 2024, Fiscal 2023 and Fiscal 2022 (in millions):

	Foreign Currency Translation Gain (Loss) [1]	Net Gain (Loss) on Derivatives [2]	Other Comprehensive Income (Loss) Attributable to Capri
Balance at March 27, 2021	$ 57	$ (1)	$ 56
Other comprehensive income before reclassifications	127	10	137
Less: amounts reclassified from AOCI to earnings	—	(1)	(1)
Other comprehensive income, net of tax	127	11	138
Balance at April 2, 2022	184	10	194
Other comprehensive (loss) income before reclassifications	(41)	8	(33)
Less: amounts reclassified from AOCI to earnings	—	14	14
Other comprehensive loss, net of tax	(41)	(6)	(47)
Balance at April 1, 2023	143	4	147
Other comprehensive income before reclassifications	18	(14)	4
Less: amounts reclassified from AOCI to earnings	—	(10)	(10)
Other comprehensive income, net of tax	18	(4)	14
Balance at March 30, 2024	$ 161	$ —	$ 161

[1] Foreign currency translation adjustments for Fiscal 2024 primarily include a net $25 million translation gain, partially offset by a $7 million loss, net of taxes of $2 million, primarily relating to the Company's net investment hedges. Foreign currency translation adjustments for Fiscal 2023 primarily include a net $266 million translation loss, partially offset by a $224 million gain, net of taxes of $114 million, primarily relating to the Company's net investment hedges. Foreign currency translation gains for Fiscal 2022 include a $321 million gain, net of taxes of $114 million, primarily relating to the Company's net investment hedges, and a net $210 million translation loss.

[2] Reclassifications from AOCI into earnings for Fiscal 2024 primarily include a $14 million loss related to the Company's GBP fair value hedge due to the settlement of the associated Euro denominated intercompany loans and are recorded within foreign currency loss in the Company's consolidated statements of operations and comprehensive (loss) income. This is partially offset by a $4 million gain related to the forward foreign currency exchange contracts for inventory purchases and are recorded within cost of goods sold in the Company's consolidated statements of operations and comprehensive (loss) income. Reclassifications from AOCI into earnings for Fiscal 2023 primarily include a $14 million gain related to the foreign currency exchange contracts for inventory purchases and are recorded within cost of goods sold in the Company's consolidated statements of operations and comprehensive (loss) income. Reclassifications from AOCI into earnings for Fiscal 2022 primarily include a $1 million loss related to the foreign currency exchange contracts for inventory purchases and are recorded within cost of goods sold in the Company's consolidated statements of operations and comprehensive (loss) income. All tax effects were not material for the periods presented.

17. Share-Based Compensation

The Company grants equity awards to certain employees and directors of the Company at the discretion of the Company's Compensation and Talent Committee. The Company has two equity plans which includes one stock option plan adopted in Fiscal 2008 (as amended and restated, the "2008 Plan"), and an Omnibus Incentive Plan adopted in Fiscal 2012 and amended and restated with shareholder approval in May 2015 and again in June 2020 (the "Incentive Plan"). The 2008 Plan only provided for grants of share options and was authorized to issue up to 23,980,823 ordinary shares. As of March 30, 2024, there were no shares available to grant equity awards under the 2008 Plan. The Incentive Plan allows for grants of share options, restricted shares and restricted stock units ("RSUs"), and other equity awards, and authorizes a total issuance of up to 22,471,000 ordinary shares after amendments in August 2022. At March 30, 2024, there were 4,259,449 ordinary shares available for future grants of equity awards under the Incentive Plan. Option grants issued from the 2008 Plan generally expire ten years from the grant date, and those issued under the Incentive Plan generally expire seven years from the grant date.

Share Options

Share options are granted with exercise prices equal to the fair market value on the date of grant. Generally, options vest on a pro-rata basis over a four year service period. The following table summarizes the share options activity during Fiscal 2024, and information about options outstanding at March 30, 2024:

	Number of Options	Weighted Average Exercise price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Outstanding at April 1, 2023	229,675	$ 63.33		
Granted	—	$ —		
Exercised	(14,503)	$ 49.88		
Canceled/forfeited	(23,205)	$ 49.88		
Outstanding at March 30, 2024	191,967	$ 65.97	1.16	$ 0.1
Vested or expected to vest at March 30, 2024	191,967	$ 65.97	1.16	
Vested and exercisable at March 30, 2024	191,967	$ 65.97	1.16	$ 0.1

There were no unvested options and 191,967 vested options outstanding at March 30, 2024. The total intrinsic value of options exercised during both Fiscal 2024 and Fiscal 2023 were immaterial. The cash received from options exercised during Fiscal 2024 and Fiscal 2023 was $1 million and $6 million, respectively. As of March 30, 2024, there was no remaining unrecognized share-based compensation expense for unvested share options.

There were no options granted during Fiscal 2024, Fiscal 2023 or Fiscal 2022.

Restricted Awards

The Company grants RSUs at the fair market value on the grant date. The expense related to RSUs is based on the closing market price of the Company's shares on the date of grant and is recognized ratably over the vesting period, net of expected forfeitures.

The Company grants two types of RSUs: time-based RSUs and performance-based RSUs. Time-based RSUs generally vest in full on the first anniversary of the date of grant for the Company's independent directors, or in equal increments on each of the third or fourth anniversaries of the date of grant (unless the employee is retirement-eligible). Performance-based RSUs generally vest in full on the third anniversary of the date of grant, subject to the employee's continued employment during the vesting period and only if certain pre-established performance targets are met. Expense related to performance-based RSUs is recognized ratably over the performance period, net of forfeitures, based on the probability of attainment of the related performance targets. The potential number of shares that may be earned ranges from 0%, if the minimum level of performance is not attained, to 200%, if the level of performance is at or above the predetermined maximum achievement level.

The following table summarizes the RSU activity during Fiscal 2024:

	Service-based		Performance-based	
	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value
Unvested at April 1, 2023	3,181,926	$ 42.44	165,239	$ 46.90
Granted	1,944,717	$ 36.92	203,693	$ 36.82
Change due to performance conditions, net	—	$ —	—	$ —
Vested	(2,223,625)	$ 39.06	—	$ —
Canceled/forfeited	(214,734)	$ 44.84	—	$ —
Unvested at March 30, 2024	2,688,284	$ 41.05	368,932	$ 41.34

The total fair value of service-based RSUs vested during Fiscal 2024, Fiscal 2023 and Fiscal 2022 was $87 million, $80 million and $78 million, respectively. The total fair value of performance-based RSUs vested during Fiscal 2023 and Fiscal 2022 was $7 million and $18 million, respectively. There were no performance-based RSUs vested during Fiscal 2024. As of March 30, 2024, the remaining unrecognized share-based compensation expense for unvested, service-based and performance-based RSU grants was $68 million and $5 million, respectively, which is expected to be recognized over the related weighted-average period of approximately 2.4 years and 2.2 years.

Share-Based Compensation Expense

The following table summarizes compensation expense attributable to share-based compensation for Fiscal 2024, Fiscal 2023 and Fiscal 2022 (in millions):

	Fiscal Years Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Share-based compensation expense	$ 72	$ 78	$ 85
Tax benefits related to share-based compensation expense	$ 8	$ 8	$ 14

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates forfeitures based on its historical forfeiture rates. The estimated value of future forfeitures for equity awards as of March 30, 2024 is $11 million.

18. Taxes

The Company is a United Kingdom tax resident and is incorporated in the British Virgin Islands. Capri's subsidiaries are subject to taxation in the United States and various other foreign jurisdictions are aggregated in the "Non-United States" information captioned below.

(Loss) income before (benefit) provision for income taxes consisted of the following (in millions):

	Fiscal Years Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
United States	$ (15)	$ 85	$ 247
Non-United States	(268)	563	668
Total (loss) income before (benefit) provision for income taxes	$ (283)	$ 648	$ 915

The (benefit) provision for income taxes was as follows (in millions):

	Fiscal Years Ended					
	March 30, 2024		April 1, 2023		April 2, 2022	
Current						
United States - Federal	$	14	$	62	$	36
United States - State		5		22		16
Non-United States		114 [1]		46 [3]		98
Total current provision for income taxes		133		130		150
Deferred						
United States - Federal		(12)		(40)		24 [4]
United States - State		(5)		(6)		7
Non-United States		(170) [2]		(55)		(89) [5]
Total deferred provision for income taxes		(187)		(101)		(58)
Total (benefit) provision for income taxes	$	(54)	$	29	$	92

[1] Primarily relates to the UK tax restructuring activities in Fiscal 2024.
[2] Primarily relates to the impairment of Jimmy Choo and Versace indefinite-lived intangible assets in Fiscal 2024.
[3] Primarily relates to the remeasurement of an Asian income tax reserve.
[4] Relates to the impact of United States tax accounting method change filed during Fiscal 2022 with respect to cost capitalization.
[5] Primarily relates to a valuation allowance reversal in Italy during Fiscal 2022.

The Company's benefit for income taxes for the year ended March 30, 2024 and provision for income taxes for the years ended April 1, 2023 and April 2, 2022 were different from the amount computed by applying the statutory U.K. income tax rates to the underlying (Loss) income before (benefit) provision for income taxes as a result of the following (amounts in millions):

	Fiscal Years Ended					
	March 30, 2024		April 1, 2023		April 2, 2022	
	Amount	% [1]	Amount	% [1]	Amount	% [1]
(Benefit) provision for income taxes at the U.K. statutory tax rate [2]	$ (71)	25.0 %	$ 123	19.0 %	174	19.0 %
Effects of global financing arrangements [3]	(28)	9.9 %	(78)	(12.1)%	(61)	(6.7)%
Differences in tax effects on foreign income	(25)	8.8 %	(1)	(0.2)%	10	1.1 %
Liability for uncertain tax positions	(11)	3.9 %	(3)	(0.4)%	91	9.9 %
Effect of changes in valuation allowances on deferred tax assets	(9)	3.1 %	(37)	(5.8)%	(67)	(7.3)%
Non-deductible goodwill impairment [4]	48	(17.0)%	15	2.4 %	—	— %
State and local income taxes, net of federal benefit	11	(3.9)%	10	1.5 %	12	1.3 %
Share based compensation	15	(5.4)%	6	0.9 %	3	0.4 %
Withholding tax	5	(1.6)%	3	0.5 %	5	0.6 %
Merger related costs	4	(1.5)%	—	— %	—	— %
Brand tax basis step-up	—	— %	—	— %	(46)	(5.0)%
CARES Act tax loss carryback	—	— %	—	— %	(43)	(4.6)%
Tax rate change impact on deferred items	—	— %	—	— %	21	2.1 %
Other	7	(2.3)%	(9)	(1.3)%	(7)	(0.7)%
Effective tax rate	$ (54)	19.0 %	$ 29	4.5 %	$ 92	10.1 %

[1] Tax rates are calculated using unrounded numbers.
[2] The UK statutory tax rate increased from 19% to 25% on April 1, 2023.
[3] Includes the tax related impacts of hedge terminations in conjunction with global financing arrangements.
[4] Attributable to goodwill impairment charges related to Jimmy Choo reporting units in Fiscal 2024.

Significant components of the Company's deferred tax assets (liabilities) consist of the following (in millions):

	Fiscal Years Ended	
	March 30, 2024	April 1, 2023
Deferred tax assets		
Operating lease liabilities	$ 458	$ 442
Net operating loss carryforwards	334	115
Accrued interest	108	70
Depreciation	47	61
Sales allowances	29	38
Inventories	23	21
Capitalized research and development	18	—
Stock compensation	4	6
Payroll related accruals	2	3
Other	18	29
Total deferred tax assets	**1,041**	**785**
Valuation allowance	(176) [1]	(52) [3]
Net deferred tax assets	**865**	**733**
Deferred tax liabilities		
Goodwill and intangibles	(333) [2]	(420)
Operating lease right-of-use-assets	(359)	(339)
Derivative financial instruments	(183)	(186)
Total deferred tax liabilities	**(875)**	**(945)**
Net deferred tax liabilities	**$ (10)**	**$ (212)**

[1] Includes an incremental Swiss valuation allowance recorded during Fiscal 2024.
[2] Includes the impact of the Jimmy Choo and Versace indefinite-lived intangible asset impairment recorded during Fiscal 2024.
[3] Includes a U.K. valuation allowance reversal during Fiscal 2023.

The Company maintains valuation allowances on deferred tax assets applicable to subsidiaries in jurisdictions for which separate income tax returns are filed and where realization of the related deferred tax assets from future profitable operations is not reasonably assured. The valuation allowance increased $124 million in Fiscal 2024 and decreased $40 million and $67 million in Fiscal 2023 and Fiscal 2022, respectively. In certain jurisdictions, the Company increased the valuation allowance by $135 million, $6 million and $34 million and released valuation allowances of $11 million, $14 million and $13 million in Fiscal 2024, Fiscal 2023 and Fiscal 2022, respectively.

As of March 30, 2024, the Company had non-United States and United States net operating loss carryforwards of $1.797 billion, a portion of which will begin to expire in Fiscal 2025.

As of March 30, 2024 and April 1, 2023, the Company had liabilities related to its uncertain tax positions, including accrued interest, of $188 million and $236 million, respectively, which are included in other long-term liabilities in the Company's consolidated balance sheets.

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate, was $173 million, $221 million and $234 million as of March 30, 2024, April 1, 2023 and April 2, 2022, respectively. A reconciliation of the beginning and ending amounts of unrecognized tax benefits, excluding accrued interest, for Fiscal 2024, Fiscal 2023 and Fiscal 2022, are presented below (in millions):

	Fiscal Years Ended					
	March 30, 2024		April 1, 2023		April 2, 2022	
Unrecognized tax benefits beginning balance	$	200	$	221	$	107
Additions related to prior period tax positions		16		12		105
Additions related to current period tax positions		6		14		29
Decreases related to audit settlements		(46) [1]		(2)		(13)
Decreases related to prior period tax positions		(16)		(42)		(4)
Decreases in prior period positions due to lapses in statute of limitations		(3)		(3)		(3)
Unrecognized tax benefits ending balance	$	157	$	200	$	221

[1] This amount is primarily related to settlements of Italian transfer pricing and Hong Kong corporate income tax audits during Fiscal 2024.

The Company classifies interest and penalties related to unrecognized tax benefits as components of the provision for income taxes. The Company recognized a reduction of $11 million interest and penalties in the consolidated statements of operations and comprehensive (loss) income for Fiscal 2024. The interest and penalties recognized in the consolidated statements of operations and comprehensive (loss) income for Fiscal 2023 and Fiscal 2022 was $14 million and $13 million, respectively.

The total amount of unrecognized tax benefits relating to the Company's tax positions is subject to change based on future events including, but not limited to, the settlement of ongoing tax audits and assessments and the expiration of applicable statutes of limitations. The Company anticipates that the balance of gross unrecognized tax benefits, excluding interest and penalties, will be reduced by $36 million during the next 12 months, primarily due to the anticipated settlement of tax examinations as well as statute of limitation expirations. However, the outcomes and timing of such events are highly uncertain and changes in the occurrence, expected outcomes and timing of such events could cause the Company's current estimate to change materially in the future.

The Company files income tax returns in the United States and in various foreign, state and local jurisdictions. Most examinations have been completed by tax authorities or the statute of limitations has expired for United States federal, foreign, state and local income tax returns filed by the Company for years through Fiscal 2018.

Prior to the enactment of the Tax Cuts and Jobs Act ("Tax Act"), the Company's undistributed foreign earnings were considered permanently reinvested and, as such, United States federal and state income taxes were not previously recorded on these earnings. As a result of the Tax Act, substantially all of the Company's earnings in foreign subsidiaries generated prior to the enactment of the Tax Act were deemed to have been repatriated. It remains the Company's intent to either reinvest indefinitely substantially all of its foreign earnings outside of the United States or repatriate them tax neutrally. However, if future earnings are repatriated, the potential exists that the Company may be required to accrue and pay additional taxes, including any applicable foreign withholding tax and income taxes. It is not practicable to estimate the amount of tax that might be payable if these earnings were repatriated due to the complexities associated with the hypothetical calculation.

19. Retirement Plans

The Company maintains defined contribution retirement plans for its employees, who generally become eligible to participate after three months of service. Features of these plans allow participants to contribute a percentage of their compensation, up to statutory limits depending upon the country in which the employee resides, and provide for mandatory and/or discretionary matching contributions by the Company, which vary by country. During Fiscal 2024, Fiscal 2023, and Fiscal 2022, the Company recognized expenses of approximately $18 million, $17 million and $16 million, respectively, related to these retirement plans.

20. Segment Information

The Company operates its business through three operating segments — Versace, Jimmy Choo and Michael Kors, which are based on its business activities and organization. The reportable segments are segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by the Company's chief operating decision maker ("CODM") in deciding how to allocate resources, as well as in assessing performance. The primary key performance indicators are revenue and operating income for each segment. The Company's reportable segments represent components of the business that offer similar merchandise, customer experience and sales/marketing strategies.

The Company's three reportable segments are as follows:

- Versace — segment includes revenue generated through the sale of Versace luxury ready-to-wear, accessories and footwear through directly operated Versace boutiques throughout the Americas, certain parts of EMEA and certain parts of Asia, as well as through Versace outlet stores and e-commerce sites. In addition, revenue is generated through wholesale sales to distribution partners (including geographic licensing arrangements that allow third-parties to use the Versace trademarks in connection with retail and/or wholesale sales of Versace branded products in specific geographic regions), multi-brand department stores and specialty stores worldwide, as well as through product license agreements in connection with the manufacturing and sale of jeans, fragrances, watches, jewelry, eyewear and home furnishings.

- Jimmy Choo — segment includes revenue generated through the sale of Jimmy Choo luxury footwear, handbags and small leather goods through directly operated Jimmy Choo retail and outlet stores throughout the Americas, certain parts of EMEA and certain parts of Asia, through its e-commerce sites, as well as through wholesale sales of luxury goods to distribution partners (including geographic licensing arrangements that allow third-parties to use the Jimmy Choo trademarks in connection with retail and/or wholesale sales of Jimmy Choo branded products in specific geographic regions), multi-brand department stores and specialty stores worldwide. In addition, revenue is generated through product licensing agreements, which allow third-parties to use the Jimmy Choo brand name and trademarks in connection with the manufacturing and sale of fragrances and eyewear.

- Michael Kors — segment includes revenue generated through the sale of Michael Kors products through four primary Michael Kors retail store formats: "Collection" stores, "Lifestyle" stores (including concessions), outlet stores and e-commerce sites, through which the Company sells Michael Kors products, as well as licensed products bearing the Michael Kors name, directly to consumers throughout the Americas, certain parts of EMEA and certain parts of Asia. The Company also sells Michael Kors products directly to department stores, primarily located across the Americas and Europe, to specialty stores and travel retail shops, and to its geographic licensees. In addition, revenue is generated through product and geographic licensing arrangements, which allow third-parties to use the Michael Kors brand name and trademarks in connection with the manufacturing and sale of products, including watches, jewelry, fragrances and eyewear.

In addition to these reportable segments, the Company has certain corporate costs that are not directly attributable to its brands and, therefore, are not allocated to its segments. Such costs primarily include certain administrative, corporate occupancy, shared service and information systems expenses, including enterprise resource planning system implementation costs and Capri transformation program costs. In addition, certain other costs are not allocated to segments, including Merger related costs, impairment charges, the impact of the war in Ukraine, restructuring and other expenses and COVID-19 related expenses. The segment structure is consistent with how the Company's CODM plans and allocates resources, manages the business and assesses performance. All intercompany revenues are eliminated in consolidation and are not reviewed when evaluating segment performance.

The following table presents the key performance information of the Company's reportable segments (in millions):

		Fiscal Years Ended				
		March 30, 2024		April 1, 2023		April 2, 2022
Total revenue:						
Versace	$	1,030	$	1,106	$	1,088
Jimmy Choo		618		633		613
Michael Kors		3,522		3,880		3,953
Total revenue	$	5,170	$	5,619	$	5,654
Income from operations:						
Versace	$	25	$	152	$	185
Jimmy Choo		3		38		13
Michael Kors		634		868		1,005
Total segment income from operations		662		1,058		1,203
Less: Corporate expenses		(275)		(233)		(190)
Impairment of assets [1]		(575)		(142)		(73)
Merger related costs		(20)		—		—
COVID-19 related charges [2]		—		9		14
Impact of war in Ukraine [3]		—		3		(9)
Restructuring and other expense [4]		(33)		(16)		(42)
Total (loss) income from operations	$	(241)	$	679	$	903

---

[1] Impairment of assets during Fiscal 2024 includes $283 million, $267 million and $25 million of impairment charges related to the Versace, Jimmy Choo and Michael Kors reportable segments, respectively. Impairment of assets during Fiscal 2023 includes $110 million, $30 million and $2 million of impairment charges related to the Jimmy Choo, Michael Kors and Versace reportable segments, respectively. Impairment of assets during Fiscal 2022 includes $50 million, $19 million and $4 million of impairment charges related to the Michael Kors, Versace and Jimmy Choo reportable segments, respectively.

[2] COVID-19 related charges during Fiscal 2023 primarily include net inventory credits of $9 million. COVID-19 related charges during Fiscal 2022 primarily include net inventory credits and severance expense of $16 million and $2 million, respectively. Inventory related costs are recorded within costs of goods sold and severance expense and credit losses are recorded within selling, general and administrative expenses in the consolidated statements of operations and comprehensive (loss) income.

[3] These charges primarily relate to incremental credit losses and inventory reserves which are a direct impact of the war in Ukraine. Credit losses are recorded within selling, general and administrative expenses and inventory related costs are recorded within costs of goods sold in the consolidated statements of operations and comprehensive (loss) income.

[4] See Note 11 for details on the Company's restructuring program.

Depreciation and amortization expense for each segment are as follows (in millions):

| | Fiscal Years Ended | | | | | |
	March 30, 2024		April 1, 2023		April 2, 2022	
Depreciation and amortization:						
Versace	$	55	$	51	$	52
Jimmy Choo		29		29		31
Michael Kors		82		95		110
Corporate		22		4		—
Total depreciation and amortization	$	188	$	179	$	193

Total revenue (based on country of origin) and long-lived assets by geographic location are as follows (in millions):

| | Fiscal Years Ended | | | | | |
	March 30, 2024		April 1, 2023		April 2, 2022	
Revenue:						
The Americas [1]	$	2,812	$	3,220	$	3,210
EMEA		1,501		1,542		1,489
Asia		857		857		955
Total revenue	$	5,170	$	5,619	$	5,654

| | As of | | | | | |
	March 30, 2024		April 1, 2023		April 2, 2022	
Long-lived assets:						
The Americas [1]	$	1,031	$	882	$	908
EMEA		1,818		2,129		2,156
Asia		562		599		617
Total long-lived assets	$	3,411	$	3,610	$	3,681

[1] Net revenues earned in the United States during Fiscal 2024, Fiscal 2023 and Fiscal 2022 were $2.546 billion, $2.951 billion and $2.989 billion, respectively. Long-lived assets located in the United States as of March 30, 2024, April 1, 2023 and April 2, 2022 were $993 million, $826 million and $858 million, respectively.

As of March 30, 2024, the Company's total long-lived assets on its consolidated balance sheet were $3.411 billion, of which, $1.650 billion related to Michael Kors, $1.220 billion related to Versace and $541 million related to Jimmy Choo.

See Note 9 for the Company's goodwill by reportable segment.

Total revenue by major product category are as follows (in millions):

	Fiscal Years Ended					
	March 30, 2024	% of Total	April 1, 2023	% of Total	April 2, 2022	% of Total
Accessories	$ 2,570	49.7 %	$ 2,826	50.3 %	$ 2,901	51.3 %
Footwear	1,151	22.3 %	1,217	21.7 %	1,208	21.4 %
Apparel	965	18.7 %	1,107	19.7 %	1,027	18.2 %
Licensed product	230	4.4 %	222	4.0 %	241	4.3 %
Licensing revenue	219	4.2 %	211	3.8 %	212	3.7 %
Other	35	0.7 %	36	0.5 %	65	1.1 %
Total revenue	$ 5,170		$ 5,619		$ 5,654	

21. Subsequent Events

On April 22, 2024, the U.S. FTC filed a lawsuit in the United States District Court for the Southern District of New York against Tapestry and Capri seeking to block the Merger, claiming that the Merger would violate Section 7 of the Clayton Act and that the Merger Agreement and the Merger constitute unfair methods of competition in violation of Section 5 of the Federal Trade Commission Act and should be enjoined. The Company believes the FTC’s claims are without merit, and the Company, together with Tapestry, intend to vigorously defend the lawsuit.

Exhibit 10.5

Annual Cash Incentive Plan
Participant Summary

Purpose

The Annual Cash Incentive Program, which is a part of the Capri Holdings Limited Third Amended and Restated Omnibus Incentive Plan, (as the same may be amended and /or amended and restated from time to time, the "Program") is intended to attract, retain and motivate employees of the wholly-owned operating subsidiaries of Capri Holdings Limited (collectively, the "Company") by providing competitive cash performance awards for achieving the Company's business objectives and individual performance.

Incentive Percentage

- The "Incentive Percentage" is a percentage of the participant's annual base salary as of the last day of the fiscal year.
- Each participant will have a Target Incentive Percentage based on the participant's compensation grade assignment, as further discussed below. There are two Incentive Percentage levels: Target Incentive Percentage and Maximum Incentive Percentage.
- The participant's compensation grade assignment is used to determine Target Incentive Percentage applicable to the participant. The Incentive Percentage can range from 0% (for performance at or below the threshold performance criteria) to a Maximum Incentive Percentage applicable to the participant. Participants will receive information regarding their Incentive Percentage levels when they commence employment, at the beginning of each fiscal year, thereafter in the Target Agreement Form, and/or at the time they receive a compensation grade change.

Calculation of the Annual Cash Incentive

As of the first day of the Company's fiscal year, qualifying employees automatically participate in the Program for the Company's upcoming fiscal year (the "FY"). An employee who becomes a participant in the Program on or after the first day of the fiscal year and prior to January 1st will be entitled to receive a prorated annual cash incentive based on annual base salary as of the last day of the FY, and the amount of time that participant was actually employed during the FY. However, employees hired on or after January 1st, or who become eligible (through compensation grade change or otherwise) on or after January 1st, will not be a participant in the Program or otherwise be eligible for an annual cash incentive payment under the Program until the following fiscal year.

If a participant receives a change to their Incentive Percentage levels prior to July 1st, the participant's annual cash incentive payment for the FY will be calculated based on the new Incentive Percentage levels. If a participant receives a change to their Incentive Percentage levels during the fiscal year on or after July 1st, the annual cash incentive payment will be apportioned accordingly based on the former and new Incentive Percentage levels based on the number of days during the fiscal year that participant was at the applicable Incentive Percentage levels.

Similarly, if a participant changes brands or divisions during the fiscal year, the annual cash incentive payment will be apportioned accordingly based on the former and new brand or division.

We will calculate the annual cash incentive payment amounts (if any) from 0% to maximum using straight line interpolation.

Annual Cash Incentive Goal Setting

Performance criteria (including at Threshold, Target and Maximum, if applicable) will be established by the Board (or appropriate committee thereof) with respect to each fiscal year in its sole discretion, except that any brand and divisional goals and objectives will be established by the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") and any individual and/or Environmental, Social and Governance (ESG) goals will be determined by the participant's manager. In order to be eligible for ESG-based incentive, you must have set a ESG goal as part of your FY goal setting.

If the Company's overall corporate performance for the fiscal year results in an unbudgeted operating loss, no annual cash incentives will be paid to participant pursuant to the Program, irrespective of the degree to which any brand, division, individual and/or ESG performance goals are attained.

The Board (or appropriate committee thereof), in the case of any performance goal relating to the Company overall, and the CEO and CFO, in the case of any brand and/or divisional performance goals may, in their sole discretion, provide that one or more adjustments shall be made to one or more of the performance goals. Such adjustments may include, without limitation, one or more of the following: (a) items related to a change in accounting principle; (b) items relating to financing activities; (c) expenses for restructuring or reorganization initiatives; (d) other non-operating items; (e) items related to acquisitions; (f) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (g) items related to the disposal of a business or segment of a business; (h) items related to discontinued operations that do not qualify as a segment of a business under GAAP; (i) items attributable to any share dividend, share split, combination or exchange of shares occurring during the Performance Period; (j) any other items of significant income or expense which are determined to be appropriate adjustments; (k) items relating to unusual or extraordinary corporate transactions, events or developments; (l) items related to amortization of acquired intangible assets; (m) items that are outside the scope of the Company's core, on-going business activities; (n) items related to acquired in-process research and development; (o) items relating to changes in tax laws; (p) items relating to major licensing or partnership arrangements; (q) items relating to asset impairment charges; (r) items relating to gains or losses for litigation, arbitration and contractual settlements; (s) items attributable to expenses incurred in connection with a reduction in force or early retirement initiative; (t) items relating to any other unusual or nonrecurring events or changes in applicable law, accounting principles or business conditions; (u) or such other adjustments as the Board (or appropriate Committee thereof) or the CEO and CFO, as applicable, determines appropriate, in their sole discretion, taking into account such factors that such persons deems relevant.

All decisions of the Board (or appropriate committee thereof) and the CEO and CFO with respect to permitted adjustments to the performance goals shall be final, conclusive and binding on all participants.

Annual Cash Incentive Pay Out

Timing

Annual Cash incentive payments will be paid (less applicable taxes and withholdings) as soon as administratively feasible after completion of the audited financial statements for the fiscal year. The Company will use its best efforts to make a determination with regard to satisfaction of the performance goals by the July 1st after the end of each fiscal year.

Administration

The Program shall be administered by the Board (or appropriate committee thereof), which, except as otherwise set forth under "Annual Cash Incentive Goal Setting") shall have the exclusive and final authority in all determinations and decisions affecting participants, including authority to resolve any ambiguities or omissions in its sole discretion. All decisions shall be final, conclusive and binding on all participants.

Requirements

Annual Cash incentives will not be earned by, and therefore not be paid by the Company, to any participant who is not an active employee of the Company (whether as a result of termination by the Company or the employee) and performing substantial services to the Company on the date annual cash incentive payments are actually paid, as permitted by applicable law. Any annual cash incentive payment under the Program will be considered unearned and not be paid in the event a participant is terminated by the Company, or resigns and ceases to provide services to the Company (e.g., because participant is on garden leave) prior to the date annual cash incentives are actually paid, in each case as permitted by applicable law. However, a participant who is employed through the last Friday of the fiscal year, but whose employment is terminated due to the Company's elimination of their position, as determined by the Company in its sole discretion, shall be entitled to the annual cash incentive payment for the fiscal year in accordance with the Program on the date such cash incentives are actually paid. The annual cash incentive will be payable in accordance with all provisions of the Program.

*****

Notwithstanding anything herein to the contrary, (1) the Program is discretionary; (2) the participant shall not be deemed contractually or legally entitled to any annual cash incentive payment hereunder and (3) the terms of the Program shall be subject to the approval of the Board (or appropriate committee thereof), and the shareholders of Capri Holdings Limited, if applicable. Application of this Program shall be subject to all applicable local laws, rules and regulations.

Capri Holdings Limited reserves the right to amend, terminate or discontinue the Program at any time and for any reasons in its sole discretion.

Exhibit 10.23

CAPRI HOLDINGS LIMITED

CHANGE IN CONTROL CONTINUITY AGREEMENT

         THIS Change in Control CONTINUITY AGREEMENT (this "**Agreement**") is made and entered into, as of August 9, 2023, by and between Capri Holdings Limited, a British Virgin Islands business company limited by shares (the "**Company**") and Cedric Wilmotte ("**Executive**").

         WHEREAS, the Board of Directors of the Company (the "**Board**") has determined that it is in the best interests of the Company and its shareholders to assure that the Company will have the continued dedication of Executive, notwithstanding the possibility, threat or occurrence of a Change in Control (as defined below); and

         WHEREAS, the Board believes it is imperative to diminish the inevitable distraction of Executive by virtue of the personal uncertainties and risks created by a pending or threatened Change in Control and to encourage Executive's full attention and dedication to the Company currently and in the event of any threatened or pending Change in Control, and to provide Executive with compensation and benefits arrangements upon a Change in Control that ensure that the compensation and benefits expectations of Executive will be satisfied and that are competitive with those of other corporations.

         NOW, **THEREFORE**, in order to accomplish the foregoing objectives and in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows.

1. **Certain Definitions**.
    i. "**Affiliate**" shall mean an entity controlled by, controlling or under common control with another entity.
    ii. "**Change in Control**" shall mean:
        1. An acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended, or any successor thereto (the "**Exchange Act**")) (a "**Person**") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of either (1) the then outstanding shares of ordinary shares of the Company (the "**Outstanding Company Ordinary Shares**") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "**Outstanding Company Voting Securities**"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Company; (B) any acquisition by the Company; (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company; or (D) any acquisition by any entity pursuant to a transaction that complies with clauses (A), (B) and (C) of subsection (iii) of this Section 1(b);
        2. A change in the composition of the Board such that the individuals who, as of the date of this Agreement, constitute the Board (the "**Incumbent**

Board") cease for any reason to constitute at least a majority of the Board; provided, however, that, any individual who becomes a member of the Board subsequent to the date of this Agreement whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; provided, further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board shall not be considered as a member of the Incumbent Board;

3. The consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its subsidiaries or sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or securities of another entity by the Company or any of its subsidiaries (a "**Business Combination**"), in each case, unless, following such Business Combination: (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Ordinary Shares and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of ordinary shares (or, for a noncorporate entity, equivalent securities) and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or, for a noncorporate entity, equivalent securities), as the case may be, of the entity resulting from such Business Combination (including an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Ordinary Shares and Outstanding Company Voting Securities, as the case may be; (B) no Person (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 30% or more of, respectively, the then outstanding shares of ordinary shares (or, for a noncorporate entity, equivalent securities) of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership existed prior to the Business Combination; and (C) at least a majority of the members of the board of directors (or, for a noncorporate entity, equivalent body or committee) of the entity resulting from such Business Combination were members of the Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

4. The approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

i. "**Change in Control Period**" shall mean the period commencing on the date hereof and ending on the second anniversary of the date hereof; <u>provided</u>, <u>however</u>, that commencing on the date one year after the date hereof, and on each annual anniversary of such date (such date and each annual anniversary thereof shall be hereinafter referred to as the "<u>Renewal Date</u>"), unless previously terminated, the Change in Control Period shall be automatically extended so as to terminate two years from such Renewal Date, unless at least 60 days prior to the Renewal Date the Company shall give notice to Executive that the Change in Control Period shall not be so extended.

ii. "**Code**" shall mean the Internal Revenue Code of 1986, as amended.

iii. "**CIC Effective Date**" shall mean the first date during the Change in Control Period on which a Change in Control occurs.

1. **Employment Period**. The Company hereby agrees to continue Executive in its employ, and Executive hereby agrees to remain in the employ of the Company subject to the terms and conditions of this Agreement, for the period commencing on the CIC Effective Date and ending on the second anniversary of such date (the "**Employment Period**"). The Employment Period shall terminate upon Executive's termination of employment for any reason.

2. **Terms of Employment**.

   i. **Position and Duties**.

      1. During the Employment Period, (A) Executive's position (including status, offices, titles and reporting requirements), authority, duties and responsibilities shall be at least commensurate in all respects with the most significant of those held, exercised and assigned to Executive at any time during the 120-day period immediately preceding the CIC Effective Date and (B) Executive's services shall be performed at the location where Executive was employed immediately preceding the CIC Effective Date or any office or location less than 50 miles from such location.

      1. During the Employment Period, and excluding any periods of vacation and sick leave to which Executive is entitled, Executive agrees to devote reasonable attention and time during normal business hours to the business and affairs of the Company and, to the extent necessary to discharge the responsibilities assigned to Executive hereunder, to use Executive's reasonable best efforts to perform faithfully and efficiently such responsibilities. During the Employment Period it shall not be a violation of this Agreement for Executive to (A) serve on corporate, civic or charitable boards or committees, (B) deliver lectures, fulfill speaking engagements or teach at educational institutions and (C) manage personal investments, so long as such activities do not significantly interfere with the performance of Executive's responsibilities as an employee of the Company in accordance with this Agreement. It is expressly understood and agreed that to the extent that any such activities have been conducted by Executive prior to the CIC Effective Date, the continued conduct of such activities (or the conduct of activities similar in nature and scope thereto) subsequent to the CIC Effective Date shall not thereafter be

deemed to interfere with the performance of Executive's responsibilities to the Company.

i. **Compensation**.

1. **Base Salary**. During the Employment Period, Executive shall receive an annual base salary ("**Annual Base Salary**"), that shall be paid at an annual rate, at least equal to 12 *multiplied by* the highest monthly base salary paid or payable, including any base salary that has been earned but deferred, to Executive by the Company and its Affiliates in respect of the 12-month period immediately preceding the month in which the CIC Effective Date occurs. The Annual Base Salary shall be paid at such intervals as the Company pays executive salaries generally. During the Employment Period, the Annual Base Salary shall be periodically reviewed for increase consistent with, and on a basis no less favorable than that applicable to, other peer executives of the Company and its Affiliates, but in no event shall such review and adjustment occur more than 12 months after the last salary increase awarded to Executive prior to the CIC Effective Date and thereafter at least annually. Any increase in Annual Base Salary shall not serve to limit or reduce any other obligation to Executive under this Agreement. Annual Base Salary shall not be reduced after any such increase and the term Annual Base Salary as utilized in this Agreement shall refer to Annual Base Salary as so increased.

2. **Annual Bonus**. In addition to Annual Base Salary, Executive shall be eligible, for each fiscal year ending during the Employment Period, for an annual bonus (the "**Annual Bonus**") in cash with a target annual bonus opportunity at least equal to the target annual bonus opportunity for which Executive was eligible as of immediately prior to the CIC Effective Date (the amount equal to such target annual bonus opportunity referred to herein as the "**Target Annual Bonus**"), with the actual earned Annual Bonus, if any, to be determined on a basis no less favorable than that applicable to other peer executives of the Company and its Affiliates. Each such Annual Bonus shall be paid no later than two and a half months after the end of the fiscal year for which the Annual Bonus is awarded, unless Executive shall elect to defer the receipt of such Annual Bonus pursuant to an arrangement that meets the requirements of Section 409A of the Code. Notwithstanding the generality of the foregoing, for the Company's fiscal year beginning on April 2, 2023 and ending on March 30, 2024, Executive's Annual Bonus shall equal no less than $2,000,000 (200% of the Annual Base Salary for 2023). Executive agrees and acknowledges that Executive previously received $1,000,000 of such Annual Bonus in the first pay period following Executive's start date in Executive's new position and, accordingly, Executive is only entitled to the payment of $1,000,000 (the "**Second GCI Payment**") on June 30, 2024 or such earlier date as annual bonuses for the Company's 2024 fiscal year under the Company's cash incentive plan are actually paid to other peer executives of the Company.

1. **Long Term Incentive Awards**. During the Employment Period, Executive shall be entitled to participate in all long-term equity- and cash-

based incentive plans and programs applicable generally to other peer executives of the Company and its Affiliates. For each fiscal year ending during the Employment Period, Executive shall be awarded annual long-term incentive awards (the "**Annual LTI Award**") in respect of the ordinary shares of the Company (or the ultimate parent entity of the Company) or cash incentive awards, in each case on the same basis as other peer executives of the Company, at least equal to the target Annual LTI Award opportunity to which Executive was eligible as of immediately prior to the CIC Effective Date or, if more favorable to Executive, the target Annual LTI Award opportunity provided generally at any time after the CIC Effective Date to other peer executives of the Company and its Affiliates (the "**Target LTI Award Opportunity**").   The terms and conditions of the awards granted in respect of such Annual LTI Awards shall be no less favorable, in the aggregate, than the most favorable of those provided by the Company and its Affiliates for the awards granted to Executive under such plans and programs as in effect at any time during the 120-day period immediately preceding the CIC Effective Date or, if more favorable to Executive, those provided generally at any time after the CIC Effective Date to other peer executives of the Company and its Affiliates.

2. **Savings and Retirement Plans**.   During the Employment Period, Executive shall be entitled to participate in all savings and retirement plans, practices, policies and programs applicable generally to other peer executives of the Company and its Affiliates, but in no event shall such plans, practices, policies and programs provide Executive with savings opportunities and retirement benefit opportunities, in each case, less favorable, in the aggregate, than the most favorable of those provided by the Company and its Affiliates for Executive under such plans, practices, policies and programs as in effect at any time during the 120-day period immediately preceding the CIC Effective Date or, if more favorable to Executive, those provided generally at any time after the CIC Effective Date to other peer executives of the Company and its Affiliates.

3. **Welfare and Insurance Benefit Plans**. During the Employment Period, Executive and/or Executive's dependents, as the case may be, shall be eligible for participation in and shall receive all benefits under welfare and insurance benefit plans, practices, policies and programs provided by the Company and its Affiliates (including medical, prescription, dental, disability, salary continuance, employee life, group life, accidental death and travel accident insurance plans and programs) ("**Company Welfare Benefit Plans**") to the extent applicable generally to other peer executives of the Company and its Affiliates, but in no event shall such Company Welfare Benefit Plans provide Executive with benefits that are less favorable, in the aggregate, than the most favorable of such plans, practices, policies and programs in effect for Executive at any time during the 120-day period immediately preceding the CIC Effective Date or, if more favorable to Executive, those provided generally at any time after the CIC Effective Date.

4. **Expenses**. During the Employment Period, Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by Executive in accordance with the most favorable policies, practices and procedures of the Company and its Affiliates in effect for Executive at any time during the 120-day period immediately preceding the CIC Effective Date or, if more favorable to Executive, as in effect generally at any time thereafter with respect to other peer executives of the Company and its Affiliates.

5. **Fringe Benefits**. During the Employment Period, Executive shall be entitled to fringe benefits, including any clothing allowance and merchandise discount, as applicable to Executive and in accordance with the most favorable plans, practices, programs and policies of the Company and its Affiliates in effect for Executive at any time during the 120-day period immediately preceding the CIC Effective Date or, if more favorable to Executive, as in effect generally at any time thereafter with respect to other peer executives of the Company and its Affiliates. In addition, the Company shall pay directly or reimburse Executive for reasonable and documented professional tax preparation expenses incurred by Executive in connection with the preparation of Executive's personal U.S. income tax returns for calendar years 2023 and 2024, up to a maximum of $25,000 in each such calendar year.

6. **Paid Time Off or Vacation**. During the Employment Period, Executive shall be entitled to paid time off or paid vacation, in each case in accordance with the most favorable plans, policies, programs and practices of the Company and its Affiliates as in effect for Executive at any time during the 365-day period immediately preceding the CIC Effective Date or, if more favorable to Executive, as in effect generally at any time thereafter with respect to other peer executives of the Company and its Affiliates.

a. **Termination of Employment**.

   i. **Death or Disability**. Executive's employment shall terminate automatically upon Executive's death during the Employment Period. If the Company determines in good faith that the Disability of Executive has occurred during the Employment Period (pursuant to the definition of Disability set forth below), it may give to Executive written notice in accordance with Section 11(b) of its intention to terminate Executive's employment. In such event, Executive's employment with the Company shall terminate effective on the 30th day after receipt of such notice by Executive (the "**Disability Date**"), provided, that within the 30 days after such receipt, Executive shall not have returned to full-time performance of Executive's duties. For purposes of this Agreement, "**Disability**" shall mean the absence of Executive from Executive's duties with the Company on a full-time basis for 180 consecutive business days (or for 180 business days in any consecutive 365 days) as a result of incapacity due to mental or physical illness that is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to Executive or Executive's legal representative.

   i. **Cause**. The Company may terminate Executive's employment during the Employment Period with or without Cause. For purposes of this Agreement, "**Cause**" shall mean:

a. Executive's gross negligence, willful misconduct or dishonesty in performing her duties to the Company;

b. Executive's conviction of a felony (other than a felony involving a traffic violation);

c. Executive's commission of a felony involving a fraud or other business crime against the Company or any of its subsidiaries; or

d. Executive's material breach of any of the covenants set forth in Section 9 hereof; provided that, if any such breach is curable, Executive shall have an opportunity to correct such breach within 30 days after written notice by the Company to Executive thereof.

For purposes of this provision, no act or failure to act, on the part of Executive, shall be considered "willful" unless it is done, or omitted to be done, by Executive in bad faith or without reasonable belief that Executive's action or omission was in the best interests of the Company and its Affiliates. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, or if the Company is not the ultimate parent entity of the Company and is not publicly traded, the board of directors (or, for a non-corporate entity, equivalent governing body) of the ultimate parent of the Company (the "**Applicable Board**") or upon the instructions of the Chief Executive Officer of the Company or a senior officer of the Company and its Affiliates or based upon the advice of counsel for the Company and its Affiliates shall be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interests of the Company and its Affiliates. The cessation of employment of Executive shall not be deemed to be for Cause unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the entire membership of the Applicable Board at a meeting of the Applicable Board called and held for such purpose after reasonable notice is provided to Executive and Executive is given an opportunity, together with counsel for Executive, to be heard before the Applicable Board, finding that, in the good faith opinion of the Applicable Board, Executive is guilty of conduct that constitutes Cause.

i. **Good Reason**. Executive's employment may be terminated during the Employment Period by Executive for Good Reason or by Executive voluntarily without Good Reason. "**Good Reason**" means actions taken by the Company resulting in a material negative change in the employment relationship. For these purposes, a "material negative change in the employment relationship" shall include:

1. the assignment to Executive of duties or responsibilities that are inconsistent in any material respect with Executive's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by Section 3(a), or a material diminution in Executive's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by Section 3(a) or a material diminution in the budget over which Executive retains authority;

2. a material diminution in the authorities, duties or responsibilities of the person to whom Executive is required to report, including a requirement that Executive report to an officer other than the Chief Executive Officer of the Company (or, if the Company is not the ultimate parent entity of the Company and is not publicly traded, the Chief Executive Officer of the ultimate parent of the Company);

3. the failure to provide, in all material respects, any element of the compensation and benefits required to be provided to Executive in accordance with any of the provisions of Section 3(b), including any decrease in Executive's Annual Base Salary;

4. the Company's requiring Executive to be based at any office or location other than as provided in Section 3(a)(i)(B) resulting in a material increase in Executive's commute to and from Executive's primary residence (for this purpose an increase in Executive's commute by 50 miles or more shall be deemed material); or

5. any other action or inaction that constitutes a material breach by the Company of this Agreement, including any failure by the Company to comply with and satisfy Section 10(c).

In order to invoke a termination for Good Reason, Executive shall provide written notice to the Company of the existence of one or more of the conditions described in clauses (i) through (v) within 90 days following Executive's knowledge of the initial existence of such condition or conditions, specifying in reasonable detail the conditions constituting Good Reason, and the Company shall have 30 days following receipt of such written notice (the "**Cure Period**") during which it may remedy the condition. In the event that the Company fails to remedy the condition constituting Good Reason during the applicable Cure Period, Executive's "separation from service" (within the meaning of Section 409A of the Code) must occur, if at all, within two years following the initial existence of such condition or conditions in order for such termination as a result of such condition to constitute a termination for Good Reason.

i. **Incapacity or Death**. Executive's mental or physical incapacity following the occurrence of an event described above in clauses (i) through (v) of Section 4(c) shall not affect Executive's ability to terminate employment for Good Reason, and Executive's death following delivery of a Notice of Termination for Good Reason shall not affect the entitlement of the estate of Executive to severance payments or benefits provided hereunder upon a termination of employment for Good Reason.

ii. **Notice of Termination**. Any termination of employment by the Company for Cause, or by Executive for Good Reason, shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 11(b). For purposes of this Agreement, a "**Notice of Termination**" means a written notice that (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive's employment under the provision so indicated and (iii) if the Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the Date of Termination (which date shall be not more than 30 days after the giving of such notice) (subject to the Company's right to cure in the case of a resignation for Good Reason). The failure by Executive or the Company to set forth in the Notice of Termination any fact or circumstance that contributes to a showing of Good Reason or Cause shall not waive any right of Executive or the Company, respectively, hereunder or preclude Executive or the Company, respectively, from asserting such fact or circumstance in enforcing Executive's or the Company's rights hereunder.

iii. **Date of Termination**. "**Date of Termination**" means (i) if Executive's employment is terminated by the Company for Cause, or by Executive for Good

Reason, the date of receipt of the Notice of Termination or any later date specified therein, as the case may be, (ii) if Executive's employment is terminated by the Company other than for Cause or Disability, the date on which the Company notifies Executive of such termination, (iii) if Executive resigns without Good Reason, the date on which Executive notifies the Company of such termination and (iv) if Executive's employment is terminated by reason of death or Disability, the date of death of Executive or the Disability Date, as the case may be.

b. **Obligations of the Company Upon Termination**.

    i. **By the Company Other Than for Cause, Death or Disability; By Executive for Good Reason**. If, during the Employment Period, the Company shall terminate Executive's employment other than for Cause, Death or Disability or Executive shall terminate employment for Good Reason:

        a. subject to Section 11(k), the Company shall pay to Executive in a lump sum in cash as soon as reasonably practicable (and no later than 30 days) after the Date of Termination (except as otherwise provided in clause (D) below) equal to the aggregate of the following amounts:

            i. the sum of (I) Executive's Annual Base Salary through the Date of Termination to the extent not theretofore paid; (II) Executive's business expenses that are reimbursable pursuant to Section 3(b)(vi) but have not been reimbursed by the Company as of the Date of Termination; (III) Executive's Annual Bonus for the fiscal year immediately preceding the fiscal year in which the Date of Termination occurs, if such bonus has been determined but not paid as of the Date of Termination; (IV) any accrued vacation pay or other paid time off to the extent required by any policy in effect prior to the CIC Effective Date or, if more favorable to Executive, at any time thereafter, or otherwise payable under applicable law, and not theretofore paid (the sum of the amounts described in subclauses (I), (II), (III) and (IV), the "**Accrued Obligations**"); provided, that notwithstanding the foregoing, if Executive has made an irrevocable election under any deferred compensation arrangement subject to Section 409A of the Code to defer any portion of the Annual Base Salary or the Annual Bonus described in clause (I) or (III), then for all purposes of this Section 5 (including Sections 5(b) through 5(d)), such deferral election, and the terms of the applicable arrangement shall apply to the same portion of the amount described in such clause (I) or (III), and such portion shall not be considered as part of the "Accrued Obligations" but shall instead be an "Other Benefit" (as defined below);

            ii. if the Date of Termination occurs during the Company's 2025 fiscal year or thereafter, an amount equal to the product of (I) the Target Annual Bonus and (II) a fraction, the numerator of which is the number of days in the then-current fiscal year through the Date of Termination, and the denominator of which is 365 (the "**Pro Rata Bonus**");

iii.   if the Date of Termination occurs prior to the payment date of the Second GCI Payment, the Second GCI Payment;

iv.   the amount equal to the product of (I) two (2) and (II) the sum of (x) Executive's Annual Base Salary and (y) the Target Annual Bonus; provided that any portion of such amount that exceeds the sum of (x) one (1) times Executive's Annual Base Salary and two (2) times the Target Annual Bonus, and (y) the portions of the amount under Section 5(b)(A) of the Employment Agreement (as defined below) that qualify for the separation pay exception under Treas. Reg. § 1.409A-1(b)(9)(iii) as in effect on the Date of Termination (i.e., $660,000 for 2023) and the "short-term deferral" exception under Section 409A of the Code as of the Date of Termination, shall be paid in substantially equal installments in accordance with the normal payroll practices of the Company subject to any required delay of payment consistent with Section 11(k); and

v.   the amount equal to the product of (A) the monthly premiums for coverage under the Company's or and its Affiliates' health care plans for purposes of continuation coverage under Section 4980B of the Code with respect to the maximum level of coverage in effect for Executive and her spouse and dependents as of immediately prior to the Date of Termination, and (B) 24;

1. the Company shall reimburse Executive up to $350,000 for the actual liability to be incurred by Executive in terminating Executive's residential lease in New York City, following the Company's receipt of sufficient supporting documentation of such liability, with such amount to be paid as soon as reasonably practicable following the provision of such documentation (and no later than the date set forth in Section 11(k)(ii)) (the "**Lease Payment**");

2. the Company shall reimburse Executive up to $150,000for the actual liability to be incurred by Executive in relocating Executive's residence from New York City to Switzerland, following the Company's receipt of sufficient supporting documentation of such liability, with such amount to be paid as soon as reasonably practicable following the provision of such documentation (and no later than the date set forth in Section 11(k)(ii)) (the "**Relocation Payment**");

3. the Company shall, at its sole expense as incurred, provide Executive with outplacement services the scope and provider of which shall be selected by Executive in Executive's sole discretion, but the cost thereof shall not exceed $25,000; provided, that such outplacement benefits shall end not later than the last day of the second calendar year that begins after the Date of Termination;

4. the Company shall pay Executive $25,000 for tax preparation services with respect to Executive's personal U.S. income tax returns for each of calendar years 2023 and 2024, less any amounts previously paid or reimbursed to Executive for such services prior to the Date of Termination, with such amount to be paid to Executive as soon as reasonably practicable (and no later than 30 days) after the Date of Termination (the "**Tax Preparation Payment**"); and

5. except as otherwise set forth in the last sentence of Section 6, to the extent not theretofore paid or provided, the Company shall timely pay or provide to Executive any other amounts or benefits required to be paid or provided or that Executive is eligible to receive under any plan, program, policy or practice or contract or agreement of the Company and its Affiliates, including the vesting, settlement or exercisability of any equity or equity-based awards granted to Executive in accordance with the terms of the plan and award agreements applicable upon a termination of employment by the Company other than for Cause or for Good Reason (for the avoidance of doubt, as such terms are defined herein), including the vesting of awards pursuant to Section 11.2 of the Third Amended and Restated Capri Holdings Limited Omnibus Incentive Plan or the similar provisions of any predecessor or successor plans) and any rights under the Company's Deferred Compensation Plan (such other amounts and benefits shall be hereinafter referred to as the "**Other Benefits**") in accordance with the terms of the underlying plans or agreements.

The Company's obligations to pay or provide the payments and benefits set forth in Sections 5(a)(i)(B), 5(a)(i)(C), 5(a)(ii) and 5(a)(iii) of this Agreement shall be subject to Executive's execution, delivery to the Company and non-revocation of a release of claims substantially in the form attached hereto as <u>Exhibit A</u>.

i. **Death**. If Executive's employment is terminated by reason of Executive's death during the Employment Period, the Company shall provide Executive's estate or beneficiaries with the Accrued Obligations, the Lease Payment, the Relocation Payment, the Tax Preparation Payment, the Pro Rata Bonus and the timely payment or delivery of the Other Benefits, and shall have no other severance obligations under this Agreement. The Accrued Obligations (subject to the proviso set forth in Section 5(a)(i)(A) to the extent applicable), the Pro Rata Bonus and the Tax Preparation Payment shall be paid to Executive's estate or beneficiary, as applicable, in a lump sum in cash as soon as reasonably practicable (and no later than 30 days) after the Date of Termination, and the Lease Payment and the Relocation Payment shall be paid in accordance with Section 5(a)(ii). With respect to the provision of the Other Benefits, the term "Other Benefits" as utilized in this Section 5(b) shall include, and Executive's estate and/or beneficiaries shall be entitled to receive, benefits at least equal to the most favorable benefits provided by the Company and its Affiliates to the estates and beneficiaries of other peer executives of the Company and such Affiliates under such plans, programs, practices and policies relating to death benefits, if any, as in effect with respect to other peer executives and their beneficiaries at any time during the 120-day period immediately preceding the CIC Effective Date or, if more favorable to Executive's estate and/or Executive's beneficiaries, as in effect on the date of Executive's death with respect to other peer executives of the Company and its Affiliates and their beneficiaries.

ii. **Disability**. If Executive's employment is terminated by reason of Executive's Disability during the Employment Period, the Company shall provide Executive with the Accrued Obligations, the Pro Rata Bonus, the Lease Payment, the Relocation Payment, the Tax Preparation Payment, and the timely payment or delivery of the Other Benefits in accordance with the terms of the underlying plans or agreements, and shall have no other severance obligations under this Agreement. The Accrued Obligations (subject to the proviso set forth in Section 5(a)(i)(A) to the extent applicable), the Pro Rata Bonus and the Tax Preparation Payment shall be paid to Executive in a lump sum in cash as soon as reasonably practicable (and no later than 30 days) after the Date of Termination, and the Lease Payment and Relocation Payment shall be paid in accordance with Section 5(a)(ii). With respect to the provision of the Other Benefits, the term "Other Benefits" as utilized in this Section 5(c) shall include, and Executive shall be entitled after the Disability Date to receive, without limitation, disability and other benefits (either pursuant to a plan, program, practice or policy or an individual arrangement) at least equal to the most favorable of those generally provided by the Company and its Affiliates to disabled executives and/or their dependents in accordance with such plans, programs, practices and policies relating to disability, if any, as in effect generally with respect to other peer executives and their dependents at any time during the 120-day period immediately preceding the CIC Effective Date or, if more favorable to Executive and/or Executive's dependents, as in effect at any time thereafter generally with respect to other peer executives of the Company and its Affiliates and their dependents.

iii. **Cause; Other Than for Good Reason**. If Executive's employment is terminated for Cause during the Employment Period, the Company shall provide Executive with Executive's Annual Base Salary (subject to the proviso set forth in Section 5(a)(i)(A) to the extent applicable) through the Date of Termination, and the timely payment or delivery of the Other Benefits, and shall have no other severance obligations under this Agreement. If Executive voluntarily terminates employment during the Employment Period, excluding a termination for Good Reason, the Company shall provide Executive with the Accrued Obligations and the timely payment or delivery of the Other Benefits and shall have no other severance obligations under this Agreement. In such case, all the Accrued Obligations (subject to the proviso set forth in Section 5(a)(i)(A) to the extent applicable) shall be paid to Executive in a lump sum in cash as soon as reasonably practicable (and no later than 30 days) after the Date of Termination.

c. **Non-Exclusivity of Rights**. Nothing in this Agreement shall prevent or limit Executive's continuing or future participation in any plan, program, policy or practice provided by the Company or any of its Affiliates and for which Executive may qualify, nor, subject to Section 11(h), shall anything herein limit or otherwise affect such rights as Executive may have under any other contract or agreement with the Company or its Affiliates. Amounts that are vested benefits or that Executive is otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with the Company or any of its Affiliates at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement. Without limiting the generality of the foregoing,

Executive's resignation under this Agreement with or without Good Reason shall in no way affect Executive's ability to terminate employment by reason of Executive's "retirement" under any compensation and benefits plans, programs or arrangements of the Company or its Affiliates, including any retirement or pension plans or arrangements or to be eligible to receive benefits under any compensation or benefit plans, programs or arrangements of the Company or any of its Affiliates, including any retirement or pension plan or arrangement of the Company or any of its Affiliates or substitute plans adopted by the Company or its successors, and any termination that otherwise qualifies as Good Reason shall be treated as such even if it is also a "retirement" for purposes of any such plan. Notwithstanding the foregoing, if Executive receives payments and benefits pursuant to Section 5(a) of this Agreement, Executive shall not be entitled to any severance pay or benefits under any severance plan, program or policy of the Company and its Affiliates, unless otherwise specifically provided therein in a specific reference to this Agreement.

d. **No Mitigation or Offset; Legal Fees**.

    i. **No Mitigation or Offset**. The Company's obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action that the Company may have against Executive or others. In no event shall Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not Executive obtains other employment.

    i. **Legal Fees**. The Company agrees to pay as incurred (within 10 days following the Company's receipt of an invoice from Executive), at any time from the CIC Effective Date through Executive's remaining lifetime (or, if longer, through the 20th anniversary of the CIC Effective Date) to the full extent permitted by law, all legal fees and expenses that Executive may reasonably incur as a result of any contest (regardless of the outcome thereof) by the Company, Executive or others of the validity or enforceability of, or liability under, any provision of this Agreement or any guarantee of performance thereof whether such contest is between the Company and Executive or between either of them and any third party (including as a result of any contest by Executive about the amount of any payment pursuant to this Agreement), plus in each case interest on any delayed payment at the applicable federal rate provided for in Section 7872(f)(2)(A) of the Code ("**Interest**") determined as of the date such legal fees and expenses were incurred.

1. **Treatment of Certain Payments**.

    i. Anything in the Agreement to the contrary notwithstanding, in the event the Accounting Firm (as defined below) shall determine that receipt of all Payments (as defined below) would subject Executive to the excise tax under Section 4999 of the Code, the Accounting Firm shall determine whether to reduce any of the Payments paid or payable pursuant to the Agreement (the "**Agreement Payments**") so that the Parachute Value (as defined below) of all Payments, in the aggregate, equals the Safe Harbor Amount (as defined below). The Agreement Payments shall be so reduced only if the Accounting Firm determines that Executive would have a greater Net After-Tax Receipt (as defined below) of aggregate Payments if the Agreement Payments were so reduced. If the

Accounting Firm determines that Executive would not have a greater Net After-Tax Receipt of aggregate Payments if the Agreement Payments were so reduced, Executive shall receive all Agreement Payments to which Executive is entitled hereunder.

ii. If the Accounting Firm determines that aggregate Agreement Payments should be reduced so that the Parachute Value of all Payments, in the aggregate, equals the Safe Harbor Amount, the Company shall promptly give Executive notice to that effect and a copy of the detailed calculation thereof. All determinations made by the Accounting Firm under this Section 8 shall be binding upon the Company and Executive and shall be made as soon as reasonably practicable and in no event later than 15 days following the Date of Termination. For purposes of reducing the Agreement Payments so that the Parachute Value of all Payments, in the aggregate, equals the Safe Harbor Amount, only amounts payable under the Agreement (and no other Payments) shall be reduced. The reduction of the amounts payable hereunder, if applicable, shall be made by reducing the payments and benefits under the following sections in the following order: (i) cash payments that may not be valued under Treas. Reg. § 1.280G-1, Q&A-24(c) ("**24(c)**"), (ii) equity-based payments that may not be valued under 24(c), (iii) cash payments that may be valued under 24(c), (iv) equity-based payments that may be valued under 24(c) and (v) other types of benefits. With respect to each category of the foregoing, such reduction shall occur first with respect to amounts that are not "deferred compensation" within the meaning of Section 409A of the Code and next with respect to payments that are deferred compensation, in each case, beginning with payments or benefits that are to be paid the farthest in time from the Accounting Firm's determination. All fees and expenses of the Accounting Firm shall be borne solely by the Company.

iii. To the extent requested by Executive, the Company shall cooperate with Executive in good faith in valuing, and the Accounting Firm shall take into account the value of, services provided or to be provided by Executive (including Executive's agreeing to refrain from performing services pursuant to a covenant not to compete or similar covenant, before, on or after the date of a change in ownership or control of the Company (within the meaning of Q&A-2(b) of the final regulations under Section 280G of the Code), such that payments in respect of such services may be considered reasonable compensation within the meaning of Q&A-9 and Q&A-40 to Q&A-44 of the final regulations under Section 280G of the Code and/or exempt from the definition of the term "parachute payment" within the meaning of Q&A-2(a) of the final regulations under Section 280G of the Code in accordance with Q&A-5(a) of the final regulations under Section 280G of the Code.

iv. The following terms shall have the following meanings for purposes of this Section 8:

1. "**Accounting Firm**" shall mean a nationally recognized certified public accounting firm or other professional organization that is a certified public accounting firm recognized as an expert in determinations and calculations for purposes of Section 280G of the Code that is selected by the Company prior to a Change in Control for purposes of making the applicable determinations hereunder and is reasonably acceptable to Executive, which firm shall not, without Executive's consent, be a firm serving as

accountant or auditor for the individual, entity or group effecting the Change in Control.

2. "**Net After-Tax Receipt**" shall mean the present value (as determined in accordance with Sections 280G(b)(2)(A)(ii) and 280G(d)(4) of the Code) of a Payment net of all taxes imposed on Executive with respect thereto under Sections 1 and 4999 of the Code and under applicable state and local laws, determined by applying the highest marginal rate under Section 1 of the Code and under state and local laws which applied to Executive's taxable income for the immediately preceding taxable year, or such other rate(s) as the Accounting Firm determines to be likely to apply to Executive in the relevant tax year(s).

3. "**Parachute Value**" of a Payment shall mean the present value as of the date of the change of control for purposes of Section 280G of the Code of the portion of such Payment that constitutes a "parachute payment" under Section 280G(b)(2) of the Code, as determined by the Accounting Firm for purposes of determining whether and to what extent the excise tax under Section 4999 of the Code will apply to such Payment.

4. "**Payment**" shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of Executive, whether paid or payable pursuant to the Agreement or otherwise.

5. "**Safe Harbor Amount**" shall mean 2.99 *multiplied by* Executive's "base amount," within the meaning of Section 280G(b)(3) of the Code.

i. The provisions of this Section 8 shall survive the expiration of the Agreement.

1. **Restrictive Covenants**.

a. **Confidential Information**. Executive shall not disclose to any unauthorized person or entity or use for Executive's own purposes any Confidential Information without the prior written consent of the Company, unless and to the extent that the Confidential Information becomes generally known to and available for use by the public other than as a result of Executive's acts or omissions in violation of this Agreement; provided, however, that if Executive receives a request to disclose Confidential Information pursuant to a deposition, interrogation, request for information or documents in legal proceedings, subpoena, civil investigative demand, governmental or regulatory process or similar process, (i) Executive shall promptly notify in writing the Company, and consult with and assist the Company in seeking a protective order or request for other appropriate remedy, (ii) in the event that such protective order or remedy is not obtained, or if the Company waives compliance with the terms hereof, Executive shall disclose only that portion of the Confidential Information which, based on the written advice of Executive's legal counsel, is legally required to be disclosed and shall exercise reasonable best efforts to provide that the receiving person or entity shall agree to treat such Confidential Information as confidential to the extent possible (and permitted under applicable law) in respect of the applicable proceeding or process and (iii) the Company shall be given an opportunity to review the Confidential Information prior to disclosure thereof. For purposes of this Agreement, "**Confidential Information**" means information, observations and data concerning the business or affairs of the Company and its Affiliates, including, without limitation, all business information (whether or not in written form) which relates to the Company or its Affiliates, or their customers, suppliers or contractors or any other third parties in respect of which the Company or its Affiliates has a business relationship or owes a duty of confidentiality, or their respective businesses or products, and which is not known to the public generally other than as a result of Executive's breach of this Agreement, including but not limited to: technical information or reports; formulas; trade secrets; unwritten knowledge and "know-how"; operating instructions; training manuals; customer lists; customer buying records and habits; product sales records and documents, and product development, marketing and sales strategies; market surveys; marketing plans; profitability analyses; product cost; long-range plans; information relating to pricing, competitive strategies and new product development; information relating to any forms of compensation or other personnel-related information; contracts; and supplier lists. Confidential Information will not include such information known to Executive prior to Executive's involvement with the Company or its Affiliates or information rightfully obtained from a third party (other than pursuant to a breach by Executive of this Agreement). Nothing in this Agreement shall impair Executive's right under the whistleblower provisions of any applicable federal law or regulation or, for the avoidance of doubt, limit Executive's right to receive an award for the information provided to any government authority under such law or regulation.

i.   **No Hiring**. During the Employment Period and during the two-year period following termination of employment or service, Executive shall not knowingly perform any action, activity or course of conduct which is substantially detrimental to the businesses or business reputations of the Company or any of its Affiliates, including (i) soliciting, recruiting or hiring (or attempting to solicit, recruit or hire) any employees of the Company or any of its Affiliates or any persons who have worked for the Company or of its Affiliates during the 12-month period immediately preceding such solicitation, recruitment or hiring or attempt thereof; (ii) intentionally interfering with the relationship of the Company or any of its Affiliates with any person or entity who or which is employed by or otherwise engaged to perform services for, or any customer, client, supplier, licensee, licensor or other business relation of, the Company or any of its Affiliates; or (iii) assisting any person or entity in any way to do, or attempt to do, anything prohibited by the immediately preceding clauses (i) or (ii).

ii.   **Non-Disparagement**. During the Employment Period and thereafter, Executive agrees not to disparage the Company or any of its Affiliates or any of their respective directors, officers, employees, agents, representatives or licensees and not to publish or make any statement that is reasonably foreseeable to become public with respect to any of such entities or persons. The Company likewise agrees not to disparage Executive or publish or make any statement that is reasonably foreseeable to become public with respect to Executive without Executive's prior written consent, excluding statements required to be made about Executive in any Company filing under U.S. securities laws or stock exchange rules and regulations.

iii.   **Remedies; Modification; Interpretation**. Executive acknowledges that the injury that would be suffered by the Company as a result of a breach in any material respect of the provisions of Section 9 of this Agreement would be irreparable and that an award of monetary damages to the Company for such a breach would be an inadequate remedy. Consequently, the Company will have the right, in addition to any other rights it may have, to obtain injunctive relief to restrain any breach or threatened breach or otherwise to specifically enforce any provision of this Agreement, and the Company will not be obligated to post bond or other security in seeking such relief. In no event shall an asserted violation of the provisions of this Section 9 constitute a basis for deferring or withholding any amounts otherwise payable to Executive under this Agreement, but the Company otherwise shall be entitled to all other remedies that may be available to it at law or in equity. Executive acknowledges that the foregoing provisions of this Section 9 are reasonable and necessary for the protection of the Company and its Affiliates, and that they will be materially and irrevocably damaged if these provisions are not specifically enforced. Accordingly, Executive agrees that, in addition to any other relief or remedies available to the Company and its Affiliates, they shall be entitled to seek an appropriate injunctive or other equitable remedy for the purposes of restraining Executive from any actual or threatened breach of or otherwise enforcing these provisions and no bond or security will be required in connection therewith. If any provision of this Section 9 is deemed invalid or unenforceable, such provision shall be deemed modified and limited to the extent necessary to make it valid and enforceable. For purposes of this Section 9, references to the "Company" and "Affiliates" shall refer to the Company and the Company's Affiliates as of the date immediately prior to the CIC Effective Date.

1. **Successors**.
   i. This Agreement is personal to Executive and without the prior written consent of the Company shall not be assignable by Executive other than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive's legal representatives.
   i. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns. Except as provided in Section 10(c), without the prior written consent of Executive, this Agreement shall not be assignable by the Company.
   ii. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/ or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

1. **Miscellaneous**.
   i. **Governing Law and Dispute Resolution**. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws. The parties irrevocably submit to the jurisdiction of any state or federal court sitting in or for the State of New York with respect to any dispute arising out of or relating to this Agreement, and each party irrevocably agrees that all claims in respect of such dispute or proceeding shall be heard and determined in such courts. The parties hereby irrevocably

waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to the venue of any dispute arising out of or relating to this Agreement or the transactions contemplated hereby brought in such court or any defense of inconvenient forum for the maintenance of such dispute or proceeding. Each party agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. THE PARTIES HEREBY WAIVE A TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT OR ASSERTED BY EITHER OF THE PARTIES HERETO AGAINST THE OTHER ON ANY MATTERS WHATSOEVER ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT.

i.   **Notices**. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:
<u>If to Executive</u>: To the most recent address on file with the Company.
<u>If to the Company</u>: Capri Holdings Limited
11 West 42nd Street
New York, NY 1036 <u>Attention</u>: SVP, Chief People Officer

or to such other address as either party shall have furnished to the other in writing in accordance herewith.   Notice and communications shall be effective when actually received by the addressee.

i.   **Invalidity**. If any term or provision of this Agreement or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those to which it is invalid or unenforceable shall not be affected thereby, and each term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

ii. **Survivorship**. Upon the expiration or other termination of this Agreement or Executive's employment, the respective rights and obligations of the parties hereto shall survive to the extent necessary to carry out the intentions of the parties under this Agreement.

iii. **Section Headings; Construction**. The section headings used in this Agreement are included solely for convenience and shall not affect, or be used in connection with, the interpretation hereof. For purposes of this Agreement, the term "including" shall mean "including, without limitation."

iv. **Counterparts**. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

v.   **Amendments; Waiver**. No provision of this Agreement shall be modified or amended except by an instrument in writing duly executed by the parties hereto. Executive's or the Company's failure to insist upon strict compliance with any provision hereof or any other provision of this Agreement or the failure to assert any right Executive or the Company may have hereunder, including the right of Executive to terminate employment for Good Reason pursuant to Section 4(c)(i)-(v), shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

vi. **At-Will Employment**. Executive and the Company acknowledge that, except as may otherwise be provided under any other written agreement between Executive and the Company, the employment of Executive by the Company is "at will" and, subject to Section 1(e) of this Agreement, prior to the CIC Effective Date, Executive's employment may be terminated by either Executive or the Company at any time prior to the CIC Effective Date, in which case Executive shall have no further rights under this Agreement. From and after the CIC Effective Date, except as specifically provided herein, this Agreement shall supersede any other employment agreement between the parties. For the avoidance of doubt, prior to the CIC Effective Date, any other employment agreement between the parties shall continue to govern the relationship between the parties.

vii. **Entire Agreement**. This Agreement constitutes the entire agreement of the parties hereto in respect of the terms and conditions of Executive's employment with the Company and its Affiliates, including Executive's severance entitlements, and, as of the CIC Effective Date, supersedes and cancels in their entirety all prior understandings, agreements and commitments, whether written or oral, relating to the terms and conditions of employment between Executive, on the one hand, and the Company or its Affiliates, on the other hand, including the Employment Agreement between Executive and the Company dated as of January 23, 2023 (the "**Employment Agreement**"). For the avoidance of doubt, this Agreement does not limit the terms of any benefit plans (including equity award agreements) of the Company or its Affiliates that are applicable to Executive, except to the extent that the terms of this Agreement are more favorable to Executive. From and after the CIC Effective Date, the obligations of Executive under Section 9 shall be the exclusive restrictive covenants to which Executive is bound and any other restrictive covenants set forth in any agreement between Executive and the Company or its Affiliates, including any equity award agreement shall be void and of no force and effect.

viii. **Tax Withholding**. The Company may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

ix. **Section 409A**.

1. **General**. It is intended that payments and benefits made or provided under this Agreement shall not result in penalty taxes or accelerated taxation pursuant to Section 409A of the Code. Any payments that qualify for the "short-term deferral" exception, the separation pay exception or another exception under Section 409A of the Code shall be paid under the applicable exception. For purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under this Agreement shall be treated as a separate payment of compensation. All payments to be made upon a termination of employment under this Agreement may only be made upon a "separation from service" under Section 409A of the Code to the extent necessary in order to avoid the imposition of penalty taxes on Executive pursuant to Section 409A of the Code. In no event may Executive, directly or indirectly, designate the calendar year of any payment under this Agreement, and to the extent required by Section 409A of the Code, any payment that may be paid in more than one taxable year shall be paid in the later taxable year. Notwithstanding any other provision of this Agreement to the contrary, solely for the purpose of determining the

timing of payment or distribution of any compensation or benefit that constitutes "nonqualified deferred compensation" within the meaning of Section 409A of the Code (and not the right to vest in or be entitled to receive any such payment or benefit) that may only be made or changed (including a change in the form of payment) upon an event described in Section 409A(a)(2)(A)(v) of the Code and the regulations thereunder, such payment shall only be made or timing or form changed if the Change in Control also constitutes an event described in Section 409A(a)(2)(A)(v) of the Code.

1. **Reimbursements and In-Kind Benefits**. Notwithstanding anything to the contrary in this Agreement, all reimbursements and in-kind benefits provided under this Agreement that are subject to Section 409A of the Code shall be made in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirement that (A) any reimbursement is for expenses incurred during Executive's lifetime (or during a shorter period of time specified in this Agreement); (B) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (C) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred; and (D) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

2. **Delay of Payments**. Notwithstanding any other provision of this Agreement to the contrary, if Executive is considered a "specified employee" for purposes of Section 409A of the Code (as determined in accordance with the methodology established by the Company and its Affiliates as in effect on the Date of Termination), any payment that constitutes nonqualified deferred compensation within the meaning of Section 409A of the Code that is otherwise due to Executive under this Agreement during the six-month period immediately following Executive's separation from service on account of Executive's separation from service shall instead be paid, with Interest (based on the rate in effect for the month in which Executive's separation from service occurs), on the first business day of the seventh month following Executive's separation from service (the "**Delayed Payment Date**"), to the extent necessary to prevent the imposition of tax penalties on Executive under Section 409A of the Code. If Executive dies during the postponement period, the amounts and entitlements delayed on account of Section 409A of the Code shall be paid to the personal representative of Executive's estate on the first to occur of the Delayed Payment Date or 30 calendar days after the date of Executive's death.

i. **Indemnification**. The Company shall indemnify Executive and hold her harmless to the fullest extent permitted by law and under the charter and bylaws of the Company (including the advancement of expenses) against, and with respect to, any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorney fees), losses and damages resulting from Executive's good faith performance of Executive's duties and obligations with the Company and its Affiliates. During the Employment Period and for as long thereafter as is practicable, Executive shall be covered under a directors' and officers' liability insurance policy with coverage limits in amounts no less than, and with terms and conditions no less favorable than, that or those maintained by the Company as of immediately prior to the CIC Effective Date. In addition, any individual indemnification agreement between Executive and the Company in effect immediately prior to the CIC Effective Date shall continue in full force and effect in accordance with its terms.

[Signature Page Follows]

IN WITNESS WHEREOF, Executive has hereunto set Executive's hand and, pursuant to the authorization from the Board, the Company has caused this Agreement to be executed in its name on its behalf, all as of the day and year first above written.

EXECUTIVE:

/s/ Cedric Wilmotte

_____

Cedric Wilmotte

COMPANY:
By: /s/ John D. Idol_____

John D. Idol
Chairman and Chief Executive Officer
Capri Holdings Limited

THIS GENERAL RELEASE OF CLAIMS (this "**Release**") is entered into between [____] ("**Executive**") and Capri Holdings Limited (the "**Company**") as of [**DATE**]. The entering into and non-revocation of this Release is a condition to Executive's right to receive the severance payments and benefits under Sections 5(a)(i)(B), 5(a)(i)(C), 5(a)(ii) and 5(a)(iii) of Executive's Change in Control Continuity Agreement, dated as of [●], 2023 (the "**CIC Continuity Agreement**"). Capitalized terms used in this Release that are not otherwise defined shall have the meanings set forth in the CIC Continuity Agreement.

Accordingly, Executive and the Company agree as follows:

1. <u>General Release</u>.
a. In consideration for the payments to be provided to Executive pursuant to Sections 5(a)(i)(B), 5(a)(i)(C), 5(a)(ii) and 5(a)(iii) of the CIC Continuity Agreement, Executive, for herself and for Executive's heirs, executors, administrators, trustees, legal representatives and assigns (hereinafter referred to collectively as "**Releasors**"), forever releases and discharges the Company and its past, present and future parent entities, subsidiaries, divisions, affiliates and related business entities, successors and assigns, assets, employee benefit and/or pension plans or funds (including qualified and non-qualified plans or funds), and any of its or their respective past, present and/or future

directors, officers, fiduciaries, agents, trustees, administrators, employees, insurers, attorneys and assigns, acting on behalf of the Company or in connection with Company business (collectively, the "**Company Entities**") from any and all claims, demands, causes of action, fees and liabilities of any kind whatsoever (upon any legal or equitable theory, whether contractual, common-law, statutory, federal, state, local, or otherwise), whether known or unknown, which Executive ever had, now have, or may have against any of the Company Entities by reason of any act, omission, transaction, practice, plan, policy, procedure, conduct, occurrence, or other matter related to Executive's employment or the termination thereof up to and including the date on which Executive signs this Release.

b. Without limiting the generality of the foregoing, this Release is intended to and shall release the Company Entities from any and all claims, whether known or unknown, which Releasors ever had, now have, or may have against the Company Entities arising out of Executive's employment and/or Executive's separation from that employment, including, but not limited to, any claim under: (i) the Age Discrimination in Employment Act, as amended by the Older Workers Benefit Protection Act, (ii) Title VII of the Civil Rights Act of 1964 or under the Civil Rights Act of 1991, (iii) the Americans with Disabilities Act; (iv) the Employee Retirement Income Security Act of 1974 (excluding claims for accrued, vested benefits under any employee benefit or pension plan of the Company Entities subject to the terms and conditions of such plan and applicable law), (v) the Family and Medical Leave Act, (vi) 42 USC §§ 1981-86, (vii) the Equal Pay Act, (viii) the Sarbanes-Oxley Act of 2002, (ix) Section 922 of the Dodd-Frank Act, (x) the Federal False Claims Act, the New York State Human Rights Law; (xi) the New York City Administrative Code; (xii) the New York Labor Law; (xiii) the New York Minimum Wage Act; (xiv) the statutory provisions regarding retaliation/discrimination under the New York Worker's Compensation Law; and (xv) the New York City Earned Sick Time Act, as all of those statutes may have been amended. Without limiting the generality of the foregoing, this Release is also intended to and shall release the Company Entities from any and all claims, whether known or unknown, which Releasors ever had, now have, or may have against the Company Entities, whether based on federal, state, or local law, statutory or decisional, arising out of Executive's employment, the termination of such employment, and/or any of the events relating directly or indirectly to or surrounding the termination of that employment, including, but not limited to, any claims for wrongful or retaliatory discharge, breach of contract (express, implied or otherwise), breach of the covenant of good faith and fair dealing, detrimental reliance, interference with contractual relations or any prospective business advantage, defamation, slander or libel, invasion of privacy, intentional and negligent infliction of emotional distress, false imprisonment, compensatory or punitive damages, any claims for attorneys' fees, costs, disbursements and/or the like, any claims for wages, bonuses, or other benefits, and any claims for negligence or intentional tort, arising up to and including the date on which Executive signs this Release.

c. Nothing in this Release prevents Executive from providing truthful information to any governmental entity, nor does it interfere with Executive's right to file a charge with or participate in any investigation or proceeding conducted by the Department of Labor, the National Labor Relations Board, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission or a state or local fair employment practices agency. Nevertheless, Executive acknowledges and agrees that Executive hereby waives any right to seek or to share in any relief, monetary or otherwise, relating to any claim released herein whether such claim was initiated by Executive or not. In addition, nothing in this Release shall impair Executive's right under the whistleblower provisions of any applicable federal law or regulation or, for the avoidance of doubt, limit Executive's right to receive an award for the information provided to any government authority under such law or regulation.

d. Notwithstanding the foregoing, this Release shall not release the Company from: (i) any obligations under the CIC Continuity Agreement or Executive's right to enforce the terms of the CIC Continuity Agreement; (ii) any obligations regarding any rights of Executive as a current or former officer, director or employee of the Company or its affiliates to indemnification under the terms of the CIC Continuity Agreement, the Company's bylaws or charter or any insurance policy or other agreement under which Executive is entitled to indemnification or directors' and officers' liability coverage; (iii) any claims or causes of action that cannot legally be waived, including, but not limited to, any claim for earned but unpaid wages, workers' compensation benefits, unemployment benefits, and vested 401(k) benefits; (iv) any claims that may arise in the future from events or actions occurring after the date on which Executive signs this Release; and (v) any claims as the holder or beneficial owner of securities (or other rights relating to securities, including equity awards) of the Company or its affiliates. By signing this Release, Executive represents that Executive has not commenced or joined in any claim, charge, action or proceeding whatsoever against the Company or any of the Company Entities arising out of or relating to any of the matters set forth in this paragraph.

1. Acknowledgement. Executive acknowledges and agrees that the provisions in Section 9 of the CIC Continuity Agreement shall remain in full force and effect in accordance with the terms of the CIC Continuity Agreement.

2. Not an Admission. This Release is not intended, and shall not be construed, as an admission that any of the Company Entities has violated any federal, state or local law (statutory or decisional), ordinance or regulation, breached any contract or committed any wrong whatsoever against Executive, nor is it intended, and shall not be construed as, an admission by Executive that Executive has violated any federal, state or local law (statutory or decisional), ordinance or regulation, breached any contract or committed any wrong whatsoever.

3. Entire Agreement. This Release constitutes the entire agreement between the parties with respect to the subject matter of this Release. No amendment to this Release shall be binding upon either party unless in writing and signed by or on behalf of such party.

4. Severability. Should any provision of this Release be declared or determined by any court to be illegal, invalid or unenforceable, the validity of the remaining parts, terms or provisions shall not be affected, and each remaining part, term or provision shall be legal, valid and enforceable to the fullest extent permitted by law, and any illegal, invalid or unenforceable part, term or provision shall be deemed not to be a part of this Release.

5. Jurisdiction/Choice of Law/Waiver of Jury Trial. Executive agrees that the provisions of this Release shall be construed in accordance with the internal laws of the State of New York, without regard to the conflict of law provisions of any state. Both parties hereby waive any right to a jury trial.

6. Knowing and Voluntary Agreement. Executive acknowledges that Executive:

a. has carefully read this Release in its entirety;

b. has had an opportunity to consider it for at least twenty-one (21) days to consider the actual terms of this Release;

c. is hereby advised by the Company in writing to consult with an attorney of Executive's choice in connection with this Release;

d. fully understands the significance of all of the terms and conditions of this Release and has discussed them with Executive's independent legal counsel, or has had a reasonable opportunity to do so;

e. has had answered to Executive's satisfaction by Executive's independent legal counsel any questions Executive has asked with regard to the meaning and significance of any of the provisions of this Agreement; and

f. is signing this Agreement voluntarily and of Executive's own free will and agrees to abide by all the terms and conditions contained herein.

1. <u>Effectiveness</u>. Executive understands that Executive will have at least twenty-one (21) days from the date of receipt of this Release to consider the terms and conditions of this Release. Executive may accept this Release by signing it and returning it to:

> Capri Holdings Limited
> 11 West 42nd Street
> New York, NY 1036 <u>Attention</u>: SVP, Chief People Officer

on or before 21 days after delivery. After executing this Release, Executive shall have seven (7) days (the "**Revocation Period**") to revoke this Release by indicating Executive's desire to do so in writing delivered to the Company's SVP, Chief People Officer at the address set forth above by no later than 5:00 p.m. on the seventh (7th) day after the date Executive signs this Release. The effective date of this Release shall be the eighth (8th) day after Executive signs the Release. If the last day of the Revocation Period falls on a Saturday, Sunday or holiday, the last day of the Revocation Period will be deemed to be the next business day. In the event Executive does not accept this Release as set forth above, or in the event Executive revokes this Release during the Revocation Period, this Release shall be deemed automatically null and void.

PLEASE READ THIS RELEASE CAREFULLY. IT CONTAINS A GENERAL RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS ARISING OUT OF EXECUTIVE'S EMPLOYMENT.

Executive has read this Release and is fully aware of the legal effects of this Release. Executive has chosen to execute this Release freely, without reliance upon any promises or representations made by the Company other than those contained in this Release and understands that Executive will receive the payments and benefits provided under the CIC Continuity Agreement as set forth on <u>Schedule I</u>, less any applicable tax withholdings, in accordance with the terms of the CIC Continuity Agreement following the date on which this Release becomes irrevocable as described above.

EXECUTIVE

Dated: _____   _____

Schedule I Severance Benefits

Payment or Benefit	Amount	Payment Timing
Accrued Obligations (not	$[●] (Annual Base Salary)	
[Pro Rata Bonus] [Second	$[●]	
Severance Payment	$[●]	
Welfare Benefits Payment	$[●]	
Lease Payment	Up to $[350,000]	
Tax Preparation Payment	$[●]	
Outplacement	Up to $25,000	
Other Benefits (not subject	[To be specified as	

Exhibit 21.1

LIST OF SUBSIDIARIES OF CAPRI HOLDINGS LIMITED

Entity Name	Jurisdiction of Formation
Aruba MK Retail N.V.	Aruba
Calzaturificio Sicla S.r.l.	Italy
Capri (Australia) Pty Ltd	Australia
Capri (BVI) Ventures Limited	British Virgin Islands
Capri (BVI) Ventures II Limited	British Virgin Islands
Capri Finance Hong Kong Limited	Hong Kong, China
Capri Finance Malta Limited	Malta
Capri Finance USA L.L.C.	Delaware
Capri Footwear Industries S.r.l.	Italy
Capri Insurance Delaware Limited	Delaware
Capri Luxury Finance Limited	United Kingdom
Capri Operations Limited	British Virgin Islands
Capri (Switzerland) GmbH	Switzerland
Capri (Switzerland) Holdings GmbH	Switzerland
Capri UK Holdings Limited	United Kingdom
Capri UK Intermediate Limited	United Kingdom
Capri UK Investments Limited	United Kingdom
Capri UK Ventures Limited	United Kingdom
Capri UK Ventures 2 Limited	United Kingdom
Capri USA L.L.C.	Delaware
Capri USA Holdings LLC	Delaware
Capri USA Intermediate LLC	Delaware
Creek Apartments Limited	U.A.E.
FRANCHOO S.A.S	France
Gianni Versace S.r.l.	Italy
GIVI Holding S.r.l.	Italy
G. Versace Hellas S.A.	Greece
ITACHOO S.r.l.	Italy
JC Gulf Trading LLC	U.A.E.
J. Choo (Asia) Limited	Hong Kong, China
J. Choo Austria GmbH	Austria
J. Choo (Belgium) BVBA	Belgium
J. Choo Canada Inc.	Canada
J. Choo Czech, s.r.o.	Czech Republic
J. Choo Denmark ApS	Denmark
J Choo Florida, Inc.	Delaware
J Choo Germany GmbH	Germany
J. Choo Hungary Kft	Hungary
J. Choo Limited	United Kingdom
J. Choo (Macau) Co., Limited	Macau, China
J. Choo Netherlands B.V.	Netherlands
J. Choo Norway AS	Norway
J. Choo Portugal, Unipessoal LDA	Portugal
J. Choo RUS L.L.C.	Russia
J. Choo Russia JV Limited	United Kingdom
J. Choo Sweden AB	Sweden
J Choo (Switzerland) AG	Switzerland
J. Choo (Thailand) Co., Ltd.	Thailand
J Choo USA, Inc.	Delaware
JC ME Trading DWC L.L.C.	U.A.E. free zone
JC Services ME DMCC L.L.C.	U.A.E. free zone

Entity Name	Jurisdiction of Formation
Jimmy Choo Florence S.r.l.	Italy
Jimmy Choo Group Limited	United Kingdom
Jimmy Choo Hong Kong Limited	Hong Kong, China
Jimmy Choo Korea Limited	South Korea
Jimmy Choo (Malaysia) Sdn. Bhd	Malaysia
Jimmy Choo (Shanghai) Trading Co. Limited	China
Jimmy Choo (Singapore) Pte. Limited	Singapore
JIMMY CHOO SPAIN S.L.U.	Spain
Jimmy Choo Tokyo K.K.	Japan
Michael Kors (Austria) GmbH	Austria
Michael Kors Aviation, L.L.C.	Delaware
Michael Kors Belgium BV	Belgium
Michael Kors (Bucharest Store) S.R.L.	Romania
Michael Kors (Canada) Holdings Ltd.	Canada
Michael Kors Columbia SAS	Columbia
Michael Kors (Czech Republic) s.r.o.	Czech Republic
Michael Kors (Denmark) ApS	Denmark
Michael Kors Do Brasil Comercio De Accesorios E Vestuario Ltda.	Brazil
Michael Kors Dominicana S.A.S.	Dominican Republic
Michael Kors (Europe) B.V.	Netherlands
Michael Kors (France) SAS	France
Michael Kors (Germany) GmbH	Germany
Michael Kors (HK) Limited	Hong Kong, China
Michael Kors (Hungary) Kft.	Hungary
Michael Kors (Ireland) Limited	Ireland
Michael Kors Italy S.R.L. Con Socio Unico	Italy
Michael Kors Japan, LLC	Japan
Michael Kors Korea Yuhan Hoesa	South Korea
Michael Kors (Latvia) SIA	Latvia
Michael Kors Limited	Hong Kong, China
Michael Kors, L.L.C.	Delaware
Michael Kors (Luxembourg) Retail S.à r.l.	Luxembourg
Michael Kors (Netherlands) B.V.	Netherlands
Michael Kors (Panama) Holdings, Inc.	Panama
Michael Kors (Poland) Sp. z o.o.	Poland
Michael Kors (Portugal) Lda.	Portugal
Michael Kors Retail, Inc.	Delaware
Michael Kors Spain, S.L.U.	Spain
Michael Kors Stores (California), LLC	Delaware
Michael Kors Stores, L.L.C.	New York
Michael Kors (Sweden) AB	Sweden
Michael Kors (Switzerland) GmbH	Switzerland
Michael Kors (Switzerland) International GmbH	Switzerland
Michael Kors (Switzerland) Retail GmbH	Switzerland
Michael Kors Trading (Shanghai) Company Limited	China
Michael Kors (UK) Limited	United Kingdom
Michael Kors (USA) Holdings, Inc.	Delaware
Michael Kors (USA), Inc.	Delaware
Michael Kors Virginia, L.L.C.	Virginia
MK Chile SpA	Chile
MK Holetown (Barbados) Inc.	Barbados
MKJC Limited	British Virgin Islands
MK Operations E-zone Curacao N.V.	Curaçao
MK (Panama) Operations, Inc.	Panama

Entity Name	Jurisdiction of Formation
MK Panama Retail, S.A.	Panama
MK Retail Operation CR S.A.	Costa Rica
MK Retail (SXM) N.V.	St. Maarten
MK (Shanghai) Commercial Trading Company Limited	China
UAB Michael Kors (Lithuania)	Lithuania
Versace Asia Pacific Limited	Hong Kong, China
Versace Australia Pty Limited	Australia
Versace Austria GmbH	Austria
Versace Belgique SA	Belgium
Versace Canada, Inc.	Canada
Versace China Limited	China
Versace Czech s.r.o.	Czech Republic
Versace Deutschland GmbH	Germany
Versace Do Brasil Importação e Distribuição de Produtos de Vestuário e Acessórios Ltda.	Brazil
Versace España, S.A.U.	Spain
Versace España, S.A.U. – Sucursal em Portugal	Portugal
Versace France S.A.	France
Versace Japan Co., Ltd.	Japan
Versace Korea Co., Ltd.	South Korea
Versace Macau Limited	Macau, China
Versace Malaysia Sdn. Bhd.	Malaysia
Versace Monte-Carlo S.A.M.	Principality of Monaco
Versace Nederland	Netherlands
Versace Shanghai Limited	China
Versace Singapore Pte. Ltd.	Singapore
Versace Suisse SA	Switzerland
Versace Taiwan Co., Limited	Taiwan, China
Versace (Thailand) Co., Ltd.	Thailand
Versace U.K. Ltd.	United Kingdom
Versace USA, Inc.	New York

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-178486, 333-249023, 333-234699 and 333-266480) pertaining to the Amended and Restated Omnibus Incentive Plan, Second Amended and Restated Omnibus Incentive Plan, Deferred Compensation Plan, and Third Amended and Restated Omnibus Incentive Plan of Capri Holdings Limited and subsidiaries of our reports dated May 29, 2024 with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Capri Holdings Limited and subsidiaries, included in this Annual Report (Form 10-K) of Capri Holdings Limited for the year ended March 30, 2024.

/s/ ERNST & YOUNG LLP

New York, New York
May 29, 2024

Exhibit 31.1

CERTIFICATIONS

I, John D. Idol, certify that:

1. I have reviewed this Form 10-K of Capri Holdings Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 29, 2024

By: /s/ John D. Idol
             John D. Idol
        Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Thomas J. Edwards, Jr., certify that:

1. I have reviewed this Form 10-K of Capri Holdings Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 29, 2024

By: /s/ Thomas J. Edwards, Jr.

      Thomas J. Edwards, Jr
      Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with this annual report on Form 10-K of Capri Holdings Limited (the "Company") for the year ended March 30, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John D. Idol, Chief Executive Officer of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i)   The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Capri Holdings Limited.

Date: May 29, 2024


/s/ John D. Idol
_____
John D. Idol
Chief Executive Officer
(Principal Executive Officer)


The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of this Report.

**Exhibit 32.2**

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with this annual report on Form 10-K of Capri Holdings Limited (the "Company") for the year ended March 30, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas J. Edwards, Jr., Chief Financial Officer of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and
(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Capri Holdings Limited.

Date: May 29, 2024

/s/ Thomas J. Edwards, Jr.
_____
Thomas J. Edwards, Jr.
Chief Financial Officer
(Principal Financial Officer)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of this Report.

Exhibit 97

Incentive Clawback Policy

1. Overview

Capri Holdings Limited (the "Company") has established this Incentive Clawback Policy (this "Policy") to provide for the recovery of Erroneously Awarded Compensation from Executive Officers. This Policy is designed to comply with the applicable rules of The New York Stock Exchange Listed Company Manual (the "NYSE Rules") and with Section 10D and Rule 10D-1 of the U.S. Securities Exchange Act of 1934, as amended ("Rule 10D-1").

2. Definitions

"Accounting Restatement" means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that corrects an error that is not material to previously issued financial statements but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

"Board" means the Board of Directors of the Company.

"Clawback Eligible Incentive Compensation" means all Incentive-based Compensation Received by an Executive Officer (i) on or after the Effective Date, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time any Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period.

"Clawback Period" means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years. However, a transition period between the last day of the Company's previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

"Committee" means the Compensation and Talent Committee of the Board.

"Effective Date" means October 2, 2023.

"Erroneously Awarded Compensation" means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that would have been Received had it been determined based on the restated amounts in the Accounting Restatement, computed without regard to any taxes paid. For Incentive-based Compensation based on share price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the share price or total shareholder return upon which the incentive-based compensation was received, and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

"Executive Officer" means the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company's parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. An "executive officer" for purposes of this Policy includes at a minimum executive officers identified pursuant to Item 401(b) of SEC Regulation S-K.

"Financial Reporting Measures" means measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and all other measures that are derived wholly or in part from such measures. Share price and total shareholder return are also financial reporting measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company's financial statements or included in a filing with the SEC.

"Incentive-based Compensation" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

"NYSE" means the New York Stock Exchange.

"Received" means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period. For the avoidance of doubt, Incentive-based Compensation shall only be treated as Received during one (and only one) fiscal year, even if such Incentive-based Compensation is deemed received in one fiscal year and actually received in a later fiscal year.

"Restatement Date" means the earlier to occur of (i) the date the Board, a committee of the Board, or officers of the Company authorized to take action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

"SEC" means the U.S. Securities and Exchange Commission

3. *Recovery of Erroneously Awarded Compensation due to an Accounting Restatement*

 In the event of an Accounting Restatement, the Board will reasonably promptly recover the Erroneously Awarded Compensation in accordance with the NYSE Rules and Rule 10D-1 as follows:

    a. Upon the occurrence of an Accounting Restatement, the Committee shall determine the amount of any Erroneously Awarded Compensation and shall promptly deliver a written notice to each Executive Officer containing the amount of any such Erroneously Awarded Compensation and such Executive Officer shall satisfy the repayment of any such Erroneously Awarded Compensation in a manner and on the terms as the Committee shall require. Recovery of Erroneously Awarded Compensation shall be on a "no fault" basis and shall occur regardless of whether the Executive Officer engaged in misconduct or was otherwise directly or indirectly involved.

    b. The Committee shall have discretion to determine the appropriate means of recouping the Erroneously Awarded Compensation hereunder based on the particular facts and circumstances, which may include, without limitation, (i) requiring reimbursement of cash Incentive-based Compensation previously paid, (ii) seeking recovery of any gain realized on the vesting, exercise settlement sale, transfer or other disposition of any equity-based awards, (iii) offsetting the recouped amount from any compensation otherwise owed by the Company to the Executive Officer, (iv) canceling outstanding vested or unvested equity awards, and/or (v) taking any other remedial and recovery action permitted by law, as determined by the Committee, in its sole discretion. Notwithstanding the foregoing in the first sentence of this Section 3.B., and except as set forth in Section 3.C. below, in no event may the Company accept an amount that is less than the Erroneously Awarded Compensation in satisfaction of a Section 16 Officer's obligations hereunder. To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

    c. Notwithstanding anything to the contrary herein, the Company shall not be required to take the actions contemplated by Section 3.B. above if the Committee determines that recovery would be impracticable and either (i) the Committee has determined that the direct expenses, such as reasonable legal expenses and consulting fees, paid to a third party to assist in enforcing the Policy

would exceed the amount to be recovered, (ii) recovery would violate home country law where that law was adopted prior to November 28, 2022 or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended. In order for the Committee to make the determination under Section 3.C(i), the Company shall make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s), and provide documentation to the NYSE, and in order for the Committee to make the determination under Section 3.C(ii) the Company shall obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation, and provide such opinion to the NYSE.

4. No Indemnification

  Notwithstanding the terms of any indemnification or insurance policy or any other contractual arrangement with any Executive Officer that may be interpreted to the contrary, the Company shall not indemnify any Executive Officer against the loss of Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by the Executive Officer to fund potential clawback obligations under this Policy.

5. Other Recoupment Rights

  This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or NYSE, their beneficiaries, heirs, executors, administrators, or other legal representatives. The Committee or the Board acting as the Committee (either of these, as applicable the "Administrator") intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan, or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation, or rule pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement, or other arrangement.

6. Application and Method of Recovery

  Nothing in this Policy will limit in any respect (A) the Company's right to take or not to take any action with respect to any Executive Officer's or any other person's employment or (B) the obligation of the Chief Executive Officer or the Chief Financial Officer to reimburse the Company in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, as amended. Any determination made pursuant to Section 3 of this Policy and any application and implementation thereof need not be uniform with respect to each Executive Officer, or payment recovered or forfeited under this Policy.

7. Administration and Interpretation

  This Policy shall be administered by the Administrator, which shall have authority to (A) exercise all of the powers granted to it under the Policy, (B) construe, interpret, and implement this Policy, (C) make all determinations necessary or advisable in administering this Policy and for the Company's compliance with NYSE Rules, Section 10D and Rule 10D-1, and any other applicable law, regulation, rule, or interpretation of the SEC or NYSE Rules promulgated or issued in connection therewith, and (D) amend this Policy, including to reflect changes in applicable law or stock exchange regulation. Any determinations made by the Administrator shall be final and binding on all affected individuals.

8. *Amendment; Termination*

The Administrator may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this paragraph to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, Rule 10D-1, or any NYSE Rules.

9. *Disclosure and Filing Requirement*

The Company shall file this Policy and, in the event of an Accounting Restatement and/or action to recover Erroneously Awarded Compensation, will disclose information related to such Accounting Restatement and/or action to recover Erroneously Awarded Compensation in accordance with applicable law, including, for the avoidance of doubt, Rule 10-D1 and the NYSE Rules.

10. *Adoption; Effectiveness*

This Policy was adopted by the Company on October 31, 2023 and, from and after the Effective Date, shall replace in its entirety the Company's Clawback Policy, dated April 2, 2013.